FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C/U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:

Musaffa, Inc.

Legal status of Issuer:

>   *Form:*
>
>   Corporation
>
>   *Jurisdiction of Incorporation/Organization:*
>
>   Delaware
>
>   *Date of Organization:*
>
>   April 25, 2022

Physical Address of Issuer:

48 Wall Street Suite 1100 PMB 1026, New York, NY 10005, USA

Website of Issuer:

https://musaffa.com/

Is there a Co-issuer? _X__ yes __ no.

Name of the Co-issuer:

Musaffa CFV LLC

Legal Status of Co-Issuer:

>   *Form:*
>
>   *Limited Liability Company*
>
>   *Jurisdiction of Incorporation/Organization:*
>
>   *Wyoming*

Date of Organization:

November 13, 2023

Physical Address of Co-Issuer:

48 Wall Street Suite 1100 PMB 1026, New York, NY 10005, USA

Website of Co-Issuer:

None

Name of Intermediary through which the Offering will be Conducted:

Dealmaker

CIK Number of Intermediary:

0001872856

SEC File Number of Intermediary:

008-70756

CRD Number of Intermediary:

315324

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of seven and a half percent (7.5%) of the amount raised in the offering to the Intermediary. This fee is inclusive of all processing fees, transaction fees, electronic signature fees and anti-money laundering (AML) search fees. There is also a $2,000 monthly fee payable to DealMaker Securities LLC and/or its affiliates starting 6 months after the raise launches.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

None

Type of Security Offered:

Class B Common Stock

Target Number of Securities to be Offered:

3,922 - Shares if all investors pay the Investor Processing Fee. Up to 4,000 Shares if no investors pay the Investor Processing Fee.

Maximum Number of Securities to be Offered:

392,157 Shares if all investors pay the Investor Processing Fee. Up to 400,000 if no investors pay the Investor Processing Fee.

Price (or Method for Determining Price):

$3.00 (In addition, there is a 2% investor processing fee for investments at or below $4,999.99)

Target Offering Amount:

$12,001.32

Maximum Offering Amount

$ 1,200,000.42

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Deadline to reach the Target Offering Amount:

October 11, 2026

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current Employee Count:

- Full-time employees: 23
- Part-time employees: 2

Current Contractor Count:

- Full-time contractors: 14
- Part-time contractors: 3

	Most recent fiscal year-end (2025) *	Prior fiscal year-end (2024)
Total Assets	$1,056,391	$1,184,839
Cash & Cash Equivalents	$82,558	$392,443
Accounts Receivable	$6,779	$18,333
Short-term Debt	$309,604	$140,339
Long-term Debt	$410,630	$465,630
Revenues/Sales	$280,818	$171,295
Cost of Goods Sold	$310,311	$215,071
Taxes Paid	$0	$0
Net Income	-$2,889,985	-$2,534,936

* Musaffa LLC was formed on December 14, 2020, under the name Amanatrade LLC, before filing an amendment on November 9, 2021, changing the name to Musaffa LLC. On June 22, 2022, the Company acquired Musaffa LLC. Musaffa Financial Solutions LLC is based in Uzbekistan and was formed for business operations in the country on November 19, 2021. The Company acquired Musaffa Financial Solutions LLC on January 6, 2023. Although the Company was formed subsequent to the formation of the Musaffa LLC and Musaffa Financial Solutions LLC, for purposes of these financial statements, all prior activities of the subsidiaries have been combined with that of Musaffa Inc. for the periods presented, as the anticipated use of the financials is for investor-purposes of understanding the brand's operations as entities who conducted the core business (predecessor) prior to formation of Musaffa Inc. In December 2023, the Company began the process of forming a subsidiary, Musaffa Financing Broker Co., in Dubai, UAE for purposes of business operations in the country. Currently, Musaffa Financing Broker Co. is affiliated to Musaffa Inc., through full ownership by co-founder, Dilshod Jumaniyazov. This is an interim solution while we are working to transfer full ownership to Musaffa, Inc.

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

**MUSAFFA, INC.**

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

**SPECIAL NOTICE TO FOREIGN INVESTORS**

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

**NOTICE REGARDING THE ESCROW AGENT**

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than Dealmaker crowdfunding portal (the "**Intermediary**") has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $12,001.32 (the "**Target Offering Amount**") and up to a maximum amount of $1,200,000.42 (the "**Maximum Offering Amount**") of Class B Common Stock (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**), including the anticipated investor processing fee (see below). The minimum individual subscription amount is $1,500.00, consisting of 500 shares at a share purchase price of $3.00 (**"Minimum Individual Subscription Amount"**). In addition, there will be an investor processing fee of 2% for such Minimum Individual Subscription Amount (See "**Investor Processing Fee**" below). The maximum individual subscription amount is $1,200,000.42 (for accredited investors), consisting of a 400,000 share purchase at $3.00 (i.e. an investment of this size would not incur an Investor Processing Fee because the investment amount exceeds $4,999.99) ("**Maximum Individual Subscription Amount**"). The Company reserves the right to amend the Minimum Individual Subscription Amount and Maximum Individual Subscription Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Subscription Amounts and Maximum Individual Subscription Amounts to Investors participating in such programs without notice. The Company must raise an amount equal to or greater than the Target Offering Amount by September 30, 2026 (the "**Offering Deadline**"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled and all committed funds will be returned.

Investment commitments may be accepted or rejected, in whole or in part, by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. Investors must complete the purchase process through our intermediary, DealMaker Securities LLC (the **"Intermediary"**). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the **"Escrow Agent"**) until the Target Offering Amount has been met or exceeded and one or more closings occur.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

Investment Confirmation Process

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary **(**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Cancellations and Early Closing

Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer upon closing of the Offering and the investor will receive securities in exchange for his or her investment.

Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened,

(ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline. Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date. In an early closing, the Offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Intermediate (Rolling) Closings

If the Issuer conducts an initial closing (the **"Initial Closing"**), the Issuer will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Issuer may conduct another close (a **"Subsequent Closing"**) before the Offering Deadline. All Subsequent Closings are rolling closings. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Issuer, and issuance of securities to the investors. During this time, the Issuer may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to Form C. In an early closing, the Offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Any investment commitments received after an intermediate closing will be released to the Issuer upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

Investor Processing Fee

Investors participating in the Offering shall be subject to investor processing fees (the **"Investor Processing Fee"**) as follows:

1. For investments between $1,500.00 and $4,999.99, an Investor Processing Fee of two percent (2%) shall apply.
2. For any single investment totaling $5,000 or more made in one payment, no Investor Processing Fee shall be charged for the whole amount. For the avoidance of doubt, multiple separate investments may not be aggregated or combined to meet the $5,000 threshold to qualify for the Investor Processing Fee waiver.

Each investment will be considered distinct and separate from any previous investment when determining the Investor Processing Fee.

The Company reserves the right to adjust these fees at its sole discretion. The Intermediary will receive a cash commission on this fee.

Perks

DealMaker Securities LLC has not been engaged to assist in the distribution of the Perks, and will not receive any compensation related to them.

The Company is offering Investors three types of bonus shares consisting of (i) Investment Amount-Based Bonus Shares, (ii) Time-Based Bonus Shares, and (iii) Loyalty-Based Bonus Shares (collectively, **"Bonus Shares"**) at no additional consideration but subject to certain conditions (collectively, the **"Perks"**). All investment amounts set forth below do not include the Investor Processing Fee charged by the Intermediary. To receive any Perks, the entire investment amount that qualifies for the Perks must be made under a single Subscription Agreement. Multiple subscriptions during the term of this Offering do not stack up. Each subscription will be evaluated separately for purposes of determining eligibility for and receipt of Perks. The Perks associated with each subscription will be determined based on the individual Investment amount and will not be combined with other subscriptions for calculation purposes. For clarity, if an Investor makes multiple investments during the Offering period, each individual investment will independently qualify for Perks based solely on that specific investment's amount, and such investments will not be aggregated to determine perk tier eligibility. Unless otherwise specified herein, Investors shall receive the Perks after the Offering Deadline, or at such time when the Securities are issued, or when this Offering is ended, unless the Offering is cancelled in accordance with the terms herein (**"Perks Assignment Date"**). The Company reserves the right to modify, suspend or discontinue any and all of the Perks, provided that any such modification shall not affect Perks already earned or assigned.

1. **Investment Amount Based Bonus Shares**

Throughout the term of this Offering, the Investor shall be entitled to receive Bonus Shares based on the Investment Amount as shown in the Table below:

Investment Tier Names	Investment Amount*	Bonus Shares (%)
Supporter	$1500 - $2,499	0%
Contributor	$2,500 - $4,999	1%
Advocate	$5,000 - $9,999	2%
Champion	$10,000 - $24,999	3%
Visionary	$25,000+	4%

*"Investment Amount" means the cash amount invested by the Investor, excluding any Investor Processing Fees, which will be taken as the basis for the calculation of all Bonus Shares.

2. **Time-Based Bonus Shares**

During the period commencing at 12:00 pm Eastern Daylight Time ("EDT") on June 12, 2026 (the "Launch Date") and concluding at 11:59 pm EDT on June 30, 2026 (the "Invest Early Benefit More Campaign Period"), the first 200 Investors shall be entitled to receive Time-Based Bonus Shares based on the timing of their investment as set forth in the table below. All Bonus Shares under this Section 2 will be granted on a first-come, first-served basis.

The Time-Based Bonus Share rate starts at four percent (4%) for investments made during Week 1 and decreases by one percentage point (1%) for each successive seven (7) calendar day period starting from the Launch Date, as set forth in the table below:

Period	Dates	Time-Based Bonus Shares (%)
Week 1	June 12, 2026 - June 18, 2026	4%
Week 2	June 19, 2026 - June 25, 2026	3%
Week 3	June 26, 2026 - July 2, 2026	2%
Week 4	July 3, 2026 - July 9, 2026	1%

To receive these Bonus Shares, Investors must sign the Subscription Agreement during the Invest Early Benefit More Campaign Period and transfer the investment funds to the Issuer within ten (10) calendar days of such signature date. Each calendar day will end at 11:59 pm EDT. The applicable bonus rate will be determined by the date of the Subscription Agreement signature; provided, however, that if the investment funds are not received by the Issuer within such ten (10) calendar day period, the applicable bonus rate shall be determined based on the date and time the Issuer actually receives the investment funds.

3. **Loyalty-Based Bonus Shares:**

Throughout the term of this Offering, Investors who qualify as an Existing Investor shall be entitled to receive the following Loyalty-Based Bonus Shares:

Loyalty Type	Bonus Shares (%)
Existing Investor in the Company	3.00%

Rules for stacking (combining) different types of Bonus Shares:

All applicable Bonus Shares categories shall be combined and calculated together for investments made under a single Subscription Agreement. Investments under multiple Subscription Agreements do not stack up. The percentages for each applicable Bonus Share type are added together, and the total percentage is then applied against the Investment Amount to determine the total Bonus Shares awarded. In the event that any fractional shares result from the combination of total shares, such fractional shares shall be rounded up to the nearest whole share. The following examples illustrate how Bonus Shares are stacked:

Example 1: New Investor investing $15,000 on the Launch Date

- Investment Amount-Based Bonus Shares: A $15,000 investment qualifies for a 3% Bonus Shares.
- Time-Based Bonus Shares: An investment made before 11:59 PM EDT on the Launch Date, qualifies for 4% Bonus Shares.
- Loyalty-Based Bonus Shares: This Investor is a new Investor. As such, this Investor does not qualify for any Loyalty-Based Bonus Shares.

Total Bonus Shares: 3% + 4% = 7%

Bonus Shares Awarded: ($15,000 ÷ $3.00) * 0.07 = 350 number of Bonus Shares (rounded up to the nearest whole share)

Example 2: Existing Investor investing $5,000 on the Day 11 from the Launch Date

- Investment Amount-Based Bonus Shares: A $5,000 investment qualifies for a 2% Bonus Shares.
- Time-Based Bonus Shares: An investment made before 11:59 PM EDT on the Day 11 of the Launch Date, which falls in Week 2, qualifies for a 3% Bonus Shares.
- Loyalty-Based Bonus Shares: This investor qualifies for the Existing Investor Bonus Shares of 3%.

Total Bonus Shares: 2% + 3% + 3% = 8%

Bonus Shares Awarded: ($5,000 ÷ $3.00) * 0.08 = 134 number of Bonus Shares (rounded up to the nearest whole share)

Definitions

"**Investment Amount Based Bonus Shares**" means additional shares awarded to Investors based on their Investment Amount as set forth in the table above.

"**Loyalty-Based Bonus Shares**" means additional shares awarded to Existing Investors as set forth in the Loyalty-Based Bonus Shares table above.

"**New Investor**" means an individual or entity that has not invested in the Issuer before the date of investment under this Offering.

"**Existing Investor**" means an individual or entity that has invested at least one investment in the Issuer prior to the start of this Offering.

The Deal Page

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://own.musaffa.com (the **"Deal Page"**). The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering.

Investment commitments are not binding on the Company until they are accepted by the Company. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C and the Instrument attached as Exhibit B, in conjunction with the following summary information.

Transfer Agent and Registrar

The DealMaker Transfer Agent, LLC will act as the transfer agent and registrar for the Securities.

Investment in the Co-Issuer

Investors will make their investments by investing in interests issued by Musaffa CFV LLC, a Wyoming limited liability company, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933 ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the DealMaker platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV has been formed as of November 13, 2023. The SPV has conducted audits of its financials and prepared the audit report for the year 2023. The SPV is managed by Dilshod Jumaniyazov, appointed manager of SPV ("Manager") and is a co-issuer with the Company of the securities being offered in this offering (the "Co-Issuer"). The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights

If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the person duly authorized by a Member or Manager pursuant to Operating Agreement of SPV, if the proxy is in effect.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Operating Agreement of Musaffa CFV LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

Dividends and/or Distributions

The Securities will entitle Investors to distributions and dividends pursuant to the Articles of Incorporation and the Bylaws of the Company, as applicable, if and when such distributions or dividends are paid in the discretion of the Company. The Company cannot guarantee that Investors will receive distributions or dividends in respect of the investment.

Dissolution

If there is a **Dissolution Event** (as defined below), subject to the preferences applicable to any other series of stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

Voting and Control

The Securities have no voting rights unless otherwise provided for by the Company.

The Company does not have any voting agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company. Investors should understand and expect the potential for dilution. The Investor's stake in the Company could be diluted due to the Company issuing additional shares of stock or other convertible securities to other parties. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up (there is no guarantee that it will). You will own a smaller piece of a larger Company (or, if the value goes down, then a smaller piece of a smaller company). This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments into stock.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred:

(1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur while the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place the securities into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Dealmaker Investment Services.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the closing of the Offering, because the amount of capital stock to be issued is based on the occurrence of future events including the consummation of the Offering.

Certain Definitions

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

COMMISSION AND FEES

Cash Commission

At the conclusion of the Offering, the issuer shall pay a cash fee of seven and a half percent (7.5%) of the amount raised in the Offering to the Intermediary.

Fees

There is also a $2,000 monthly fee payable to DealMaker Securities LLC and/or its affiliates starting 6 months after the raise launches.

TRANSACTION PROCESSING

Notifications

Investors will receive periodic notifications regarding certain events pertaining to this Offering, such as the Company reaching its Target Offering Amount, the Company making an early closing, the Company making material changes to its Form C, and the Offering closing at its target date.

Oversubscriptions

The Target Offering Amount is $12,000.00, but investments in excess of the Target Offering Amount and up to the Maximum Offering Amount of $1,200,000.00 will be accepted. Oversubscriptions will be allocated at the discretion of the Intermediary.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate significant sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue the Securities to investors upon the completion of the Offering.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning

programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could

result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

The Company has significant competition from similar platforms, products, and services.

The Company provides a professional social networking platform, and as such, faces competition from other social media platforms and professional networking service providers. Further, social networks are a network good, and therefore attracting new users depends on the platform's existing user base. There can be no guarantee that the platform will acquire enough users to attract sufficient additional users to successfully establish the platform and compete with the Company's competitors.

The markets in which our services are sold are highly competitive. Our services compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded platforms and services. Product quality, performance, value and packaging are also important differentiating factors.

Litigation

We make a significant effort to keep the company protected from various litigation and claims. As a company operating in a complex environment, we acknowledge that the Company is not immune to the risk of litigation, particularly in the course of its dealings with service providers and employees. However, to mitigate these risks, we have implemented robust contractual arrangements, working on building a comprehensive compliance program, and other dispute resolution processes. We are also investing in preventative measures such as training for our staff, establishing clear communication channels for addressing grievances, and fostering a culture of respect and transparency. Recently, we strengthened our commitment to legal risk management by hiring an in-house lawyer. This addition to our team is aimed at ensuring that our transactions and relationships are structured and managed in a manner that not only meets legal requirements, but also minimizes the potential for disputes. Nevertheless, while we are committed to minimizing the likelihood and potential impact of litigation, it is impossible to entirely negate this risk.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to a Reservation Campaign (also known as "Testing the Waters").

Prior to filing this Form C, the Company may engage in a Reservation Campaign (also known as "testing the waters") permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made

prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibits below (if any). Some of these communications may not have included proper disclaimers required for a Reservation Campaign.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different

cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur while the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Dealmaker Investment Services.

Investors will not have voting rights.

Investors will not have the right to vote upon matters of the Company. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. Only in limited circumstances, such as a liquidity event, may Investors be entitled to payments and even then, such payments will be limited to the amount of cash available to the Company.

Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or a liquidity event such as a sale of the Company or an initial public offering. If no liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur while the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the terms of the Securities, the Nominee has the right to place the Security into a custodial relationship with a qualified third party and have said

Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Dealmaker Investment Services. The Securities have no voting rights or ability to direct the Company or its actions.

Any Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Our valuation and our offering price have been established internally and are difficult to assess.

The Offering price was not established in a competitive or public market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Company has set the price of its Class B Non-voting Common Stock at $3.00 per share, plus a 2% Investor Processing Fee, see "Securities Being Offered" for further details on this fee. This fee is intended to offset transaction costs and though this fee is counted towards the amount the company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our company accordingly. Valuations for companies at this stage are generally speculative. Our valuation may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a growth company. The issuance of additional shares of Common Stock, or additional option grants may dilute the value of your holdings, this includes the issuance of shares to our employees of our parent company. You should not invest if you disagree with this valuation.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

The Processing Fee may not count toward your cost basis for tax purposes.

The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Processing Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have

been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

Executive Summary

Musaffa is a U.S. SEC-registered investment advisor and Shariah-compliant financial technology (fintech) company committed to promoting financial inclusion by delivering innovative, faith-aligned investment solutions, financial education, and comprehensive investment research. Musaffa is breaking barriers in the global financial market, enabling Muslim investors and ethically conscious non-Muslim individuals seeking to make informed, ethical financial decisions aligned with Islamic principles.

Recognized by Salaam Gateway among the world's top 30 Islamic fintech companies in its *30 Notable Islamic Fintechs 2026* report, Musaffa has *positioned* itself as *one of the* global leade*r*s in Shariah-compliant financial technology.

Musaffa has now been featured in Salaam Gateway's list of the world's top 30 notable Islamic fintech companies for three consecutive years, highlighting the company's growing global impact in expanding access to ethical, Shariah-compliant financial solutions for underserved communities worldwide.

Read the full report here: https://salaamgateway.com/ranking/Notable-Islamic-Fintech-2026

Musaffa's research and screening platform currently serves users across 200+ countries through its web platform and mobile applications.

Looking forward, Musaffa plans to integrate AI-powered tools to enhance its stock and ETF screening, company analysis, portfolio insights, and personalized financial education. These innovations are expected to improve efficiency, increase accuracy, and empower Muslim investors with the tools they need to make informed, faith-aligned decisions.

Musaffa's focus is on providing a seamless and secure user experience for near-prime, digitally savvy individuals across key markets. By offering easy access to Shariah-compliant investment solutions, Musaffa is helping bridge the gap between conventional finance and faith-based investing.

As part of its growth strategy, Musaffa is expanding its AI-powered investing capabilities, including intelligent stock screening, portfolio optimization, and risk management tools designed to support more informed, Shariah-compliant investment decision-making.

The funds raised through this offering are expected to be primarily allocated toward:

- Operational expenses
- Research and development
- Regulatory and compliance initiatives
- Marketing and growth initiatives
- Strategic hiring and team expansion

These investments are intended to support the continued growth of Musaffa's platform, expand its product offerings, and further the company's mission of providing accessible, faith-aligned financial solutions to Muslim and values-driven investors globally.

Company Description

Incorporated in Delaware, United States, Musaffa is a U.S. SEC-registered investment advisor and Shariah-compliant fintech company dedicated to empowering underserved Muslim communities worldwide. Many Muslim communities face limited access to ethical financial products and services, particularly in regions where traditional financial institutions dominate. At the same time, Musaffa recognizes the growing demand among non-Muslim investors who are seeking to avoid industries that conflict with their ethical values, such as gambling, alcohol, and interest-based lending.

Musaffa is addressing this gap by offering an easy-to-use platform for Shariah-compliant investing, combining financial education, ethical stock and ETF screening, and comprehensive investment research. The platform aims to

become the global leader in Shariah-compliant investing, providing tools that allow investors to confidently navigate the capital markets while adhering to their religious or ethical principles.

Looking forward, Musaffa is committed to further enhancing its platform and better serving users globally through continuous technological innovation.

Our Mission and Vision

Mission

To empower Muslim investors globally by providing proprietary Shariah compliance data, essential financial knowledge, innovative products, and cutting-edge technology, enabling them to make informed decisions and succeed in halal financial markets.

Vision

To establish Musaffa as the global leader in Shariah-compliant investment solutions and the go-to financial ecosystem, offering investors peace of mind knowing that all their investments are always halal.

Strategic Partnerships and Infrastructure

Musaffa has established strong partnerships with key fintech and financial data providers to ensure its platform's reliability, scalability, and future-proof infrastructure.

Key Collaborations

1. Real-Time Financial Market Data

Musaffa integrates with leading global market-data providers to ensure accurate, real-time information for Shariah-compliant stock and ETF screening.

2. Portfolio Connectivity

Our platform connects with major brokerage aggregation networks, enabling users to securely link portfolios from over 1,500 brokerages worldwide and automatically monitor Shariah compliance of their portfolios.

3. Regional Expansion Partnerships

We have established strategic partnerships in the GCC and broader MENA region to ensure the platform's scalability and effectiveness in these key regions.

4. Shariah Compliance Oversight

Amanah Advisors, Musaffa's dedicated Shariah advisors, monitor the platform's operations to ensure strict adherence to Shariah principles, providing reassurance to users that the financial solutions provided by Musaffa remain fully compliant with Islamic standards.

Musaffa Academy: Financial Education Initiative

Musaffa Academy provides specialized educational resources focused on various topics in Islamic finance and investment strategies, helping users develop expertise in Shariah-compliant investing. Musaffa believes that financial education is key to driving adoption of Shariah-compliant investing and contributing to the growth of the Islamic fintech sector.

Musaffa's Achievements

Since its inception, Musaffa has achieved several notable milestones:

- 1,200,000+ mobile app downloads with an average rating of 4.7 stars
- 638,000+ active registered users across 200+ countries
- 225,000+ social media followers, reflecting a strong and engaged community
- 7,000+ users with linked portfolios, managing a combined total of $100M+ in assets
- 10 B2B partnerships to expand platform offerings and enhance services
- Launch of Musaffa's global halal investing platform and halal managed portfolios across 120+ countries

With its continued growth and notable milestones, Musaffa is continuing to expand its position within the rapidly growing global Shariah-compliant fintech sector.

Market Landscape and Expansion Strategy

Market Landscape

The global Muslim population represents one of the fastest-growing demographics, with increasing demand for Shariah-compliant financial solutions. As a leader in the Islamic fintech sector, Musaffa is uniquely positioned to address this demand by offering faith-aligned investment products and educational resources tailored for Muslim investors worldwide.

Key Market Insights

Demographic Growth

(Source: Pew Research Center)

- Pew Research Center reports that the Muslim population is expected to grow more than twice as fast as the global population between 2015 and 2060.
- By 2060, Muslims are projected to become the world's largest religious group, surpassing Christians.
- While the global population is anticipated to grow by 32% during this period, the Muslim population is projected to increase by 70%, reaching nearly 3 billion.

Islamic Finance Expansion

(Source: Standard Chartered, 2023)

- According to Standard Chartered, the global Islamic finance industry managed assets totaling $2.2 trillion in 2022.
- According to Standard Chartered's 2025, the global Islamic finance industry is forecasted to reach approximately $7.5 trillion by 2028, with much of this expansion driven by the rising popularity of Islamic exchange-traded funds (ETFs).

Islamic Fintech Opportunity

(Source: Qatar Financial Center)

- The Qatar Financial Center estimates that the Islamic fintech market across OIC (Organization of Islamic Cooperation) countries was valued at $79 billion in 2021, accounting for only 0.83% of the global fintech market.
- This market is projected to grow at a compound annual growth rate (CAGR) of 17.9%, reaching $179 billion by 2026. This growth rate exceeds the global fintech CAGR of 13.5%.
- Key countries driving this growth include Saudi Arabia, Iran, Malaysia, the UAE, Turkey, and Indonesia, which together account for 81% of Islamic fintech transaction volume.

Fintech Industry Growth

(Source: BCG and QED Investors)

- Research by BCG and QED Investors indicates that global financial technology revenues are expected to grow sixfold, increasing from $245 billion in 2020 to $1.5 trillion by 2030.

Addressing Market Gaps

Musaffa seeks to address several gaps within the financial ecosystem that may limit access to halal investing solutions globally, including limited availability of Shariah-compliant financial products, barriers to entry for retail investors, and limited access to integrated halal investing platforms.

Challenges for Muslim Investors:

1. Limited Access

- Traditional financial institutions primarily offer conventional investment products, which are not compliant with Islamic principles.
- Muslims in countries with low GDP per capita, such as Indonesia, Pakistan, and Bangladesh, have limited access to halal financial tools.

2. Barriers to Entry:

- High minimum investment requirements in traditional financial markets may limit participation among retail investors.
- Limited availability of fractional investing capabilities in certain markets may further reduce accessibility.

3. Scarcity of Shariah-Compliant Platforms:

- Despite growth in digital investing platforms globally, relatively few platforms are specifically designed to address the needs of Muslim investors seeking faith-aligned investment solutions.

Musaffa's Solutions

1. Affordable Entry

Musaffa's halal investing platform supports investments starting at $100, including fractional shares, helping lower financial barriers and promote broader financial inclusion. Halal managed portfolios are available starting at a $500 minimum investment.

2. Education and Empowerment

Through **Musaffa Academy**, users gain the financial literacy needed to make informed, faith-aligned decisions.

3. Integrated Compliance Tools

Real-time tracking, Shariah compliance monitoring, and purification tools ensure all investments align with Islamic principles.

Core Model

Musaffa's core model addresses market challenges and is designed to support sustainable growth through three key pillars:

1. Intellectual Property (IP) Development

- **Focus**: Continuous innovation with proprietary AI-powered tools for Shariah compliance, portfolio optimization, and real-time monitoring.

- **Advantage**: Scalable, modular systems tailored to regional needs, enhancing integration with brokerages and institutions.

- **Investor Value**: Proprietary technology solidifies Musaffa's market edge and supports long-term scalability.

2. Long-Term Sustainability

- **Focus**: A scalable, cloud-based platform with diversified revenue streams from subscriptions and brokerage integrations.

- **Advantage**: Regulatory compliance across jurisdictions ensures operational efficiency and resilience.

- **Investor Value**: Predictable revenue and adaptability to changing market conditions.

3. Localized Execution

- **Focus**: Tailored solutions aligned with local languages, cultures, and regulations.

- **Advantage**: Partnerships with regional Islamic institutions build trust, while localized marketing drives user engagement.

- **Investor Value**: Increased adoption and retention establish Musaffa as a trusted partner in diverse markets.

Regional Opportunities for Musaffa

Musaffa's expansion strategy targets regions with high Muslim populations, strong fintech adoption, and unmet demand for Shariah-compliant solutions.

North America:

Muslim Population

- 5+ million.

Advantages:

- High GDP per capita and strong digital penetration.
- Established regulatory infrastructure for fintech solutions.
- Growing demand for ethical and socially responsible investment options.

Europe:

Muslim Population

- 25+ million.

Advantages

- Educated and diverse population with significant purchasing power.
- High demand for ethical financial products.
- Well-developed financial and regulatory frameworks.

MENA (Middle East and North Africa):

Muslim Population

- 300+ million.

Advantages:

- Leadership in Islamic banking assets.
- Relatively high GDP per capita in GCC countries.
- Demand for both retail and institutional Islamic investment products.

Asia

Muslim Population

- 800+ million.

Advantages

- A large middle-class population.
- Well-developed financial infrastructure in Southeast Asia (e.g., Malaysia, Indonesia).
- High demand for halal financial solutions.

Expansion Strategy

To capture these opportunities, Musaffa has developed a phased, regional expansion plan focusing on scalability, localization, and partnerships.

Target Regions for Expansion:

- **Middle East**: Bahrain, Kuwait, Oman, Qatar, Saudi Arabia, UAE, Turkey.
- **North Africa**: Egypt, Morocco, Tunisia, Algeria.
- **Central Asia**: Uzbekistan, Kazakhstan.
- **Southeast Asia**: Malaysia, Indonesia, Singapore.
- **South Asia**: India, Pakistan, Bangladesh.

Execution Pillars

1. B2B Partnerships:

- Collaborate with Islamic financial institutions, advisors, and brokerages to expand platform capabilities.

2. Consumer-Focused Features

- Develop multilingual interfaces and tailor platform tools to regional compliance needs.

3. Scalable Infrastructure

- Ensure seamless integration of localized features and compliance systems for rapid global expansion.

Platform Features and Shariah Oversight

As part of its expansion, Musaffa's digital platform is designed to provide seamless, Shariah-compliant investing experiences. The Company's goal is to allow users to register and invest in both regional and U.S. stocks within a single application, with the aim of providing broad global accessibility.

To uphold the platform's integrity:

- **Shariah Compliance:** All Platform features are designed to adhere to Islamic financial principles under the ongoing oversight of Musaffa's dedicated Shariah Advisors.

- **Investor Assurance:** Ongoing compliance monitoring reinforces trust, ensuring all investments remain fully aligned with Shariah standards.

This commitment to faith-aligned financial solutions continues to strengthen Musaffa's position as a trusted platform for Muslim and values-driven investors worldwide.

Global Outlook

Building on the success of Musaffa's stock and ETF screening platform, the company is expanding its offerings globally through a phased rollout strategy.

Short-Term Goals (2026)

1. Launch Shariah-compliant investing platform in the U.S.
2. Integrate tools for portfolio customization and compliance monitoring.

Long-Term Goals (2026 and beyond)

1. Expand the Company's halal investing platform to 140+ countries, providing broad access to Shariah-compliant self-directed and managed investment solutions. Note: Musaffa's research and screening platform is currently available in 200+ countries globally; this expansion goal is specific to the Company's regulated halal investing platform.
2. Reach millions of underserved Muslim investors worldwide.

Summary of Market Potential

The Islamic fintech market presents a significant growth opportunity, driven by:

- **Rapid demographic expansion** of the global Muslim population.
- **Increasing demand** for Shariah-compliant investment solutions.
- **Digital transformation** accelerating financial inclusion globally.

By prioritizing **Intellectual Property Development**, **Long-Term Sustainability**, and **Localized Execution**, Musaffa is well-positioned to scale effectively and establish itself as a leader in the Islamic fintech sector, empowering millions of underserved Muslim investors worldwide and driving meaningful economic impact.

Product Offering

Musaffa provides a comprehensive suite of Shariah-compliant financial solutions designed to empower Muslim investors to make halal and ethical financial decisions.

Current features emphasize accessibility, education, and trust, while future plans include introducing a dedicated investment platform and trading tools for halal investing. These offerings ensure users can confidently align their financial decisions with Islamic principles, positioning Musaffa as a trusted partner in Shariah-compliant investing.

Current Offerings

1. Global Halal Investing Platform

Purpose

Initially launched in December 2025, Musaffa's Global Halal Investing Platform is designed to provide users with direct access to *U.S. listed* halal stocks and ETFs through a secure and user-friendly investing experience.

Features

- Fully integrated investing platform designed for seamless execution of halal trades
- Access to U.S. listed halal stocks and ETFs through a streamlined digital investing experience
- Secure infrastructure supporting Shariah-aligned investing activities.

Impact

Provides users with an end-to-end halal investing experience, helping reduce barriers to ethical and faith-aligned investing.

2. Halal Managed Portfolios

Purpose

To provide users with professionally managed halal investment portfolios tailored to different risk profiles and long-term financial goals.

Portfolio Offerings

- US Core Portfolio
- US Growth Portfolio
- US Income Portfolio
- US Innovation Portfolio

Features

- Diversified halal portfolios built using stocks, sukuk, gold, and cash allocations.
- Automated portfolio rebalancing and ongoing compliance monitoring.
- Integrated purification support designed to help maintain full Shariah compliance.
- Risk-based portfolio options ranging from conservative to aggressive strategies

Impact

Simplifies halal investing by providing users with professionally managed, diversified portfolios through an accessible and user-friendly investing experience.

3. Musaffa Academy

Purpose

To enhance users' financial literacy and empower them with a strong foundation in Islamic finance.

Features

- Comprehensive educational content covering Shariah compliance, ethical investing, and key investment principles.
- Practical insights into Islamic finance, enabling users to confidently align their investments with their faith.

Impact

Builds user confidence and knowledge, ensuring informed and ethical financial decisions.

4. Halal Stock & ETF Screener

Purpose

To help users identify Shariah-compliant investment opportunities through a transparent and accessible global screening platform.

Features

- Screens more than 120,000 global stocks and 9,000+ ETFs for Shariah compliance
- Provides global market coverage across multiple exchanges and asset classes
- Supports users with compliance-focused investment research and screening capabilities

Impact

Designed to improve accessibility to halal investment research and support more informed, faith-aligned investment decision-making.

5. Fundamental Investment Research

Purpose

To help users identify profitable Shariah-compliant investment opportunities through data-driven research, screening, and portfolio analysis tools.

Features

- In-depth analysis of halal stocks and ETFs
- Investment research and screening capabilities
- Portfolio analytics and monitoring tools

Impact

Supports fundamental investment research and helps users make more informed, data-driven, and Shariah-aligned investment decisions that reflect their financial goals and values.

6. Seamless Portfolio Monitoring

Purpose

To help users monitor portfolio alignment with Islamic principles through integrated portfolio synchronization, compliance tracking, and real-time monitoring tools.

Integration Infrastructure

Through strategic partnerships with brokerage aggregation providers, Musaffa enables users to sync their existing portfolios across a network of more than 1,500 brokerages, including Robinhood, Fidelity, Interactive Brokers, Schwab, Vanguard, E-Trade, Webull, Wealthsimple, and others.

Features

- Real-time compliance tracking designed to help users monitor Shariah compliance across portfolio holdings
- Automated portfolio synchronization across supported brokerage accounts
- Instant compliance updates and notifications related to changes in the Shariah compliance status of holdings
- Portfolio tracking, analytics, and monitoring capabilities within Musaffa's integrated platform ecosystem

Impact

Designed to help users monitor portfolio alignment with Islamic principles through an integrated and automated investing experience, while supporting greater visibility, confidence, and accessibility within faith-aligned investing.

7. Smart Notifications

Purpose

To help users stay informed about changes in the Shariah compliance status of their portfolio holdings and watchlists through automated real-time alerts.

Features

- Real-time notifications related to changes in the Shariah compliance status of user holdings
- Automated compliance alerts designed to support ongoing portfolio monitoring

- Integrated notification system within Musaffa's investing ecosystem

Impact

Helps users remain informed regarding portfolio compliance changes while supporting more proactive and faith-aligned investment monitoring.

8. Purification and Zakat Calculators

Purpose

These integrated tools empower users to maintain Shariah compliance and fulfill their religious obligations with ease. By addressing both the purification of non-halal investment income and the calculation of Zakat, Musaffa ensures users can confidently align their financial practices with Islamic principles.

Features:

Purification Calculator:
- Automatically calculates the non-halal portion of profits from investments.
- Facilitates seamless donations to approved charities to purify earnings and maintain compliance with Shariah standards.

Zakat Calculator:
- Accurately computes Zakat obligations based on users' financial holdings.
- Provides an integrated donation platform for contributing to approved charities, simplifying the fulfillment of religious obligations.

Impact

These calculators streamline essential Islamic financial practices, ensuring accessibility, accuracy, and convenience for users. By integrating these tools, Musaffa supports its mission to provide faith-aligned financial solutions while promoting peace of mind and compliance with Islamic values.

Upcoming Features

1. Shariah-Compliant Custom and AI-Powered Investment Portfolios

Purpose

To provide more personalized halal investing experiences tailored to individual financial goals, investment preferences, and risk profiles.

Features:

- AI-assisted portfolio analysis and investment insights based on user preferences, financial goals, and market conditions
- Personalized portfolio recommendations aligned with Shariah principles
- Data-driven portfolio optimization and analytics tools
- Enhanced investing workflows designed to support customized halal investing experiences

Impact

Designed to support more personalized, data-driven, and faith-aligned investment decision-making within Musaffa's investing ecosystem.

2. Proprietary Shariah-Compliant ETFs

Purpose

To expand halal investment opportunities through diversified investment products designed for faith-aligned investors.

Features

- ETFs focused on specific themes, sectors, strategies, and geographic regions
- Diversified investment products designed to support long-term portfolio construction
- Integration with Musaffa's research, screening, and compliance infrastructure with Islamic financial principles

Impact

Intended to broaden the range of Shariah-compliant investment products available to Muslim and values-driven investors while supporting diversified portfolio construction.

Value Proposition

Musaffa's platform is designed to support both experienced investors and individuals who are new to halal investing. By combining education, investment research, portfolio management, and compliance-focused tools within a single ecosystem, Musaffa helps users make more informed and faith-aligned financial decisions.

The continued expansion of Musaffa's investing capabilities, including personalized portfolio experiences, AI-powered investment tools, and proprietary investment products, further strengthens the company's long-term vision of building a leading global platform for Shariah-compliant financial solutions.

Product Roadmap

Musaffa's Product Roadmap demonstrates its strategic vision to become a global leader in Shariah-compliant capital market solutions. The following roadmap outlines key milestones and deliverables for Musaffa's product development over the next two years:

Key Milestones

Q2 2026: Enhanced Self-Directed Halal Investing Platform, including expansion of it in the United States and Integrated Managed Portfolios.

Objective

Building on the initial launch of the self-directed halal investing platform in December 2025, this milestone focuses on delivering an enhanced and integrated digital investing experience that combines research, screening, purification, compliance monitoring, and trading capabilities, including the launch for the United States, together with the revamped launch of the Company's managed portfolios offering.

Key Initiatives

- Launch trading access to 11,000+ U.S.-listed stocks and ETFs
- Expand platform accessibility to users across 140+ countries
- Integrate investment research, financial education, purification tools, and compliance monitoring capabilities within a unified platform
- Continue enhancing onboarding infrastructure, portfolio analytics, and investing workflows

Strategic Importance

The launch of Musaffa's self-directed halal investing platform represents a significant expansion of the company's product ecosystem and broader mission of increasing access to faith-aligned investing solutions globally.

Q3 2026: Goal-Based Halal Investing

Objective

Provide users with goal-based halal investing experiences designed to align investment strategies with individual financial objectives, risk preferences, and faith-based values.

Key Features

- Goal-Based Investing Framework: Users can build halal investment portfolios based on objectives such as retirement, wealth growth, education, home ownership, Hajj and Umrah, and long-term savings

- Ongoing Portfolio Monitoring: Continuous portfolio monitoring, rebalancing, purification support, and Shariah compliance oversight

- Personalized Investing Experience: Integrated onboarding and portfolio recommendation workflows designed to support individualized financial planning

Impact

Designed to help users pursue long-term financial goals through diversified, faith-aligned investment strategies supported by ongoing compliance monitoring and portfolio management infrastructure.

Q4 2026: Halal and Ethical Advertising Platform

Objective

Develop an advertising and partnership platform enabling ethical and Shariah-aligned businesses to engage with Musaffa's global user base through targeted digital placements and strategic collaborations.

Key Features

- Targeted in-app advertising placements for qualified ethical and Shariah-aligned businesses
- Sponsored educational and research content opportunities
- Strategic partnership and brand visibility programs
- Advertising standards designed to align with Islamic principles and platform guidelines

Impact

Intended to create additional monetization opportunities while maintaining a trusted platform environment aligned with the expectations and values of Musaffa's global user community.

Q1 2027: Platform Enhancements and User Experience Expansion

Objective

Continue enhancing Musaffa's investing infrastructure, user experience, portfolio intelligence capabilities, and engagement tools across the platform ecosystem.

Key Features

- Advanced portfolio analytics, risk management, and performance tracking tools
- Enhanced real-time market insights and portfolio monitoring capabilities
- Continued improvements to platform navigation, onboarding workflows, and overall user experience
- Expanded personalization and investor engagement features
- Development of advertising and partnership policies aligned with Islamic principles and platform standards
- Audience engagement capabilities designed to support ethical advertising while respecting user privacy expectations

Impact

Intended to improve platform usability, strengthen user engagement, and support the continued expansion of Musaffa's digital investing ecosystem while maintaining alignment with Islamic ethical standards.

Q2 2027: Launch of Proprietary Shariah-Compliant ETFs

Objective

Expand Musaffa's investment product ecosystem through the development of diversified Shariah-compliant ETF solutions designed for faith-aligned investors.

Key Features

- Proprietary Shariah-compliant ETFs across themes, sectors, investment strategies, and geographic regions
- Diversified investment products designed to support long-term portfolio construction
- Integration with Musaffa's research, screening, and compliance infrastructure
- Expanded accessibility to halal investment products through digital investing channels

Impact

Intended to broaden the range of Shariah-compliant investment options available to Muslim and values-driven investors while supporting increased participation in global capital markets.

Q3 2027: Long-Term Scalability and Strategic Partnerships

Objective

Strengthen Musaffa's operational infrastructure, enterprise capabilities, and strategic partnerships to support long-term global growth and platform scalability.

Key Initiatives

- Expansion of partnerships with fintech companies, financial institutions, data providers, and strategic ecosystem partners
- Continued investment in enterprise infrastructure, scalability, cybersecurity, and platform reliability
- Expansion of product offerings designed to address the evolving needs of Muslim and values-driven investors globally
- Enhancement of research, compliance, investing, and data infrastructure supporting long-term platform growth

Impact

Intended to support sustainable platform expansion, improve operational scalability, and strengthen Musaffa's position within the global Islamic fintech ecosystem.

Summary of Product Roadmap

Musaffa's product roadmap reflects the company's ongoing focus on expanding access to Shariah-compliant financial solutions through continued investment in technology infrastructure, investing capabilities, compliance systems, and user experience enhancements.

The roadmap includes the continued development of AI-powered research and investing tools, expanded portfolio monitoring and purification capabilities, global self-directed investing infrastructure, managed investing solutions, and enterprise-grade compliance technologies.

Through these initiatives, Musaffa aims to continue strengthening its position within the Islamic fintech sector while supporting broader financial inclusion and improving access to faith-aligned investing solutions for Muslim and values-driven investors globally.

Competitors

As one of the few platforms in the Islamic fintech space offering an integrated solution, Musaffa combines financial education, investment research, Shariah-compliant stock screening, and halal investing services into a single ecosystem. This approach directly addresses critical gaps in the market, serving both Muslim investors and ethically conscious non-Muslims seeking to make informed, values-driven financial decisions.

While the demand for halal investment solutions is rapidly expanding, the availability of specialized competitors remains limited. Musaffa stands out for its commitment to providing transparent compliance tools, personalized investment options, and a seamless user experience, setting it apart as a frontrunner in the Islamic fintech sector.

Supported by an ambitious product roadmap, Musaffa plans to incorporate AI-powered tools and launch proprietary Shariah-compliant ETFs, further solidifying its leadership position. The competitive landscape for Shariah-compliant fintech solutions includes several key players

Competitive Landscape

Direct Competitors

1. Wahed Invest

Overview

Wahed Invest is one of the largest Islamic fintech platforms and represents one of Musaffa's primary competitors. Serving over 400,000 customers globally, Wahed manages more than $2 billion in assets under management (AUM). Their primary offerings include two pre-designed Shariah-compliant ETFs: HLAL and UMMA. While these ETFs are suitable for passive investors, Wahed's focus on limited, pre-structured investment products restricts flexibility and control for individual investors.

Musaffa's Competitive Advantages

Investment Flexibility and Autonomy

Unlike Wahed, Musaffa also empowers users to actively manage their investments. The platform enables users to research and invest in a broader range of Shariah-compliant stocks and ETFs globally. Surveys and user feedback confirm that investors prefer greater autonomy and access to tools for enhancing financial literacy—both areas where Musaffa excels.

Focus on the Retail Market (B2C)

Wahed has pivoted toward the B2B market with **Wahed Ventures**, creating a gap in the retail investor space. Musaffa remains committed to serving everyday investors, offering comprehensive tools for financial education, portfolio monitoring, and future trading capabilities.

2. Other Direct Competitors

Screening Platforms

- Zoya
- Ideal Ratings
- Islamically
- Finispia
- MuslimXchange

These platforms primarily focus on Shariah-compliant stock screening services but generally provide more limited integration across investing, portfolio monitoring, education, and research infrastructure.

Investment Platforms

- Baraka

- Amal Invest
- Raseed Invest
- Wealthsimple
- Kestrl

These platforms provide selected halal investing solutions and regional investment products but generally focus on narrower segments of the Islamic investing ecosystem.

Indirect Competitors

Musaffa also competes with conventional investing and trading platforms, including:

- Robinhood
- eToro
- TD Ameritrade
- Zerodha
- Interactive Brokers
- Charles Schwab

While these platforms provide broad investing access and financial infrastructure, they generally do not offer integrated Shariah-compliant investing frameworks, purification tools, or Islamic finance-focused compliance systems.

Musaffa's Differentiators

Faith-Aligned Solutions

- Musaffa ensures all investments adhere to Islamic principles, providing features such as real-time Shariah compliance monitoring and purification calculators.

Educational Content

- Through Musaffa Academy, users gain a deeper understanding of Islamic finance and investment strategies, enabling informed decision-making.

Comprehensive Integration

- Musaffa combines education, research, and trading in a single platform, tailored specifically for Muslim investors.

Key Market Differentiators

1. Self-Directed Investing – Global Halal Investing Platform
- Launch of Musaffa's global self-directed halal investing platform across 140+ countries
- Enables users to directly invest in U.S. listed halal stocks and ETFs through an integrated digital investing experience
- Access to investment research, compliance monitoring, and portfolio analytics tools within a unified ecosystem

2. Managed Investing - Halal Managed Portfolios
- Professionally managed halal portfolios tailored to different risk profiles and financial goals
- Diversified portfolio strategies built using halal stocks, sukuk, gold, and cash allocations
- Ongoing portfolio monitoring, portfolio rebalancing, and purification support designed to help maintain Shariah compliance

3. Comprehensive Stock and ETF Screening
- 120,000+ stocks and 9,000+ ETFs screened for Shariah compliance globally

- Proprietary screening methodology designed to provide broad access to halal investment opportunities across global markets

4. Proprietary Shariah-Compliant ETF Screening System
- Developed in collaboration with Shariah scholars and advisory boards
- Identifies Shariah-compliant ETFs listed across U.S. and international exchanges, helping expand access to diversified halal investment products

5. Real-Time Compliance and Portfolio Monitoring
- Real-time compliance notifications for portfolio holdings and watchlists
- Portfolio monitoring tools designed to support ongoing Shariah alignment
- Integration with 1,500+ brokerages, allowing users to sync and monitor investment portfolios

6. Strong B2C Growth and Global Community
- More than 1.2 million mobile app downloads across 200+ countries
- Average app rating of 4.7 stars with a large and engaged global user community

7. Growing B2B and Data Licensing Business
- Stock and ETF screening data provided through B2B partnerships and enterprise solutions
- Continued improvements in proprietary data quality and platform capabilities supporting growth in enterprise adoption

8. Future Product Expansion Opportunities
- Exploration of proprietary Shariah-compliant investment products and ETFs
- Continued development of personalized portfolio and AI-powered investing capabilities
- Expansion of tools supporting customized, Shariah-aligned investment experiences

Customer Base

B2C Customers

Current Reach

- Over 12,000+ customers paid subscriptions at least once across 120+ countries.
- Generates approximately $350,000 in Annual Recurring Revenue (ARR) based on the Company's current 2026 subscription run rate, reflecting growth from the audited fiscal year 2025 revenue of $274,658.

Future Outlook

- Exponential growth in both the number of users and revenue expected by the end of 2026.

B2B Customers

Current Reach

- Two B2B clients in the UAE.
- Three B2B clients in Saudi Arabia
- In total, the Company currently maintains 10 active B2B partnerships globally. The clients listed above represent the Company's Gulf region client relationships; the remaining partnerships are distributed across other markets and regions.

Expansion Plans

Active discussions with other institutions to expand the B2B client base globally.

Growth Strategies

Musaffa's growth strategies are designed to achieve scalable, sustainable expansion across both B2C and B2B markets. By leveraging innovative approaches, strategic partnerships, and organic outreach, the company aims to solidify its position as a global leader in Shariah-compliant fintech solutions.

1. Global Reach and Scalability

- **Scalable Infrastructure:**
  - Musaffa's technology platform is designed to seamlessly scale across regions, ensuring compatibility with various brokerages, custodians, and regulatory environments. This infrastructure allows for efficient entry into new markets while maintaining a high-quality user experience.
  - Expansion efforts are focused on regions with high demand for halal financial solutions, including the GCC, Southeast Asia, and Europe.
- **Localized Execution:**
  - Customizing platform features to align with regional languages, cultural nuances, and compliance requirements.
  - Building partnerships with local Islamic financial institutions to increase adoption and trust.

2. Organic Growth

- **Word of Mouth:**
  - Strong customer relationships and excellent customer support foster organic growth as satisfied users share their positive experiences.
  - A feedback-driven development approach ensures continuous improvement of the platform, enhancing user satisfaction and retention.
- **Referral Programs:**
  - Incentivizing existing users to recommend Musaffa through rewards such as discounts and premium features.
  - Encourages loyal users to actively contribute to expanding Musaffa's community.
- **Ambassador Program:**
  - Partnering with high-profile figures like professional footballer Nabil Fekir to enhance Musaffa's visibility and credibility.
  - Ambassadors act as advocates for Musaffa's mission, promoting the platform's value proposition to their global audiences.
  - This initiative builds a community of advocates who align with Musaffa's goal of providing accessible, Shariah-compliant financial solutions.
- **Educational Content and Community Building:**
  - Sharing Islamic finance knowledge through blogs, webinars, and social media to position Musaffa as a thought leader.
  - Engaging users with valuable content strengthens brand loyalty and attracts ethically conscious investors.

3. Acquired Growth

- **Channel Partnerships:**
  - Collaborating with financial institutions, influencers, and organizations to expand Musaffa's reach.
  - These partnerships introduce Musaffa to underserved markets and build credibility in new regions.
- **Public Relations and Media Outreach:**
  - Leveraging PR campaigns, thought leadership articles, and participation in global Islamic finance events to build awareness.
  - Strengthening Musaffa's reputation as a trusted and innovative player in the Islamic fintech space.
- **Targeted Advertising Campaigns:**
  - Running strategic ads on social media platforms to attract B2C customers.
  - Collaborating with influencers who resonate with the target audience to maximize engagement and conversions.

4. Product-Led Growth

- **Innovative Product Development:**

- Expanding features such as real-time portfolio monitoring, compliance notifications, and upcoming trading services to retain and attract users.
- Rolling out proprietary Shariah-compliant ETFs and AI-powered portfolio customization tools to meet the evolving needs of users.
- **Affordable Access:**
  - Ensuring competitive subscription pricing to attract a broad customer base while delivering premium services traditionally reserved for high-net-worth individuals.

5. Strategic Partnerships and Ecosystem Building

- **Institutional Collaborations:**
  - Licensing Shariah-compliant screening data to financial institutions, enhancing their offerings and generating recurring revenue for Musaffa.
  - Partnering with brokerages globally to provide seamless halal trading solutions, ensuring financial inclusion for Muslim investors worldwide.
- **Ecosystem Development:**
  - Building an interconnected ecosystem of investors, institutions, and financial advisors around Musaffa's platform.
  - Supporting this ecosystem with exclusive content, analytics, and tools to ensure continued engagement and loyalty.

6. Social Media and Brand Engagement

- **Digital Presence:**
  - Leveraging social media platforms to share engaging content, such as success stories, educational posts, and platform updates.
  - Creating shareable content to reach a broader audience and drive organic growth.
- **Community Engagement:**
  - Hosting interactive sessions, such as live Q&A events and webinars, to foster a sense of community among users.
  - Encouraging user-generated content to enhance authenticity and drive trust.

7. Regional Market Penetration

- **Target Regions:**
  - Initial focus on high-potential markets, including the GCC, Southeast Asia, and Europe, where demand for halal financial solutions is strong.
  - Expanding to over 50 countries by 2027, offering localized solutions to meet diverse market needs.

Musaffa's growth strategy combines organic user acquisition, strategic partnerships, and innovative product development to achieve sustainable global expansion. By prioritizing customer needs, leveraging advanced technology, and building strong regional partnerships, Musaffa aims to scale rapidly while maintaining its position as a trusted leader in the Islamic fintech sector.

Global Business Model & Revenue Streams

Musaffa is dedicated to democratizing access to high-quality Shariah-compliant investment opportunities, catering to both Islamic investors and ethically conscious individuals worldwide. We offer an affordable, fully integrated platform that enables investors to confidently make ethical, values-driven financial decisions. With a growing global presence and innovative features on the horizon, Musaffa is positioned to be a market leader in Islamic fintech.

Revenue Streams

1. Subscription-Based Research & Compliance Services (B2C)

Musaffa generates subscription revenue through premium access to its halal investing research and compliance platform. The platform provides users with Shariah screening, portfolio monitoring, purification tools, investment research, and educational resources designed to support informed, faith-aligned investing decisions.

Services Included
- Global stock and ETF screening for Shariah compliance
- Portfolio integration and compliance monitoring
- Real-time Shariah compliance notifications
- Purification calculation tools
- Investment research, analytics, and educational resources
- Portfolio tracking and watchlist monitoring

Pricing Structure
- Monthly Subscription: $20 per month ($240 annually)
- Annual Subscription: $200 per year

Revenue Model

This subscription-based model is designed to generate recurring revenue while expanding user engagement within Musaffa's halal investing ecosystem. The research and compliance platform also serves as an entry point for users who may later transition into Musaffa's self-directed investing platform and managed investing solutions.

2. Self-Directed Investing Platform

Musaffa's self-directed halal investing platform enables users to directly invest in halal stocks and ETFs through an integrated digital investing experience.

Revenue is generated primarily through platform fees based on Assets Under Management ("AUM").

Platform Features
- Access to 11,000+ U.S.-listed stocks and ETFs
- Integrated investing experience combining research, screening, and investing capabilities
- Real-time compliance monitoring and portfolio analytics
- Fractional investing functionality and portfolio tracking tools

Fee Structure

Assets Under Management	Fee Structure
$0 - $23,999	$5 monthly minimum fee ($60 annually)
$24,000 - $99,999	0.25% annual fee
$100,000 - $499,999	0.20% annual fee
$500,000 - $999,999	0.15% annual fee
$1,000,000+	0.10% annual fee

Revenue Model

This business segment is designed to generate scalable recurring platform revenue tied to user asset growth, investing activity, and long-term customer retention.

3. Managed Investing - Halal Managed Portfolios

As a U.S. SEC-registered investment adviser, Musaffa offers professionally managed halal portfolios designed for investors seeking a more automated investing experience.

Revenue is generated through advisory fees based on Assets Under Management ("AUM").

Product Offerings
- Professionally managed halal portfolios
- Diversified investment strategies tailored to varying risk profiles
- Portfolio monitoring, rebalancing, and purification support
- Investment strategies designed in accordance with AAOIFI Shariah standards

Fee Structure

Assets Under Management	Fee Structure
$500 - $4,999	$5 monthly fee
$5,000 - $14,999	$10 monthly fee
$15,000 - $99,999	0.75% annual fee
$100,000 - $499,999	0.65% annual fee
$500,000 - $999,999	0.55% annual fee
$1,000,000+	0.45% annual fee

Revenue Model

Managed investing represents a scalable recurring advisory revenue stream driven by user deposits, portfolio growth, and long-term customer relationships.

4. B2B Data Licensing and Enterprise Services

Musaffa generates B2B revenue through licensing its proprietary Shariah screening data, compliance infrastructure, and investment research capabilities to financial institutions, fintech platforms, and enterprise partners operating within the Islamic finance ecosystem.

Services Included
- Shariah-compliant stock and ETF screening data
- Portfolio compliance monitoring tools
- API and data integration capabilities
- Enterprise research and analytics solutions

B2B Licensing Structure

Tier	Pricing
Starter Tier	$1,250 per month
Pro Tier	$1,750 per month
Premium Tier	$2,500 per month

Current Reach
- Multiple active B2B clients utilizing Musaffa's Shariah screening infrastructure
- Existing enterprise relationships generating recurring licensing revenue
- Ongoing discussions with financial institutions and strategic partners across multiple international markets

Growth Strategy
- Expansion across major Islamic finance markets, including Saudi Arabia, Malaysia, Indonesia, the UAE, and the United Kingdom
- Continued development of enterprise-grade screening, compliance, and analytics infrastructure
- Strategic partnerships designed to increase recurring licensing revenue and strengthen Musaffa's international market presence

Revenue Model
B2B partnerships are designed to generate recurring enterprise revenue through licensing agreements, data subscriptions, API integrations, and long-term institutional relationships.

5. Halal & Ethical Advertising

Musaffa plans to develop a dedicated advertising and partnership channel for businesses that align with Islamic and ethical principles, enabling qualified brands to reach Musaffa's global community of Muslim and values-driven investors.

Monetization Opportunities

- Targeted in-app advertising placements

- Sponsored educational and research content
- Strategic partnerships with Shariah-aligned and ethical businesses
- Brand visibility opportunities across Musaffa's digital ecosystem

Value Proposition

- Access to a large and engaged global audience interested in halal and values-driven investing
- Trusted platform environment centered around ethical financial engagement
- Advertising and partnership standards designed to align with Islamic principles and platform guidelines

Long-Term Opportunity

As Musaffa's global user base and platform engagement continue to expand, the company expects its digital ecosystem to create additional opportunities for advertising, sponsorship, and strategic partnership revenue streams over time.

Summary

Musaffa operates at the intersection of Islamic finance, financial technology, and digital investing infrastructure, providing scalable solutions designed for Shariah-conscious and values-driven investors globally.

Through its integrated ecosystem of research, self-directed investing, managed portfolios, compliance tools, and enterprise solutions, Musaffa is building a diversified fintech platform positioned to serve the growing global demand for halal financial products and services.

Intellectual Property

1. **Trademarks:** The Company has registered trademarks with the United States Patent and Trademark Office ("USPTO") in the U.S. and the Agency for Intellectual Property under the Ministry of Justice of the Republic of Uzbekistan (the "Intellectual Property Agency") in Uzbekistan. The details of these trademark registrations are as follows:

Filing Entity Name	Trademark	Registration Number	Registration Date	Registration Authority	International Class
Musaffa, Inc.	Work Mark "MUSAFFA"	7990128	October 21, 2025	USPTO	009, 041, 042
Musaffa Financial Solutions LLC	Word Mark "MUSAFFA"	MGU 57469	January 17, 2025	The Intellectual Property Agency	009, 041, 042

2. **Copyrights:** The Company has developed key intellectual property assets, including its website, mobile applications (iOS and Android), and a collection of educational articles and blog posts available on Musaffa Academy page. Recognizing the value of these assets, the Company has engaged local attorneys from the U.S. and Uzbekistan to evaluate the feasibility of securing copyright protection for the software and other materials. This assessment is ongoing and includes plans to pursue registration if deemed beneficial.
3. **Patents:** The Company is actively investigating the possibility of filing utility patent applications to protect its technological advancements, particularly in software innovation. The Company has engaged specialized law firms in the U.S. with intentions to guide this process. This assessment is ongoing.

In addition to registerable intellectual property, the Company maintains trade secrets and proprietary business methods. These are safeguarded through comprehensive confidentiality agreements with all employees, contractors, and advisors. These agreements are regularly reviewed and enforced to ensure the integrity of the Company's intellectual assets.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow-related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Marketing & Customer Acquisition	32%	$3,840.00	32%	$384,000.00
Product & Software Development	23%	$2,760.00	23%	$276,000.00
R&D and Data Intelligence	11.50%	1,380.00	11.50%	138,000.00
Operations, Customer Support & Working Capital	20%	$2,400.00	12%	$144,000.00
Strategic Leadership Hires	0%	$0.00	8%	$96,000.00
Licensing & Regulatory Compliance	6%	$720.00	6%	$72,000.00
Intermediary Fees	7.5%	$900.00	7.5%	$90,000.00
Total	**100%**	**$12,000.00**	**100%**	**$1,200,000.00**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above intended to assist you in understanding how the offering proceeds will be used:

Use of Proceeds – Description

Marketing & Customer Acquisition	Marketing & Customer Acquisition expenses focus on acquiring paying customers, building brand awareness, and establishing partnerships to drive annual recurring revenue (ARR).
	Funds will be allocated to targeted digital advertising on platforms such as Google, Meta, and LinkedIn, Search Engine Marketing (SEM), and collaborations with Shariah-conscious influencers. Public relations efforts include media outreach, press releases, and educational campaigns to raise awareness about Shariah-compliant investing and position Musaffa as a global leader in this space.
	These expenses also cover salaries for key marketing roles, such as brand managers, public relations specialists, SEO experts, and digital marketers, to ensure effective execution of campaigns. Sales expenses primarily focus on securing partnerships with brokerages and B2B contracts.
	Why It Matters:
	These activities are essential to scaling Musaffa's user base, increasing ARR (Annual Recurring Revenue), and building brand trust within the global investor community. Public relations efforts play a key role in positioning Musaffa as a trusted platform, which is critical to long-term growth.
Product & Software Development	Product and software development is the foundation of Musaffa's all-in-one investment research and trading platform. These expenses focus on enhancing platform functionality to improve user experience, retention rates, and scalability.
	Funds will cover salaries for product managers, software engineers, UX/UI designers, quality assurance specialists, and business analysts. Additionally, investments will be made in proprietary financial tools, AI-driven Shariah screening technology, and third-party integrations with global brokerages to provide users with accurate, real-time investment data.
	A key part of this category is Research & Development (R&D). Our R&D efforts focus on building new features, such as personalized investment insights, exploring AI-driven compliance solutions, and expanding our Shariah screening capabilities to cover more asset classes. R&D also includes exploring ways to improve platform performance, security, and data privacy to meet the needs of a growing global user base.
	Further investments will focus on platform security, scalability, and future product roadmap initiatives, ensuring that Musaffa remains at the forefront of Shariah-compliant investing technology.
	Why It Matters:
	Musaffa's platform is at the core of our value proposition. Investments in product development and R&D ensure that users have a seamless and reliable experience, driving retention, customer satisfaction, and subscription growth. These efforts also allow us to stay ahead of market needs, offering innovative, Shariah-compliant financial solutions to our users.
Operations, Customer Support & Working Capital	Operations, customer support, and working capital expenditures cover the essential functions required to sustain Musaffa's platform, serve users effectively, and maintain ongoing business continuity. These costs include administrative operations, customer support staffing, user inquiry management, platform reliability monitoring, HR and compliance support, and general working capital needs associated with growth. Funds may also be used to streamline internal processes, strengthen service quality, and ensure timely response to user requests as adoption scales.

	Why It Matters: Operational stability, responsive support, and adequate working capital are fundamental to maintaining platform performance, user satisfaction, and reliable service delivery. As the user base expands, disciplined operational execution and scalable support systems will be critical to sustaining long-term growth and trust.
Strategic Leadership Hires	Musaffa's key strategic hires will focus on strengthening leadership to drive revenue growth, ensure compliance, and support product innovation as the company scales globally. These roles are essential to improve operational efficiency, enhance user experience, and expand into new markets. The priority hires include: ● Chief Financial Officer (CFO): Oversees financial planning, fundraising, and cash flow management to ensure financial stability. The CFO will also focus on managing investor relations and supporting future funding rounds. ● Chief Marketing Officer (CMO): Leads customer acquisition, brand growth, and public relations efforts to increase Annual Recurring Revenue (ARR) and reduce Customer Acquisition Cost (CAC). The CMO will manage digital marketing campaigns, partnerships, and influencer collaborations to reach the global Muslim investor community. ● Chief Compliance Officer (CCO): Ensures regulatory and Shariah compliance across jurisdictions, mitigating legal risks and ensuring Musaffa operates within global regulatory frameworks. ● Chief Product Officer (CPO): Drives product innovation and manages the platform roadmap to improve user experience, boost retention rates, and deliver new features, such as personalized investment insights and advanced Shariah screening tools. ● Chief Technology Officer (CTO): Manages platform infrastructure, ensuring scalability, security, and reliability as Musaffa's user base grows. The CTO will also focus on data privacy and cybersecurity, protecting user assets and information. In addition to these core roles, Musaffa will make senior-level hires in customer success, data analytics, and business development to enhance user engagement, reduce churn, and increase customer lifetime value (CLV) — all key drivers of ARR growth. ● Head of Customer Success: Focuses on improving user retention, reducing churn, and providing personalized support to premium users, ensuring they remain engaged and satisfied with the platform. ● Head of Data Analytics: Manages data-driven decision-making by analyzing user behavior, market trends, and investment insights. This role will help Musaffa optimize its offerings, enhance user personalization, and improve customer acquisition strategies. Why It Matters: Hiring experienced leaders will enable Musaffa to scale operations efficiently, expand into new markets, and drive sustainable revenue growth. These strategic hires will ensure strong financial oversight, compliance, and product innovation. Additionally, by focusing on customer success and data-driven insights, Musaffa will improve user retention, reduce churn, and maximize ARR, securing its position as the leading Shariah-compliant investment platform.

Licensing & Regulatory Compliance	Licensing and compliance expenses focus on ensuring Musaffa operates legally in multiple jurisdictions and offers Shariah-compliant financial products worldwide. Funds will cover fees for regulatory licenses with organizations such as the SEC, DFSA, LFSA, and FCA, as well as the establishment of legal entities in various regions. These expenses also include building compliance teams to ensure Musaffa meets both Shariah and financial regulations. We will also invest in proactive risk management systems to minimize regulatory risks and protect user assets. Why It Matters: Maintaining strong licensing and compliance practices is essential to building trust with customers and investors. These efforts ensure that Musaffa remains compliant, reducing the risk of regulatory disruptions and unlocking new revenue opportunities in global markets.	

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Dilshod Jumaniyazov	Chief Executive Officer, Co-Founder and Director	Chief Executive Officer, Co-Founder and Director of Musaffa, Inc., 2021 - Present Responsible for: ● Setting vision, values, and corporate culture ● Setting and executing organizational strategy ● Building the senior leadership team ● Making capital allocation decisions ● Communicating effectively with all stakeholders	University of Illinois Urbana-Campaign, MBA; University of Tennessee, Knoxville, B.S. in Business Administration, Accounting and Finance;
Akram Ahmed Jagirdar	Chief Operating Officer, Co-Founder and Director	Chief Operating Officer, Co-Founder and Director of Musaffa, Inc., 2021 - Present Responsible for: ● Overseeing operations of the company and the work of executives ● Designing and implementing business operations ● Establishing policies that promote company culture and vision	Jamnalal Bajaj Institute of Management Studies, Master's Degree, Finance; The Shrimati Mithibai Motiram Kundnani College of Commerce and Economics, Bachelor's Degree, Financial Accounting.

| Rinat Ziyodillaev | Chief Legal Officer & General Counsel (outsourced) | Chief Legal Officer and General Counsel of Musaffa, Inc., 2023 - Present

Responsible for:

Developing and implementing legal strategies aligned with organizational goals
Identifying and mitigate legal risks associated with business activities
Ensuring compliance with relevant laws, regulations, and industry standards
Overseeing contract negotiation and review to minimize legal risks and ensure compliance
Senior Corporate Counsel of Astound Digital, 2018 - 2023

Responsible for:

Analyzing legal compliance and regulatory documentation to support the company's global merger and acquisitions transactions Handling corporate transactional matters, revising corporate documentation, and assisting in post-merger integration processes Managing legal issues related to SaaS/e-commerce web development/e-commerce Clouds system integration product lifecycle Auditing company's compliance with privacy and data protection laws. | University of San Francisco School of Law, LL.M., International Transaction and Comparative Law;

University of Oslo, LL.M., International Commercial, Investment and Trade Law;

Saint Petersburg State University, LL.M., Business Law;

University of World Economy and Diplomacy, Bachelor's Degree, International Law and Legal Studies. |

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

As of the Form C filing date:

1. Authorized Capital

- **60,000,000** shares of Common Stock (par value $0.0001 per share)

2. Issued Shares: 42,125,952 total shares issued by the Company, including outstanding and treasury shares

- **Outstanding Shares:** 42,081,980
  - Shares held by shareholders, including restricted stock awards ("RSA")
- **Treasury Shares:** 43,972

   o Shares repurchased and held by the Company

3. Shares Available and Granted Under Employee Stock Option Plan ("ESOP")

- 5,154,913 shares
- Not included in outstanding share count

At the closing of this Offering, assuming only the Target Offering Amount is sold, 42,085,902 shares of Common Stock will be issued and outstanding.

Stock Split

On February 28, 2024, Company have decided to declare a 6 for 1 stock split of the Company's all authorized shares, including issued and outstanding Common Stock and those shares reserved for the Company's 2022 Stock Option Plan, in which every one (1) authorized, including issued and outstanding, and reserved under the 2022 Stock Option Plan shares of the Company's Common Stock is split and converted into six (6) shares of the Company's Common Stock (the "Forward Split"). As the result of the Forward Split, Company authorized a total of 60,000,000 shares of the Company's common stock of which there are 25,920,000 shares of Class A Common Stock (the "Class A Common Stock"), 34,080,000 shares of Class B Common Stock (the "Class B Common Stock," and together with the Class A Common Stock, the "Common Stock").

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock, reflecting post stock split numbers, consists of:

Type	Class A Common Stock
Amount Outstanding	24,160,000
Amount Reserved under ESOP plan	1,260,000
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Class A is voting; Class B is non-voting
Percentage ownership of the Company by the holders of such security.	53.81%

Type	Class B Common Stock
Amount of Outstanding Shares	17,921,980*
Amount Reserved under the ESOP Plan	3,894,913
Par Value Per Share	$0.0001
Voting Rights	No voting rights
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security.	46.19%

*Outstanding Issued Shares held by shareholders include restricted stock awards (RSA).

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Dilshod Jumaniyazov and family limited liability company (Jumaniyazov, LLC) controlled by Dilshod Jumaniyazov	24,160,000* of Class A Shares (Voting Shares)	100%

*Does not include 1,260,000 Class A Shares (Voting Shares), which are under the vesting schedule and are part of the ESOP plan.

What it Means to be a Minority Holder

As an investor in non-voting Common Stock of the Company, you will not have any rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Financial Condition (2024 and 2025 fiscal years comparison)

For the fiscal year ending December 31, 2025, the Company achieved remarkable financial performance, demonstrating substantial growth across key metrics. Most notably, the Company successfully raised $2,591,923.58 through its crowdfunding and private placement initiatives, marking a significant milestone in its capital formation strategy. The Company's revenue exhibited exceptional growth, increasing by approximately 64% from $171,295 in fiscal year 2024 to $280,818 in fiscal year 2025. At the same time, cost of goods sold increased from $215,071 in 2024 to $310,311 in 2025, reflecting improved operational efficiency and cost management. Total assets did not change substantially, rising from $1,184,839 in 2024 to $1,056,391 in 2025. Cash and cash equivalents decreased from $392,443 to $82,558 reflecting deployment of capital into growth initiatives, while accounts receivable declined

from $18,333 to $6,779, indicating improved collections. Consequently, total liabilities increased from $605,969 in 2024 to $720,234 in 2025, largely driven by the operational expenses and their subsequent impact on the balance sheet. Stockholders' equity changed from $578,870 in 2024 to $336,157 in 2025. The decrease in stockholders' equity was primarily driven by increased amortization expense resulting from management's decision to apply a more conservative amortization methodology for capitalized software development costs. Additionally, the Company's net loss changed from $2,534,936 in 2024 to $2,889,985 in 2025.

Furthermore, the Company maintains a 0% interest-bearing debt policy and does not utilize any loans or financing instruments involving interest. All funding is sourced through equity capital and internally generated revenue, ensuring the Company's financial structure remains fully Shariah-compliant, in strict adherence to Islamic principles prohibiting Riba (interest).

These continued positive outcomes underscore enhanced financial stability and increased shareholder value driven by capitalization and investments in growth-oriented assets. These movements underscore the Company's strategic focus on expanding its operational base and bolstering its technology infrastructure to support its future growth objectives. The audited consolidated financial statements of the Issuer for 2025 do not incorporate the financials of the Co-Issuer. The audited financial statements of the Co-Issuer for 2025 have been separately presented to this Form C.

Cash and Cash Equivalents

As of May 27, 2025, the Company had an aggregate of $145,000 in cash and cash equivalents, leaving the Company with approximately 2 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Investor Commitments (Non-Cash)

In addition, the Company has received **non-binding investor commitments totaling approximately $100,000**, which are expected to be funded subject to final documentation and closing conditions.

These commitments are **not included in cash and cash equivalents** and do not represent funds currently available for operating expenses.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Other than funds remaining from the sale of certain Convertible Notes, the Company currently has a de minimis amount of outside revenue from the sale of goods and services, and no other sources of capital other than the proceeds from the Offering.

Issuer Liability/Debt

The Company recognizes the substantial contributions made by one employee and three contractors, all based in the United States, who played crucial roles in its early growth. On average, each individual worked over 10 months. In recognition of their services, the Company has pledged a total aggregate amount of $210,630. A partial payment of $25,000 has already been disbursed, with the remaining balance of $185,630 to be settled over a period of three years.

Additionally, the Company entered into a settlement agreement with the marketing services provider, who acted as interim Chief Marketing Officer located out of Canada, for a $350,000 in total amount. A partial payment of $125,000 has already been made, with the remaining balance of $225,000 scheduled to be paid within the four years from the effective date of the settlement agreement.

These expenses are considered one-time and are not expected to recur annually. However, if they were to do so, they would be treated as part of regular operational expenses.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company's pre-money valuation for purposes of this Offering is $126,245,940 (the "Pre-Money Valuation"), calculated by multiplying the total number of outstanding shares of Common Stock (42,081,980 shares) by the per-share offering price of $3.00. This valuation was determined internally by the Company's management and board of directors and has not been independently verified by a third-party appraiser or investment bank. As is common with early-stage companies, the Pre-Money Valuation does not necessarily correspond to the Company's book value, net worth, or current revenues, and should not be viewed as a guarantee of the Company's future value. Prospective investors should conduct their own due diligence and, if appropriate, consult with their financial and legal advisors before making an investment decision.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit A</u> for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities post stock split event	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock Purchase	$445,424	178,812 Class B shares	Operations, product development, and marketing	Filing Date: June 9, 2025	Regulation D, 506(b)
Common Stock Purchase	$316,843.08 (This is the tentative amount raised in investments, including investor transaction fees. The final accounting for the raise has not yet been completed.)	The final share count will be determined upon completion of the final accounting for the raise, at which time the respective number of Class B shares will be issued.	Operations, product development, and marketing	Closing Date: April 30, 2026	Regulation Crowdfunding
Common Stock Purchase	$796,931.33	341,508 Class B shares	Operations, product development, and marketing	Closing Date: November 30, 2025	Regulation Crowdfunding
Common Stock Purchase	$315,000	153,660 Class B shares	Operations, product development,	Filing Date: December 5, 2025	Regulation D, 506(b)

			and marketing		
Common Stock Purchase	$863,987.12	462,749 Class B shares	Operations, product development, and marketing	May 30, 2025	Regulation Crowdfunding
Common Stock Purchase	$25,000	14,125 Class B shares	Operations, product development, and marketing	May 11, 2025	506(b)
Common Stock Purchase	$28,000	16,000 Class B shares	Operations, product development, and marketing	May 11, 2025	506(b)
Common Stock Purchase	$25,000	13,750 Class B shares	Operations, product development, and marketing	May 5, 2025	506(b)
Common Stock Purchase	$10,000	5,400 Class B shares	Operations, product development, and marketing	April 4, 2025	506(b)
Common Stock Purchase	$10,000	5,250 Class B shares	Operations, product development, and marketing	March 24, 2025	506(b)
Common Stock Purchase	$25,000	14,125 Class B shares	Operations, product development, and marketing	March 22, 2025	506(b)
Common Stock Purchase	$8,000	8,000 Class B shares	Operations, product development, and marketing	January 21, 2025	506(b)
Common Stock Purchase	$7,500	7,500 Class B shares	Operations, product development, and marketing	January 15, 2025	506(b)
Common Stock Purchase	$836,369.54	829,754 Class B shares	Operations, product development, and marketing	December 26, 2024	Regulation Crowdfunding
Common Stock Purchase	$12,500	12,500 Class B shares	Operations, product development, and marketing	December 9, 2024	506(b)
Common Stock Purchase	$34,980	34,980 Class B shares	Operations, product development,	November 28, 2024	506(b)

			and marketing		
Common Stock Purchase	$200,000	200,000 Class B shares	Operations, product development, and marketing	October 29, 2024	506(b)
Common Stock Purchase	$111,720	266,000 Class B shares	Operations, product development, and marketing	October 22, 2024	506(b)
Common Stock Purchase	$50,000	50,000 Class B shares	Operations, product development, and marketing	October 21, 2024	506(b)
Common Stock Purchase	$10,000	10,000 Class B shares	Operations, product development, and marketing	October 15, 2024	506(b)
Common Stock Purchase	$111,720	266,000 Class B shares	Operations, product development, and marketing	September 25, 2024	506(b)
Common Stock Purchase	$335,160	798,000 Class B shares	Operations, product development, and marketing	September 25, 2024	506(b)
Common Stock Purchase	$335,160	798,000 Class B shares	Operations, product development, and marketing	September 25, 2024	506(b)
Common Stock Purchase	$25,000	25,000 Class B shares	Operations, product development, and marketing	September 16, 2024	506(b)
Common Stock Purchase	$200,000	300,000 Class B shares	Operations, product development, and marketing	April 16, 2024	506(b)
Common Stock Purchase	$150,716	226,074 Class B shares	Operations, product development, and marketing	February 26, 2024	Regulation Crowdfunding
Common Stock Purchase	$25,000	37,500 Class B shares	Operations, product development, and marketing	February 16, 2024	506(b)
Common Stock Purchase	$50,000	75,000 Class B shares	Operations, product development,	December 1, 2023	506(b)

			and marketing		
Common Stock Purchase	$25,000	37,500 Class B shares	Operations, product development, and marketing	November 30, 2023	506(b)
Common Stock Purchase	$30,016	45,024 Class B shares	Operations, product development, and marketing	November 17, 2023	506(b)
Common Stock Purchase	$500,000	750,000 Class B shares	Operations, product development, and marketing	November 17, 2023	506(b)
Common Stock Conversion from Promissory Note	$25,000	37,500 Class B shares	Operations, product development, and marketing	November 17, 2023	506(b)
Common Stock Conversion from Promissory Note	$25,000	37,500 Class B shares	Operations, product development, and marketing	November 17, 2023	506(b)
Common Stock Conversion from Promissory Note	$25,000	79,428 Class B shares	Operations, product development, and marketing	November 17, 2023	506(b)
Common Stock Conversion from Promissory Note	$5,060.16	12,048 Class B shares	Operations, product development, and marketing	November 17, 2023	506(b)
Common Stock Conversion from Promissory Note	$5,060.16	12,048 Class B shares	Operations, product development, and marketing	November 17, 2023	506(b)
Common Stock Conversion from Promissory Note	$50,400	120,000 Class B shares	Operations, product development, and marketing	November 17, 2023	506(b)
Common Stock Purchase	$25,000	37,500 Class B shares	Operations, product development, and marketing	November 16, 2023	506(b)
Common Stock Purchase	$25,000	37,500 Class B shares	Operations, product	November 14,	506(b)

			development, and marketing	2023	
Common Stock Purchase	$500,000	750,000 Class B shares	Operations, product development, and marketing	November 11, 2023	506(b)
Common Stock Purchase	$335,160	798,000 Class B shares	Operations, product development, and marketing	December 24, 2022	506(b)
Common Stock Purchase	$200,000	794,262 Class B shares	Operations, product development, and marketing	June 30, 2022	506(b)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

<p style="text-align:center">**TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST**</p>

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has not conducted any transactions with related persons.

<p style="text-align:center">**TAX MATTERS**</p>

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.


LEGAL MATTERS


Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Progress Updates

Updates on the status of the Issuer reaching its target amount may be found at https://own.musaffa.com/

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.musaffa.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and, in each instance, reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Dilshod Jumaniyazov
_____
(Signature)

Dilshod Jumaniyazov
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Dilshod Jumaniyazov

(Signature)

Dilshod Jumaniyazov

(Name)

Chief Executive Officer

(Title)

June 12, 2026

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Exhibit A

Issuer Financial Statements and SPV Financial Statements

Musaffa, Inc.

(a Delaware Corporation)

Audited Consolidated Financial Statements

As of the years ended December 31, 2025 and 2024

Consolidated Financial Statements

Musaffa, Inc.

Table of Contents




Independent Auditor's Report

June 10, 2026
To the Board of Directors and Investors of Musaffa, Inc.
New York, New York

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the accompanying consolidated financial statements of Musaffa, Inc., which comprise the consolidated balance sheet as of December 31, 2025 and December 31, 2024, and the related consolidated statements of comprehensive loss, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Musaffa, Inc. as of December 31, 2025 and December 31, 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of Musaffa, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Musaffa, Inc.'s ability to continue as a going concern for one year after the date that the consolidated financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.



229 Park Ave S, Suite 70037
New York, New York 10003-
1502



Info@Alice.CPA



As part of an audit in accordance with generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Musaffa, Inc.'s internal control.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Musaffa, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies or material weaknesses in internal control that we identify during our audit.

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
June 10, 2026



MUSAFFA, INC.
CONSOLIDATED BALANCE SHEETS
As of December 31, 2025 and 2024
(Audited)

		2025		2024
ASSETS				
Current Assets				
Cash and cash equivalents	$	82,558	$	392,443
Accounts receivable		6,779		18,333
Receivable from related party		75,498		75,498
Prepaid expenses		6,270		6,269
Other current assets		52,396		52,062
Total Current Assets		223,501		544,605
Property and Equipment				
Computers and equipment		68,554		61,951
Furniture and fixtures		5,891		5,494
Other fixed assets		5,196		4,845
Accumulated depreciation		(32,032)		(19,049)
Net Property and Equipment		47,609		53,241
Intangible Assets				
Capitalized software, net		785,281		586,993
Total Intangible Assets		785,281		586,993
Total Assets	$	1,056,391	$	1,184,839

The accompanying notes are an integral part of these consolidated financial statements.

MUSAFFA, INC.
CONSOLIDATED BALANCE SHEETS (CONTINUED)
As of December 31, 2025 and 2024
(Audited)

	2025	2024
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 270,132	$ 137,347
Related party note payable	-	1,419
Other current liabilities	2,690	1,573
Deferred Revenue	36,782	-
Total Current Liabilities	309,604	140,339
Long-Term Liability		
Release agreement payable	410,630	465,630
Total Long-Term Liabilities	410,630	465,630
Total Liabilities	720,234	605,969
Stockholders' Equity		
Common stock, $0.0001 par value; 60,000,000 authorized; 41,917,461 and 40,630,618 shares issued and outstanding as of December 31, 2025 and 2024, respectively	1,042	913
Additional paid-in capital	6,780,775	4,177,229
Additional paid-in capital - share-based compensation	260,825	215,970
Subscription receivable	(24,689)	(24,512)
Accumulated deficit	(6,681,044)	(3,791,059)
Accumulated other comprehensive income (loss)	(752)	329
Total Stockholders' Equity	336,157	578,870
Total Liabilities and Stockholders' Equity	$ 1,056,391	$ 1,184,839

The accompanying notes are an integral part of these consolidated financial statements.

MUSAFFA, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
For the Years Ended December 31, 2025 and 2024
(Audited)

	2025		2024	
Revenues	$	280,818	$	171,295
Cost of revenues		(310,311)		(215,071)
Gross Profit (Loss)		(29,493)		(43,776)
Operating Expenses				
Advertising and marketing		425,468		378,423
General and administrative		84,474		96,304
Salaries and wages		356,940		214,847
Software development		321,935		65,532
Rent		126,909		153,675
Professional services		1,321,498		1,341,825
Depreciation and amortization		202,414		108,122
Total Operating Expenses		2,839,638		2,358,728
Loss from operations		(2,869,131)		(2,402,504)
Other Income (Expense)				
Other income		24,001		9,638
Share-based compensation		(44,855)		(142,070)
Total Other Income (Expense)		(20,854)		(132,432)
Net loss		(2,889,985)		(2,534,936)
Other comprehensive income (loss), net of tax				
Foreign currency translation adjustments		(1,081)		(39)
Total Comprehensive Loss	$	(2,891,066)	$	(2,534,975)

The accompanying notes are an integral part of these consolidated financial statements.

MUSAFFA, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2025 and 2024
(Audited)

	Common Stock Shares	Common Stock Value	Additional Paid-in Capital (APIC)	APIC - Share-based compensation	Subscription Receivable	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders' Equity
Balance as of December 31, 2023	6,479,885	$ 648	$ 2,075,492	$ 73,900	$ (50,000)	$ 368	$ (1,256,123)	$ 844,285
Issuance of common stock	2,654,163	265	2,101,737	-	25,488	-	-	2,127,490
Stock split (6-for-1)	31,496,570	-	-	-	-	-	-	-
Share-based compensation	-	-	-	142,070	-	-	-	142,070
Other comprehensive loss	-	-	-	-	-	(39)	-	(39)
Net loss	-	-	-	-	-	-	(2,534,936)	(2,534,936)
Balance as of December 31, 2024	40,630,618	$ 913	$ 4,177,229	215,970	$ (24,512)	329	$ (3,791,059)	$ 578,870
Issuance of common stock	1,286,843	129	2,603,546	-	(177)	-	-	2,603,498
Share-based compensation	-	-	-	44,855	-	-	-	44,855
Other comprehensive loss	-	-	-	-	-	(1,081)	-	(1,081)
Net loss	-	-	-	-	-	-	(2,889,985)	(2,889,985)
Balance as of December 31, 2025	41,917,461	$ 1,042	$ 6,780,775	260,825	$ (24,689)	(752)	$ (6,681,044)	$ 336,157

The accompanying notes are an integral part of these consolidated financial statements.

MUSAFFA, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2025 and 2024
(Audited)

	2025	2024
Cash Flows from Operating Activities		
Net loss	$ (2,889,985)	$ (2,534,936)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	202,414	108,122
Share-based compensation	44,855	142,070
Foreign currency translation	(1,081)	(39)
Changes in working capital:		
Accounts receivable	11,554	(9,658)
Receivables from related parties	-	(75,498)
Prepaid expenses	(1)	(4,269)
Other current assets	(334)	(52,062)
Accounts payable	132,785	63,622
Deferred revenue	36,782	-
Other current liabilities	1,117	1,573
Release agreement payable	(55,000)	465,630
Net cash used in operating activities	(2,516,894)	(1,895,445)
Cash Flows from Investing Activities		
Purchase of property and equipment	(7,351)	(28,016)
Capitalized software	(387,719)	(423,832)
Net cash used in investing activities	(395,070)	(451,848)
Cash Flows from Financing Activities		
Related party loan payable	(1,419)	(62)
Issuance of common stock	2,603,498	1,869,545
Net cash provided by financing activities	2,602,079	1,869,483
Net change in cash and cash equivalents	(309,885)	(477,810)
Effects of exchange rate changes on cash	-	(302)
Cash and cash equivalents at beginning of year	392,443	870,555
Cash and cash equivalents at end of year	$ 82,558	$ 392,443
Supplemental information		
Interest paid	$ -	$ -
Income taxes paid	$ -	$ -

The accompanying notes are an integral part of these consolidated financial statements.

MUSAFFA, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(AUDITED)

NOTE 1 – NATURE OF OPERATIONS AND CONSOLIDATIONS

Musaffa, Inc. was incorporated in Delaware on April 25, 2022. The Company operates a comprehensive halal investing platform that enables users to learn about Islamic finance, research and screen Shariah-compliant investments, monitor portfolios, calculate purification and Zakat, and invest through both self-directed investing and portfolio management services. The Company's platform provides access to Shariah-compliant stocks, ETFs, and other investment products through its web and mobile applications. Included in these consolidated financial statements are operations of Musaffa, Inc. and its wholly-owned subsidiaries (collectively, which may be referred to as the "Company," "we," "us," or "our"), Musaffa LLC and Musaffa Financial Solutions LLC ("Subsidiaries"). The Company's headquarters are in New York, New York.

Musaffa LLC was formed on December 14, 2020, under the name Amanatrade LLC, before filing an amendment on November 9, 2021, changing the name to Musaffa LLC. On June 22, 2022, the Company acquired Musaffa LLC.

Musaffa Financial Solutions LLC is based in Uzbekistan and was formed for business operations in the country on November 19, 2021. The Company acquired Musaffa Financial Solutions LLC on January 6, 2023. Although the Company was formed subsequent to the formation of Musaffa LLC and Musaffa Financial Solutions LLC, for purposes of these financial statements, all prior activities of the subsidiaries have been combined with that of MUSAFFA, INC. for the periods presented, as the anticipated use of the financials is for investor-purposes of understanding the brand's operations as entities who conducted the core business (predecessor) prior to formation of MUSAFFA, INC. (successor).

The Company is the primary beneficiary of Musaffa Financing Broker Co. in Dubai, UAE, which qualifies as a variable interest entity and is consolidated within these consolidated financial statements (see Note 10). The entity was established in December 2023 in Dubai to support the Company's expansion efforts across the GCC region.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term. Significant estimates used in the preparation of the accompanying financial statements include the recording of depreciation and amortization, the useful lives and recoverability of capitalized software, and the collectible valuation of accounts receivable.

Principles of Consolidation

The consolidated financial statements include the accounts of Musaffa, Inc., its wholly-owned subsidiaries, and the variable interest entity for which the Company is the primary beneficiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

Variable Interest Entities

MUSAFFA, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(AUDITED)

The Company accounts for the investments it makes in certain legal entities in which equity investors do not have (1) sufficient equity at risk for the legal entity to finance its activities without additional subordinated financial support, or (2) as a group, the holders of the equity investment at risk do not have either the power, through voting or similar rights, to direct the activities of the legal entity that most significantly impact the entity's economic performance, or (3) the obligation to absorb the expected losses of the legal entity or the right to receive expected residual returns of the legal entity. These certain legal entities are referred to as "variable interest entities" or "VIEs."

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States and in the international markets in which it operates. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition, or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with major financial institutions located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking and brokerage operating accounts.

Receivables and Credit Policy

Trade receivables from business-to-business customers are uncollateralized customer obligations due under normal trade terms, primarily requiring pre-payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited. As of December 31, 2025 and 2024, the Company has outstanding accounts receivable as of December 31, 2025 and 2024 amounting to $6,779 and $18,333, respectively.

Other Current Assets

Other current assets comprise mainly of advances and deposits related to the Company's operations, including advances for relocation expenses of employees, which are repaid through payroll deductions or direct payments. Other current assets totaled $52,396 and $52,062 as of December 31, 2025 and 2024, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expenses. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts, and the resultant gain or loss is reflected in the income statement. Depreciation is provided using the straight-line method, based on the useful lives of the assets, which is two to five years.

MUSAFFA, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(AUDITED)

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. Based on this assessment, there was no impairment for the years ended December 31, 2025 and 2024.

Software Development

The Company accounts for software development costs in accordance with FASB ASC 350-40, *Accounting for Internal-Use Software*. Costs incurred during the preliminary project stage and post-implementation/operation stage are expensed as incurred. Costs incurred during the application development stage are capitalized when management authorizes and commits to the funding of the software project and it is probable that the project will be completed and the software will be used for its intended function.

Capitalized software development costs primarily consist of direct labor, third-party developer costs, and other direct costs associated with developing and implementing internal-use software and platform enhancements that provide additional functionality. Costs related to maintenance activities, bug fixes, data corrections, training, general and administrative activities, and minor enhancements are expensed as incurred.

Capitalized software development costs are amortized using the straight-line method over the estimated useful life of the related software, generally five years, commencing when the software is ready for its intended use. The Company evaluates capitalized software development costs for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Any impairment loss is recognized in the period identified.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement on a recurring basis as of December 31, 2025 and 2024.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return

MUSAFFA, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(AUDITED)

consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from inception through December 31, 2025, as the Company had no taxable income. The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2025 and 2024, the unrecognized tax benefits accrual was none.

Revenue Recognition

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers ("ASC 606"), when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. Revenue is recognized when control of the promised goods or services is transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps to determine the appropriate amount of revenue to be recognized: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue as each performance obligation is satisfied.

The Company operates a Shariah-compliant investing and wealth-management platform, providing halal stock and ETF screening, portfolio purification, and related analytics and educational tools to retail and business customers. The Company earns revenue primarily from subscriptions to its platform, sold to individual consumers (B2C) and to business customers (B2B). Subscription arrangements represent a single, continuous performance obligation – the provision of ongoing access to the platform over the subscription term – and the Company recognizes the related transaction price ratably over that term as access is delivered. Customers pay in advance every month, every quarter, or for the whole year in advance; consideration collected in advance of the service period is recorded as deferred revenue and recognized as the performance obligation is satisfied. Refunds and allowances are recorded as a reduction of revenue in the period the related subscriptions are refunded.

Cost of revenues includes merchant fees paid to Stripe, Apple, and Google, as well as market data and infrastructure costs.

In the consolidated statements of comprehensive loss, subscription revenue (B2B and B2C) is presented within Revenues ($280,818 and $171,295 for 2025 and 2024, respectively), and investor transaction fees and other income, net of refunds and allowances, are presented within Other income ($24,001 and $9,638 for 2025 and 2024, respectively).

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

MUSAFFA, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(AUDITED)

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation – Stock Compensation. The fair value of equity-based awards is estimated on the date of grant using the Black-Scholes option-pricing model and is recognized as expense ratably over the requisite service (vesting) period.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us, or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment, net consisted of the following as of December 31, 2025 and 2024:

	2025	2024
Computers and equipment	$ 68,554	$ 61,951
Furniture and fixtures	5,891	5,494
Other fixed assets	5,196	4,845
Less: accumulated depreciation	(32,032)	(19,049)
Total property and equipment, net	$ 47,609	$ 53,241

Depreciation expense for the years ended December 31, 2025 and 2024 were $12,983 and $9,563, respectively.

NOTE 4 – SOFTWARE DEVELOPMENT

The gross carrying amount of capitalized software development costs for the years ended December 31, 2025 and 2024 is reconciled as follows:

	2025	2024
Gross balance, beginning of year	$ 755,363	$ 330,263
Additions	386,686	425,100
Less: accumulated amortization	(356,768)	(168,370)
Net balance, end of year	$ 785,281	$ 586,993

Amortization expense for the years ended December 31, 2025 and 2024 were $188,397 and $98,563, respectively.

NOTE 5 – RELEASE AGREEMENT LIABILITY / SETTLEMENT COSTS

In 2024, the Company had terminated the employment of four individuals, comprising one employee and three contractors, all of whom played pivotal roles in the early growth of the Company. To recognize their contributions, the Company has committed to a total amount of $210,630, to be distributed among all four individuals. The Company paid $25,000 with the remaining balance of $185,630 is to be paid within 36 months following the effective date and outstanding as of December 31, 2024.

MUSAFFA, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(AUDITED)

Additionally, the Company reached a settlement agreement with a marketing services provider based in Canada, amounting to $350,000, to be paid within four years following the effective date of the settlement agreement.

During the year ended December 31, 2025, the Company made payments of $55,000 against these obligations. As of December 31, 2025 and 2024, the aggregate outstanding balance of release and settlement agreements payable was $410,630 and $465,630, respectively.

These expenses are classified as one-time incurred payments and are not expected to recur annually following their full payment. These transactions and balances bear no interest rate over the specified payment period.

NOTE 6 – INCOME TAXES

The Company files U.S. federal income tax returns and is taxed as a C Corporation. The Company's tax returns remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date each return is filed. As of December 31, 2025, the Company had no current income tax provision, as it had no taxable income, and any net deferred tax assets arising from net operating loss carryforwards have been fully offset by a valuation allowance.

NOTE 7 – EQUITY

Before the forward stock split implemented on February 29, 2024, the Company was authorized to issue 10,000,000 shares of common stock at $0.0001 par value, comprising 4,320,000 shares of Class A Common Stock and 5,680,000 shares of Class B Common Stock. Each holder of Class A Common Stock is entitled to one vote for each share held on any matter submitted to a vote of stockholders. Class B Common Stock is non-voting.

On February 29, 2024, the Company implemented a 6-for-1 forward stock split of all issued and outstanding Common Stock and increased the authorized number of shares by a factor of six, resulting in a total of 60,000,000 authorized shares: 25,920,000 of Class A Voting shares and 34,080,000 of Class B Non-Voting shares. As of December 31, 2024, the Company had 24,160,000 shares of Class A Common Stock and 16,470,618 shares of Class B Common Stock issued and outstanding, for a total of 40,630,618 shares.

During the year ended December 31, 2025, the Company issued an additional 1,286,843 shares of Class B Common Stock in connection with its ongoing capital-raising activities, including its crowdfunding offering (see Note 13). As of December 31, 2025, the Company had 24,160,000 shares of Class A Common Stock and 17,757,461 shares of Class B Common Stock issued and outstanding, for a total of 41,917,461 shares. Investments totaling $24,689 remained in transit as of December 31, 2025 and are listed under the Company's Subscription Receivable balance.

NOTE 8 – EQUITY-BASED COMPENSATION

In 2022, the Company adopted a 2022 Stock Option Plan ("2022 Plan") which permits the grant of options to its employees, officers, directors, and consultants. Stock awards are generally granted or optioned at a price not less than the market price of the Company's stock at the date of grant and generally vest over four years.

Effective with the stock split, the Company amended its stock option plan to allow up to 1,260,000 shares of Class A Common Stock and 3,998,916 shares of Class B Common Stock. As of December 31, 2024, 1,260,000 Class A options and 2,052,280 Class B options were granted. During the year

MUSAFFA, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(AUDITED)

ended December 31, 2025, the Company granted additional Class B options, and as of December 31, 2025, 1,260,000 Class A options and 2,437,260 Class B options were outstanding.

The weighted-average assumptions used in the Black-Scholes option-pricing model to determine the fair value of stock options granted were as follows:

	2025	2024
Exercise price	$0.42, $2.50	$0.42, $1.00
Fair value share price	$2.50	$1.00
Expected volatility	40%	40%
Expected term	4.00 years	4.00 years
Expected dividend rate	0.00%	0.00%

Total stock-based compensation expense recognized during the years ended December 31, 2025 and 2024 was $44,855 and $142,070, respectively. The stock option compensation expense is recognized ratably over the period as the stock options vest. The aggregate fair value amount of unvested compensation was as of December 31, 2025 and 2024 were $1,994,429 and $478,019, respectively.

In September 2025, an independent third-party valuation firm concluded that the fair value of one share of the Company's common stock, on a non-marketable, minority-interest basis, was $2.50 as of September 20, 2025. The valuation was prepared in accordance with the AICPA Accounting and Valuation Guide for the purposes of Internal Revenue Code Section 409A and ASC 718.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

The Company initiated legal proceedings in the State of New York on October 16, 2023, against a former service provider who rendered inadequate marketing services and left the Company, subsequently making unsupported claims. The outcome of this legal proceeding is described in Note 5. Other than as described herein, the Company is not involved in any litigation and there is no threatening or pending litigation as of the date of these financial statements.

NOTE 10 – VARIABLE INTEREST ENTITY

The Company is the primary beneficiary of Musaffa Financing Broker Co., which qualifies as a variable interest entity ("VIE"). The determination was based on the fact that the Company indirectly exercises control over the operations of Musaffa Financing Broker Co. and is the primary beneficiary of its activities. Additionally, a significant portion of the financing for Musaffa Financing Broker Co. is provided by the Company. The VIE is directly owned by the CEO of the Company and is in the process of being restructured as a wholly-owned subsidiary of the Company, which has not yet been completed as of the date of management's representation. Musaffa Financing Broker Co. was formed in December 2023 in Dubai, UAE for the purposes of business operations in the country.

The Company's consolidated financial statements include the assets, liabilities, and results of operations of the VIE for which the Company is the primary beneficiary. The following table summarizes the carrying amounts of the VIE's assets and liabilities included in the Company's consolidated balance sheets, as well as results of operations, for the years ended December 31, 2025 and 2024:

	2025	2024
Receivable from related party	$ 75,497	$ 75,498
Prepaid expenses	52,000	52,000
Other current assets	6,269	6,269

MUSAFFA, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(AUDITED)

Net Property and Equipment	10,114	12,108
Total Assets	143,880	145,875
Related parties loans payable (eliminated in consolidation)	272,956	272,956
Total Liabilities	272,956	272,956
Total Stockholders' Deficit	(129,075)	(127,082)
Net loss	(1,994)	(127,082)

NOTE 11 – RELATED PARTY TRANSACTIONS

During 2024, the Company recorded a receivable from the Company's CEO, who is also a shareholder and the direct owner of Musaffa Financing Broker Co. in the UAE. This receivable is non-interest bearing and does not have a specified maturity date. As of December 31, 2025 and 2024, the receivable from related party was $75,498 and $75,498, respectively.

As of December 31, 2025 and 2024, the Company had $0 and $1,419, respectively, in total notes payable to shareholders and management.

NOTE 12 – GOING CONCERN

These financial statements are prepared on a going-concern basis. The Company began operations in 2020 and has incurred losses since its inception, resulting in an accumulated deficit of $6,681,044 as of December 31, 2025. For the year ended December 31, 2025, the Company incurred a net loss of $2,889,985 and used $2,516,894 of cash in operating activities. These conditions raise substantial doubt about the Company's ability to continue as a going concern within one year after the date these financial statements are available to be issued.

The Company's ability to continue as a going concern is dependent upon management's plans to raise additional funds and achieve profitable operations. Management's plans include continued equity financing and crowdfunding offerings (see Note 13), expansion of the Company's revenue streams, and ongoing operational efficiency initiatives. During 2025, the Company launched its self-directed investing platform, and subsequent to year-end, the Company launched its managed investing platform and AUM-based monetization model. These initiatives expand the Company's business model beyond its historical subscription-based revenue stream.

Management has also implemented cost-reduction and automation initiatives, including increased use of AI-driven processes, which have reduced monthly operating expenses. Management continues to pursue additional financing, including potential equity or bridge financing, to support ongoing operations. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE 13 – SUBSEQUENT EVENTS

Crowdfunded Offering

On January 31, 2025, the Company launched a crowdfunding campaign in collaboration with Dealmaker Securities LLC, aiming for a minimum target amount of $10,000 and a maximum offering of $4,012,910.

Subsequent to year-end, the Company intends to undertake an additional crowdfunding offering to raise further capital from investors. The proceeds of the planned offering are expected to fund continued product development, the launch of the Company's Global Halal Trading Platform, and

MUSAFFA, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(AUDITED)

general working capital. The terms of the offering, including the target and maximum offering amounts and the applicable exemptions, are expected to be finalized in connection with the launch of the offering.

Management's Evaluation

Management has evaluated subsequent events through June 10, 2026, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment to or disclosure in the financial statements, except as noted above.

Musaffa CFV LLC

(a Delaware Limited Liability Company)

Audited Financial Statements

As of the years ended December 31, 2025 and 2024

Financial Statements

Musaffa CFV LLC

Table of Contents




Independent Auditor's Report

June 10, 2026
To the Board of Directors and Investors of Musaffa CFV LLC
New York, New York

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Musaffa CFV LLC (the "Company"), which comprise the balance sheet as of December 31, 2025 and December 31, 2024, and the related statements of income, changes in members' equity, and cash flows for the date then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Musaffa CFV LLC as of December 31, 2025 and December 31, 2024, and the results of its operations and its cash flows for the date then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the *Auditor's Responsibilities for the Audit of the Financial Statements* section of our report. We are independent of Musaffa CFV LLC in accordance with the relevant ethical requirements relating to our audit and have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date the financial statements are issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.





As part of an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
June 10, 2026



MUSAFFA CFV LLC
BALANCE SHEETS
As of December 31, 2025 and 2024
(Audited)

ASSETS	2025	2024
Current Assets		
Cash and cash equivalents	-	-
Total Current Assets	$ -	$ -
Other Assets		
Investments in Related Party	2,427,860	829,754
Total Other Assets	2,427,860	829,754
Total Assets	$ 2,427,860	$ 829,754
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities		
Accounts payable	$ -	$ -
Total Current Liabilities	-	-
Long-Term Liabilities		
Total Long-Term Liabilities	-	-
Total Liabilities	-	-
Members' Equity		
Members' capital	2,427,860	829,754
Retained earnings	-	-
Total Members' Equity	2,427,860	829,754
Total Liabilities and Members' Equity	$ 2,427,860	$ 829,754

The accompanying footnotes are an integral part of these financial statements.

MUSAFFA CFV LLC
INCOME STATEMENTS
For the Years Ended December 31, 2025 and 2024
(Audited)

	2025	2024
Revenues	$ -	$ -
Operating Expenses		
General and administrative	-	-
Professional services	-	-
Depreciation and amortization	-	-
Total Operating Expenses	$ -	$ -
Net Income (Loss)	$ -	$ -

The accompanying footnotes are an integral part of these financial statements.

MUSAFFA CFV LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
For the Years Ended December 31, 2025 and 2024
(Audited)

	Members' Capital	Retained Earnings	Total Members' Equity
Balance as of December 31, 2023	$ -	$ -	$ -
Members' contributions	829,754	-	829,754
Net loss	-	-	-
Balance as of December 31, 2024	$ 829,754	$ -	$ 829,754
Members' contributions	1,598,106	-	1,598,106
Net loss	-	-	-
Balance as of December 31, 2025	$ 2,427,860	$ -	$ 2,427,860

The accompanying footnotes are an integral part of these financial statements.

MUSAFFA CFV LLC
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2025 and 2024
(Audited)

	2025	2024
Cash Flows from Operating Activities		
Net Income (Loss)	$ -	$ -
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation and amortization	-	-
Changes in operating assets and liabilities:		
Accounts receivable	-	-
Accounts payable	-	-
Related Party Payable	-	-
Net cash provided by (used in) operating activities	-	-
Cash Flows from Investing Activities		
Investments	(1,598,106)	(829,754)
Net cash used in investing activities	(1,598,106)	(829,754)
Cash Flows from Financing Activities		
Members' contributions	1,598,106	829,754
Net cash from financing activities	1,598,106	829,754
Net change in cash and cash equivalents	-	-
Cash and cash equivalents at beginning of period	-	-
Cash and cash equivalents at end of period	$ -	$ -

The accompanying footnotes are an integral part of these financial statements.

MUSAFFA CFV LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 AND 2024
(AUDITED)

NOTE 1 – NATURE OF OPERATIONS

Musaffa CFV LLC (which may be referred to as the "Company", "we," "us," or "our"), a Wyoming limited liability company, operates pursuant to a limited liability company agreement (the "Agreement") dated November 13, 2023. The Company was formed on November 13, 2023 with the intent to facilitate the investment in Musaffa, Inc., a Delaware Corporation ("Crowdfunding Issuer"), via a regulation crowdfunding offering.

The general purposes of the Company is to acquire hold, dispose of, and otherwise invest in securities of the Crowdfunding Issuer; to exercise all rights, powers, and privileges with respect to securities of the Crowdfunding Issuer; to enter into, make, and perform all contracts in connection with its ownership of Securities of the Crowdfunding Issuer; and to engage in any other lawful activities which are related or incidental to the foregoing purposes.

The expenses associated with its formation, operation, or winding up of the Company will be paid by Musaffa, Inc.

All income and expenses of the Company will be and reported within Musaffa, Inc.'s financial statements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. As of December 31, 2025 and 2024, the Company had no cash and cash equivalents.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit

MUSAFFA CFV LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 AND 2024
(AUDITED)

price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

As of December 31, 2025 and 2024, the carrying amount of the Company's investments reported in the balance sheet approximate their fair value.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

NOTE 3 – INCOME TAX PROVISION

The Company is a limited liability company, treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying financial statements.

Any uncertain tax position taken by a member is not an uncertain position of the Company.

NOTE 4 – MEMBERS AND OWNERSHIP

Members' Contributions

In 2024, the Company had received $829,754 in exchange for member units via an offering through Dealmaker Securities LLC. The offering remains open through the date of management's representation.

In 2025, the Company had received $1,598,106 in exchange for member units via an offering through Dealmaker Securities LLC.

The expenses associated with its formation, operation, or winding up of the Company will be paid by Musaffa, Inc.

As of December 31, 2025 and 2024, total members' contributions was $2,427,860 and $829,754, respectively.

Investment Vehicle

All money received from Members shall be used to purchase non-voting Class B Common Stock of Musaffa, Inc. The Company shall maintain a one-to-one relationship between the number, denomination, type and rights of the Class B Common Stock of Musaffa, Inc. it owns and the number, denomination, type and rights of its securities outstanding. The Membership Units will be

MUSAFFA CFV LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 AND 2024
(AUDITED)

uncertificated, unless the Manager (in its sole discretion) agrees to have certificates created and the Crowdfunding Issuer agrees to pay all expenses incurred to do so.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company's ability to continue is dependent upon management's plan to raise additional funds through a crowdfunding campaign, capital contributions from Members and the ability to fund operational expenses for the Company. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 7 – SUBSEQUENT EVENTS

Additional Investment in Musaffa, Inc.

Subsequent to December 31, 2025, the Company made an additional investment in Musaffa, Inc. amounting to $199,372 in exchange for 74,836 shares of non-voting Class B Common Stock. The transaction was made in furtherance of the Company's purpose to facilitate investments in Musaffa, Inc.

Management's Evaluation

Management has evaluated subsequent events through June 10, 2026, the date the financial statements were available to be issued. Except for the matter disclosed above, management determined that there were no other subsequent events that require adjustment to, or disclosure in, the financial statements.

Exhibit B

Form of Security

REG CF SPV SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 5(f). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS

PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: Musaffa CFV LLC
        c/o Musaffa, Inc.
        48 Wall Street Suite 1100 PMB 026,
        New York, NY 10005, USA

      Ladies and Gentlemen:

1.   Subscription.

      (a)   The undersigned ("**Subscriber**") hereby subscribes for and agrees to purchase units of limited liability company membership interests (the "**Securities**") of Musaffa CFV LLC, a Wyoming limited liability company (the "**Company**"), at a per-Security purchase price of $3.00 (plus a 2% Investor Processing Fee unless waived, as defined below), upon the terms and conditions set forth herein. The Company is serving as a "crowdfunding vehicle" as defined under Rule 3a-9 of the Investment Company Act of 1940, as amended, for securities to be acquired from Musaffa, Inc., a Delaware corporation (the "**Crowdfunding Issuer**"). The Securities being subscribed for under this Subscription Agreement constitute limited liability company membership interests of the Company which relate to shares of Class B (non-voting) Common Stock issued by the Crowdfunding Issuer (the "**Class B Common Stock**") on a one-to-one basis. The rights of the Securities are as set forth in the Operating Agreement (the "**Operating Agreement**") of the Company and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

      (b)   By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company and Crowdfunding Issuer filed with the SEC, a copy of the Subscription Agreement between the Company and Crowdfunding Issuer, and any other information required by the Subscriber to make an investment decision. It is a condition of the Company's acceptance of this subscription that Subscriber becomes a party to the Operating Agreement.

      (c)   Subscriber acknowledges that Subscriber has read the educational materials on the landing page, and has been informed of Subscriber's right to cancel the investment up to 48-hours prior to a Target Deadline; however, once the Subscription Agreement is accepted by the Company there is no cancellation right;

      (d)   Subscriber acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Crowdfunding Issuer. A promoter may be any person who promotes the Crowdfunding Issuer's offering for compensation, whether past or prospective, or who is a founder or an employee of the Crowdfunding Issuer that engages in promotional activities on behalf of the Crowdfunding Issuer;

      (e)   Subscriber acknowledges that Subscriber has been informed of the compensation that DealMaker Securities LLC and affiliates receive in connection with the sale of securities in the Regulation CF offering and the manner in which it is received.

(f)   Subscriber understands that the Crowdfunding Issuer's Chief Executive Officer, as Manager of the Company, will make all decisions for the Company even through the Subscriber's investment is not made with the Crowdfunding Issuer.

(g)   This subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(h)   The aggregate value of Securities sold shall not exceed $1,200,000.42 (the "**Oversubscription Offering**"). The Company may accept subscriptions until October 11, 2026 (the "**Termination Date**"). Providing that subscriptions for $12,001.32 are received (the "**Target Offering Amount**"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "**Closing Date**").

(f)   In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

(g)   Investor may terminate this Subscription Agreement for any reason, but only up to forty-eight (48) hours before the Closing Date. If Investor enters into this Subscription Agreement during the last forty-eight (48) hours of the Offering, Investor may not terminate this Subscription Agreement.

2.   Joinder to Operating Agreement. By executing this Subscription Agreement, Subscriber will become party to the Operating Agreement of the Company as a Member holding the Securities of the Company.

3.   Purchase Procedure.

(a)   Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b)   Escrow Arrangements. Payment for the Securities shall be received by the escrow agent appointed by the Intermediary in this offering (the "**Escrow Agent**") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Crowdfunding Issuer. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation Crowdfunding.

(c)   Investor Processing Fee. Subscribers will be responsible for a processing fee of 2% of the investment amount on each transaction for any investment lower than $4,999.99 by a

single investor (rounded up, where applicable, to the nearest cent) (the "**Investor Processing Fee**"). The entire Investor Processing Fee shall be waived automatically for the whole investment amount if the undersigned invests $5,001.00 or more in total. The Investor Processing Fee is included in the cost basis of the subscribed Securities. The Investor Processing Fee will count toward the Subscriber's "investment limits" as described in Section 5(f) herein.

4.	Representations and Warranties of the Company and Crowdfunding Issuer. The Company and Crowdfunding Issuer each represent and warrant to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company and Crowdfunding Issuer will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's or Crowdfunding Issuer's current officers, as applicable, has, or at any time had, actual knowledge of such fact or other matter.

(a)	Organization and Standing. The Crowdfunding Issuer is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company is a limited liability company, duly formed, validly existing and in good standing under the laws of the State of Wyoming. The Company and Crowdfunding Issuer have all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Crowdfunding Issuer is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b)	Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company and the Crowdfunding Issuer are eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c)	Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement and the underlying securities to be issued to the Company has been duly authorized by all necessary corporate action on the part of the Company, and by the Crowdfunding Issuer. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms. Further, the underlying securities to be issued by the Crowdfunding Issuer to the Company will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Crowdfunding Issuer, enforceable against the Crowdfunding Issuer in accordance with their terms.

(d)	Authority for Agreement. The execution and delivery by the Company and Crowdfunding Issuer of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's and Crowdfunding Issuer's powers and have been duly authorized by all necessary actions on the part of the Company, and necessary actions of the Crowdfunding Issuer. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general

application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e)   No Filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in this Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company and Crowdfunding Issuer of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f)   Financial Statements. Complete copies of the Crowdfunding Issuer's financial statements consisting of the audited balance sheets of the Crowdfunding Issuer as of December 31, 2025, 2024, and 2023, and the related statements of income and cash flows for the three-year period ending on December 31, 2025 (the "**Financial Statements**") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Crowdfunding Issuer and fairly present the financial condition of the Crowdfunding Issuer as of the respective dates they were prepared and the results of the operations and cash flows of the Crowdfunding Issuer for the periods indicated. In addition, complete copies of the Company's annual financials ending on December 31, 2025, consisting of an audited balance sheet and the related statements of income and cash flows covering the period from Company's formation to the date of the financial statement (the "**SPV Financial Statements**"), have been made available to the Subscriber and appear in the Offering Statement. TaxDrop LLC and Alice.CPA LLC, independent accounting firms operating within the rules and regulations adopted by the SEC, audited the Financial Statements and SPV Financial Statements respectively. The Financial Statements and the SPV Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g)   Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h)   Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's and Crowdfunding Issuer's knowledge, currently threatened in writing (a) against the Company or Crowdfunding Issuer or (b) against any consultant, officer, manager, director or key employee of the Company or Crowdfunding Issuer arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company or Crowdfunding Issuer.

5.   Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants,

which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a)   Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)   Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c)   Manner of Holding. Subscriber understands that the Subscriber is investing into the Company, which will serve as a "crowdfunding vehicle" for an investment between the Company and the Crowdfunding Issuer. The Company will maintain records of securityholders and, subject to the terms of the Operating Agreement, provide rights as if the Subscriber invested directly into the Crowdfunding Issuer.

(d)   Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(e)   Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquires Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(f)   Investment Limits. Subscriber represents that either:

(i)   Either of Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, including the Investor Processing Fees if any, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the greater of its annual income or net worth, or (B) $2,500; or

(ii)   Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, including the Investor Processing Fees if any, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the greater of its annual income or net worth, and does not exceed $124,000; or

(iii)   Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, and no investment limits shall apply.

(g)   Subscriber Information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a securityholder and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company or the Crowdfunding Issuer is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company or the Crowdfunding Issuer as a condition of such transfer**.

(h)   Crowdfunding Issuer Information. Subscriber has read the Offering Statement. Subscriber understands that the Crowdfunding Issuer is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Crowdfunding Issuer's business, management and financial affairs with managers, officers and management of the Crowdfunding Issuer or has had the opportunity to review the Crowdfunding Issuer's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Crowdfunding Issuer and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Crowdfunding Issuer or others with respect to the business or prospects of the Crowdfunding Issuer or its financial condition.

(i)   Valuation. The Subscriber acknowledges that the price of the Securities was set by the Crowdfunding Issuer on the basis of the Crowdfunding Issuer's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(j)   Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address provided with Subscriber's subscription.

(k)   Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any

governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

6.   Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the expiration or termination of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company, the Crowdfunding Issuer and their respective officers, directors and affiliates, and each other person, if any, who controls the Company or the Crowdfunding Issuer, as the case may be, within the meaning of Section 15 of the Securities Act, against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing persons or entities in connection with this transaction.

7.   Transfer Restrictions.

(a)   "Market Stand-Off" Agreement. Each Subscriber hereby agrees that it will not, without the prior written consent of the managing underwriter or financial advisor to the Crowdfunding Issuer (as applicable), during the period commencing on the date of the final prospectus relating to the registration by the Crowdfunding Issuer of its securities under the Securities Act on a registration statement on Form S-1 or Form S-3, and ending on the date specified by the Crowdfunding Issuer and the managing underwriter (such period not to exceed one hundred eighty (180) days in the case of the initial public offering (the "**IPO**") or any merger with or into a special purpose acquisition company ("**SPAC**"), or such other period as may be requested by the Crowdfunding Issuer or an underwriter or financial advisor to accommodate regulatory restrictions on (1) the publication or other distribution of research reports, and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), or ninety (90) days in the case of any registration other than the IPO, or such other period as may be requested by the Crowdfunding Issuer, its financial advisors or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Securities (or other securities, whether such shares or any such securities are then owned by the Subscriber or are thereafter acquired) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Securities, in cash, or otherwise. The foregoing provisions of this Section 7(a) shall not apply to the sale of any securities to an underwriter pursuant to an underwriting agreement, or the transfer of any securities to any trust for the direct or indirect benefit of the Subscriber or the immediate family of the Subscriber, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, and shall be applicable to the Subscribers only if all officers and directors

are subject to the same restrictions. The financial advisors of the Crowdfunding Issuer or its underwriters in connection with such registration are intended third party beneficiaries of this Section 7(a) and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Subscriber further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 7(a) or that are necessary to give further effect thereto. For purposes of this Section 7(a), the term "Crowdfunding Issuer" shall include any wholly owned subsidiary of the Crowdfunding Issuer into which the Crowdfunding Issuer mergers or consolidates. In order to enforce the foregoing covenant, the Crowdfunding Issuer may impose stop transfer instructions with respect to the Subscriber's registrable securities of the Crowdfunding Issuer (and the Crowdfunding Issuer shares or securities of every other person subject to the foregoing restriction) until the end of such period. The Subscriber agrees that a legend reading substantially as follows may be placed on all certificates representing all of such Subscriber's registrable securities of the Crowdfunding Issuer (and the Crowdfunding Issuer shares or securities of every other person subject to the restriction contained in this Section 7(a)):

"THE INTERESTS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AN OPERATING AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, GIFT, PLEDGE, ENCUMBRANCE, HYPOTHECATION, OR OTHER DISPOSITION OF THE SECURITY INTERESTS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH OPERATING AGREEMENT.

THE INTERESTS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT AND REGULATION CROWDFUNDING PROMULTATED THEREUNDER. THE TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, OR OTHER DISPOSITION IS LIMITED BY SUCH LAW AND REGULATION."

(b)   **Right of First Refusal.** In the event that a Subscriber (the "Transferring Party") wishes to sell, assign, transfer, or in any way dispose of the Securities acquired under this Subscription Agreement (the "Proposed Disposition"), the Transferring Party shall first present such Securities to the Company, thereby granting the Company the chance to acquire the Securities on identical terms as the Proposed Disposition. The Transferring Party is required to provide the Company with a written notification (the "Notification of Proposed Disposition") detailing: (i) the Transferring Party's genuine intention to sell or otherwise dispose of such Securities; (ii) the identity and contact details of the intended purchaser or recipient (the "Intended Transferee"); (iii) the quantity of Securities intended for disposition; (iv) the terms and conditions of the Proposed Disposition, inclusive of the proposed sale price and payment method; and (v) a definitive agreement from the Transferring Party to dispose of the Securities on the terms described in the Notification of Proposed Disposition, conditional upon the Company's decision not to utilize its right of first refusal. Upon receipt of the Notification of Proposed Disposition, the Company shall hold the right, though not the obligation, to acquire any or all of the Securities designated for transfer to the Intended Transferee, under the price and terms specified in the Notification of Proposed Disposition. This right must be exercised by the Company through the delivery of a written acknowledgment to the Transferring Party within twenty (20) calendar days following receipt of the Notification of Proposed Disposition (the "Acceptance Period"). Should the

Company choose to purchase any of the Securities, the completion of such purchase and the payment to the Transferring Party shall occur no more than forty-five (45) calendar days from the date on the Notification of Proposed Disposition, through closing mechanisms as designated by the Company. Payment may be executed by certified check or via wire transfer to a bank account nominated by the Transferring Party. If the Company opts not to exercise its right of first refusal within the Acceptance Period, the Transferring Party shall be entitled to conclude the Proposed Disposition with the Intended Transferee under terms and conditions that are not more advantageous to the Intended Transferee than those outlined in the Notification of Proposed Disposition, within a period of one hundred and twenty (120) days from the termination of the Acceptance Period. Any Securities not disposed of to the Intended Transferee within this timeframe shall continue to be subject to the right of first refusal delineated herein. This right of first refusal shall be enforceable against any successors or assigns of the Transferring Party and shall benefit the successors and assigns of the Company. The relinquishment of this clause's right may only occur with the Company's prior written consent.

(c) **Drag-Along Rights.** The undersigned hereby agrees and acknowledges that in the event the holders of a majority of the outstanding voting securities of the Company (the "Required Majority") approve a Sale Transaction (as defined below), the undersigned shall be obligated to participate in such Sale Transaction on the same terms and conditions as the Required Majority, and shall take all necessary or desirable actions in connection with the consummation of such Sale Transaction as reasonably requested by the Company or the Required Majority. For purposes of this provision, a "Sale Transaction" means (i) a merger, consolidation, reorganization, or other transaction in which the shareholders of the Company immediately prior to such transaction hold less than fifty percent (50%) of the voting power of the surviving or resulting entity immediately following such transaction; (ii) a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company; or (iii) the sale or transfer by the shareholders of the Company of shares representing more than fifty percent (50%) of the voting power of the Company to a third-party acquirer or group of related acquirers. In connection with any Sale Transaction approved by the Required Majority, the undersigned agrees to: (i) consent to and raise no objections against such Sale Transaction; (ii) waive any dissenters' rights, appraisal rights, or similar rights in connection with such Sale Transaction; (iii) if the consideration to be paid in the Sale Transaction includes non-cash consideration, accept the same form of consideration as the Required Majority; (iv) execute and deliver all related documentation, including but not limited to merger agreements, stock purchase agreements, consents, releases, indemnification agreements, escrow agreements, and instruments of transfer; (v) make the same representations, warranties, covenants, and indemnifications as the Required Majority on a several (and not joint) basis, provided that the undersigned shall be liable only for such representations, warranties, covenants, and indemnifications to the extent of the undersigned's pro rata portion based on the proceeds received by the undersigned in connection with the Sale Transaction; and (vi) take all other actions as may be reasonably necessary to consummate such Sale Transaction, including voting in favor of, and approving, such Sale Transaction and any related transactions. The undersigned acknowledges and agrees that the drag-along obligation hereunder is intended to facilitate potential Sale Transactions and prevent minority shareholders from impeding transactions approved by the Required Majority. This drag-along right shall run with the Shares and shall be binding upon any transferee, assignee, or other successor in interest to the undersigned's Shares.

(d) <u>Further Limitations on Disposition</u>. Without in any way limiting the representations and warranties set forth in this Agreement, the Subscriber agrees not to make any disposition of all or any portion of the Securities unless and until (x) the requirements for transfer under the Crowdfunding Issuer's Amended and Restated Bylaws and Company's Operating Agreement have been satisfied, and (y) the transferee has agreed in writing for the benefit of the Crowdfunding Issuer and the Company to make the representations and warranties set out in

Section 5 and the undertaking set out in Section 7(a) and 7(b) of this Agreement and:

(i) there is then in effect a registration statement under the Securities Act covering such proposed disposition, and such disposition is made in connection with such registration statement; or

(ii) such Subscriber has (A) notified the Crowdfunding Issuer and the Company of the proposed disposition; (B) furnished the Crowdfunding Issuer and the Company with a detailed statement of the circumstances surrounding the proposed disposition; and (C) if requested by the Crowdfunding Issuer and the Company, furnished the Crowdfunding Issuer and the Company with an opinion of counsel reasonably satisfactory to the Crowdfunding Issuer and the Company that such disposition will not require registration under the Securities Act.

8.   <u>Applicable Law; Jurisdiction & Venue</u>. All questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal laws of the State of Delaware without the application of conflicts of law principals. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the Delaware Court of Chancery and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the above-named courts, except as provided for in Section 10, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

9.   <u>WAIVER OF JURY TRIAL</u>. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS, THE COMPANY'S OR THE CROWDFUNDING ISSUER'S SECURITIES, OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS AGREEMENT, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

10.   **Dispute Resolution; Arbitration**. Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be New York, NY. Except as may be required by law or to protect legal rights, neither a party nor the arbitrator may disclose the existence, content, or results of any arbitration without the prior written consent of the other parties. If the dispute cannot be resolved through arbitration, then the parties shall proceed with judicial proceedings as set forth in Section 8 and Section 10.

11.   <u>Notices</u>. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be

deemed to have been duly given (a) when delivered by hand; or (b) when received by the addressee if sent by a nationally recognized overnight courier; or (c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11):

If to the Company, to:

Musaffa CFV LLC
c/o Musaffa, Inc.
48 Wall Street Suite 1100 PMB 1026,
New York, NY 10005, USA

If to the Crowdfunding Issuer, to:
Musaffa, Inc.
48 Wall Street Suite 1100 PMB 1026,
New York, NY 10005, USA

If to a Subscriber, to Subscriber's address provided with Subscriber's subscription or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice.

Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

12.   Compliance With Anti-Money Laundering Laws.

(a)   Subscriber represents and warrants that the Subscriber's investment was not directly or indirectly derived from illegal activities, including any activities that would violate U.S. Federal or State laws or any laws and regulations of other countries.

(b)   Subscriber acknowledges that U.S. Federal law, regulations and Executive Orders administered by the U.S. Treasury Department's Office of Foreign Assets Control ("**OFAC**") may prohibit the Company, Manager, or Crowdfunding Issuer from, among other things, engaging in transactions with, and the provision of services to, persons on the list of Specially Designated Nationals and Blocked Persons and persons, foreign countries and territories that are the subject of U.S. sanctions administered by OFAC (collectively, the "**OFAC Maintained Sanctions**").

(c)   Subscriber acknowledges that the Company prohibits the investment of funds by any persons or entities that are (i) the subject of OFAC Maintained Sanctions, (ii) acting, directly or indirectly, in contravention of any applicable laws and regulations, including anti-money laundering regulations or conventions, or on behalf of persons or entities subject to an OFAC Maintained Sanction, (iii) acting, directly or indirectly, for a senior foreign political figure, any member of a senior foreign political figure's immediate family or any close associate of a senior foreign political figure, unless the SPV, after being specifically notified by Subscriber in writing that it is such a person, conducts further due diligence, and determines that such investment shall be permitted, or (iv) acting, directly or indirectly, for a foreign shell bank (such persons or entities in (i) –(iv) are collectively referred to as "**Prohibited Persons**"). Subscriber represents and warrants that it is not, and is not acting directly or indirectly on behalf of, a Prohibited Person.

(d)   To the extent Subscriber has any beneficial owners, (i) it has carried out thorough

due diligence to establish the identities of such beneficial owners, (ii) based on such due diligence, Subscriber reasonably believes that no such beneficial owners are Prohibited Persons, (iii) it holds the evidence of such identities and status and will maintain all such evidence for at least five years from the date of the liquidation or termination of the Company, and (iv) it will make available such information and any additional information requested by the Company that is required under applicable regulations.

(e)   Subscriber acknowledges and agrees that the Company, the Manager, or the Intermediary may "freeze the account" of Subscriber, including, but not limited to, by suspending distributions from the Company to which Subscriber would otherwise be entitled, if necessary to comply with anti-money laundering statutes or regulations.

(f)   Subscriber acknowledges and agrees that the Company and/or the Crowdfunding Issuer, in complying with anti-money laundering statutes, regulations and goals, may file voluntarily and/or as required by law suspicious activity reports ("SARs") or any other information with governmental and law enforcement agencies that identify transactions and activities that the Company or Crowdfunding Issuer or their agents reasonably determine to be suspicious, or is otherwise required by law. Subscriber acknowledges that the Company, and Crowdfunding Issuer are prohibited by law from disclosing to third parties, including the Subscriber, any filing or the substance of any SARs.

(g)   Subscriber agrees that, upon the request of the Company, or Crowdfunding Issuer, it will provide such information as the Company, or Crowdfunding Issuer requires to satisfy applicable anti-money laundering laws and regulations, including, without limitation, background documentation about Subscriber.

13.   Confidentiality.

(a)   Subscriber agrees that documents associated with this offering and all financial statements (if any), tax reports (if any), portfolio valuations (if any), private placement memoranda (if any), reviews or analyses of potential or actual investments (if any), reports or other materials prepared or produced by the Company and/or Crowdfunding Issuer and all other documents and information concerning the affairs of the Company and/or Crowdfunding Issuer, any investments, including, without limitation, information about the Company, and/or the persons directly or indirectly investing in the Company (collectively, the "**Confidential Information**") that the Subscriber may receive pursuant to or in accordance with the use of the own.musaffa.com website or Intermediary platform or otherwise as a result of its ownership of Securities in the Company, constitute proprietary and confidential information about the Company and Crowdfunding Issuer or any of their affiliates (the "**Affected Parties**").

(b)   Subscriber acknowledges that the Affected Parties derive independent economic value from the Confidential Information not being generally known and that the Confidential Information is the subject of reasonable efforts to maintain its secrecy. Subscriber further acknowledges that the Confidential Information is a trade secret, the disclosure of which is likely to cause substantial and irreparable competitive harm to the Affected Parties or their respective businesses. Subscriber shall not reproduce any of the Confidential Information or portion thereof or make the contents thereof available to any third party other than a disclosure on a need-to-know basis to Subscriber's legal, accounting or investment advisers, auditors and representatives (collectively, "**Advisers**"), except to the extent compelled to do so in accordance with applicable law (in which case Subscriber shall promptly notify the Company of Subscriber's obligation to disclose any Confidential Information) or with respect to Confidential Information that otherwise becomes publicly available other than through breach of this provision by Subscriber.

(c)   To the fullest extent permitted by law, Subscriber agrees not to request disclosure

or inspection of any such information after Subscriber is notified (whether in response to Subscriber's request for information or otherwise) that the Company has determined not to disclose such information.

(d)   Subscriber agrees that the Company and the Crowdfunding Issuer would be subject to potentially irreparable injury as a result of any breach by Subscriber of the covenants and agreements set forth in this Section 13 and that monetary damages would not be sufficient to compensate or make whole the Company and the Crowdfunding Issuer for any such breach. Accordingly, Subscriber agrees that the Company and the Crowdfunding Issuer shall be entitled to equitable and injunctive relief, on an emergency, temporary, preliminary and/or permanent basis, to prevent any such breach or the continuation thereof.

14.   <u>Miscellaneous</u>.

(a)   <u>Obligations Irrevocable.</u> Following the Closing Date, the obligations of the undersigned shall be irrevocable.

(b)   <u>Legend.</u> The certificates, book entry or other form of notation representing the Shares sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Shares were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

(c)   <u>Pronouns</u>. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(d)   <u>Assignment</u>. This Subscription Agreement is not transferable or assignable by Subscriber.

(e)   <u>Binding Effect</u>. The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and the Crowdfunding Issuer and each of their respective successors and assigns.

(f)   <u>Waiver, Amendment</u>. None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company, the Crowdfunding Issuer and Subscriber.

(g)   <u>Severability</u>. In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement. The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(h)   <u>Entire Agreement</u>. This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(i)   <u>No Third-Party Beneficiaries</u>. The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors

and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person. Headings. The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j)   Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k)   Electronic Execution and Delivery. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

(l)   Additional Securities. If any recapitalization or other transaction affecting the stock of the Crowdfunding Issuer is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(m)   Failure to Exercise. No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

(SIGNATURE PAGE FOLLOWS)

Musaffa CFV, LLC (The "Co-Issuer") and Musaffa, Inc. (The "Crowdfunding Issuer")

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Membership Units equal to one-on-one Class B Common Stock of Musaffa CFV, LLC (The "Co-Issuer") and Musaffa, Inc. (The "Crowdfunding Issuer") by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):	Number of securities: **Membership Units equal to one-on-one Class B Common Stock** Aggregate Subscription Price: **$0.00 USD**
(Name of Subscriber)	**TYPE OF OWNERSHIP:**
By: (Authorized Signature)	If the Subscriber is individual: If the Subscriber is not an individual: ☐ Individual
(Official Capacity or Title, if the Subscriber is not an individual)	☐ Joint Tenant ☐ Tenants in Common
(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)	☐ Community Property If interests are to be jointly held:
(Subscriber's Residential Address, including Province/State and Postal/Zip Code)	Name of the Joint Subscriber: Social Security Number of the Joint Subscriber:
Taxpayer Identification Number	Check this box if the securities will be held in a custodial account: ☐
(Telephone Number)	Type of account: EIN of account:
(Offline Investor) (E-Mail Address)	Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

Musaffa CFV, LLC (The "Co-Issuer") and Musaffa, Inc. (The "Crowdfunding Issuer")

By:

Authorized Signing Officer

TO: Musaffa CFV, LLC (The "Co-Issuer") and Musaffa, Inc. (The "Crowdfunding Issuer")(The "Corporation")

The Investor hereby represents, warrants and certifies to the Corporation that the undersigned is an "Accredited Investor" as defined in Section 1.1 of National Instrument 45-106. The Investor has indicated below the criteria which the Investor satisfies in order to qualify as an "Accredited Investor".

The Investor understands that the Corporation and its counsel are relying upon this information in determining to sell securities to the undersigned in a manner exempt from the prospectus and registration requirements of applicable securities laws.

The categories listed herein contain certain specifically defined terms. If you are unsure as to the meanings of those terms, or are unsure as to the applicability of any category below, please contact your legal advisor before completing this certificate.

In connection with the purchase by the undersigned Subscriber of the Purchased Membership Units equal to one-on-one Class B Common Stock, the Subscriber hereby represents, warrants, covenants and certifies to the Corporation (and acknowledges that the Corporation and its counsel are relying thereon) that:

a. the Subscriber is, and at the Closing Time, will be, an "accredited investor" within the meaning of NI 45-106 or Section 73.3 of the Securities Act (Ontario), as applicable, on the basis that the undersigned fits within one of the categories of an "accredited investor" reproduced below beside which the undersigned has indicated the undersigned belongs to such category;

b. the Subscriber was not created or is not used, solely to purchase or hold securities as an accredited investor as described in paragraph (m) below; and

c. upon execution of this Schedule B by the Subscriber, including, if applicable, Appendix 1 to this Schedule B, this Schedule B shall be incorporated into and form a part of the Subscription Agreement.

(PLEASE CHECK THE BOX OF THE APPLICABLE CATEGORY OF ACCREDITED INVESTOR)

☐　　(a)　　a Canadian financial institution, or a Schedule III bank;

☐　　(b)　　the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);

☐　　(c)　　a subsidiary of any Person referred to in paragraphs (a) or (b), if the Person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

　　　　(d)　　a Person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a Person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐　　(e)　　an individual registered under the securities legislation of a jurisdiction of Canada as a representative of a Person referred to in paragraph (d);

☐　　(e.1)　　an individual formerly registered under the securities legislation of a jurisdiction of Canada, other than an individual formerly registered solely as a representative of a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐　　(f)　　the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada;

☐　　(g)　　a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l'île de Montréal or an intermunicipal management board in Québec;

☐　　(h)　　any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;

☐　　(i)　　a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;

☐   (j)   an individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds CAD$1,000,000;

☐   (j.1)   an individual who beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds CAD$5,000,000;

        (k.1)   an individual whose net income before taxes exceeded CAD$200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded CAD$300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;

        (k.2)   Net income before taxes combined with your spouse's was more than CAD $300,000 in each of the 2 most recent calendar years, and their combined net income before taxes is expected to be more than CAD $300,000 in the current calendar year

☐   (l)   an individual who, either alone or with a spouse, has net assets of at least CAD$5,000,000;

☐   (m)   a Person, other than an individual or investment fund, that has net assets of at least CAD$5,000,000 as shown on its most recently prepared financial statements and that has not been created or used solely to purchase or hold securities as an accredited investor;

☐   (n)   an investment fund that distributes or has distributed its securities only to (i) a Person that is or was an accredited investor at the time of the distribution, (ii) a Person that acquires or acquired securities in the circumstances referred to in sections 2.10 (Minimum amount investment) and 2.19 (Additional investment in investment funds) of NI 45-106, or (iii) a Person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 (Investment fund reinvestment) of NI 45-106;

☐   (o)   an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt;

☐   (p)   a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;

        (q)   a Person acting on behalf of a fully managed account managed by that Person, if that Person (i) is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and (ii) in Ontario, is purchasing a security that is not a security of an investment fund;

☐   (r)   a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;

☐   (s)   an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function;

☐   (t)   a Person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are Persons that are accredited investors;

☐   (u)   an investment fund that is advised by a Person registered as an adviser or a Person that is exempt from registration as an adviser;

        (v)   a Person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as (i) an accredited investor, or (ii) an exempt purchaser in Alberta or Ontario; or

☐   (w)   a trust established by an accredited investor for the benefit of the accredited investor's family members of which a majority of the trustees are accredited investors and all of the beneficiaries are the accredited investor's spouse, a former spouse of the accredited investor or a parent, grandparent, brother, sister, child or grandchild of that accredited investor, of that accredited investor's spouse or of that accredited investor's former spouse.

(x) in Ontario, such other persons or companies as may be prescribed by the regulations under the Securities Act (Ontario).

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

                                                 By:

                                                 (Signature)

                                                 Name:

                                                 (If signing on behalf of entity)

                                                 Title:

                                                 (If signing on behalf of entity)

Definitions for Accredited Investor Certificate

As used in the Accredited Investor Certificate, the following terms have the meanings set out below:

a. "**Canadian financial institution**" means (i) an association governed by the *Cooperative Credit Associations Act* (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or (ii) a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;

b. "**entity**" means a company, syndicate, partnership, trust or unincorporated organization;

c. "**financial assets**" means cash, securities, or any a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

d. "**fully managed account**" means an account of a client for which a Person makes the investment decisions if that Person has full discretion to trade in securities for the account without requiring the client's express consent to a transaction;

e. "**investment fund**" means a mutual fund or a non-redeemable investment fund, and, for greater certainty in Ontario, includes an employee venture capital corporation that does not have a restricted constitution, and is registered under Part 2 of the *Employee Investment Act* (British Columbia), R.S.B.C. 1996 c. 112, and whose business objective is making multiple investments and a venture capital corporation registered under Part 1 of the *Small Business Venture Capital Act* (British Columbia), R.S.B.C. 1996 c. 429 whose business objective is making multiple investments;

f. "**mutual fund**" means an issuer whose primary purpose is to invest money provided by its security holders and whose securities entitle the holder to receive on demand, or within a specified period after demand, an amount computed by reference to the value of a proportionate interest in the whole or in part of the net assets, including a separate fund or trust account, of the issuer;

g. "**non-redeemable investment fund**" means an issuer,
   A. whose primary purpose is to invest money provided by its securityholders,
   B. that does not invest,
      i. for the purpose of exercising or seeking to exercise control of an issuer, other than an issuer that is a mutual fund or a non-redeemable investment fund, or
      ii. for the purpose of being actively involved in the management of any issuer in which it invests, other than an issuer that is a mutual fund or a non-redeemable investment fund, and
   C. that is not a mutual fund;

h. "**related liabilities**" means liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets and liabilities that are secured by financial assets;

i. "**Schedule III bank**" means an authorized foreign bank named in Schedule III of the Bank Act (Canada);

j. "**spouse**" means an individual who (i) is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual, (ii) is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or (iii) in Alberta, is an individual referred to in paragraph (i) or (ii), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and

k. "**subsidiary**" means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

In NI 45-106 a Person or company is an affiliate of another Person or company if one of them is a subsidiary of the other, or if each of them is controlled by the same Person.

In NI 45-106 a Person (first Person) is considered to control another Person (second Person) if (a) the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation, (b) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, or (c) the second Person is a limited partnership and the general partner of the limited partnership is the first Person.

RISK ACKNOWLEDGEMENT FORM (FORM 45-106F9)

Form for <u>Individual</u> Accredited Investors

WARNING! This investment is risky. Do not invest unless you can afford to lose all the money you pay for this investment.

Section 1 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER		
1. About your investment		
Type of Securities: Membership Units equal to one-on-one Class B Common Stock	Issuer: Musaffa CFV, LLC (the "Co-Issuer") and Musaffa, Inc. (the "Crowdfunding Issuer")	
Purchased from: The Issuer		
Sections 2 to 4 – TO BE COMPLETED BY THE PURCHASER		
2. Risk acknowledgement		
This investment is risky. Initial that you understand that:		**Your Initials**
Risk of loss – You could lose your entire investment of $		
Liquidity risk – You may not be able to sell your investment quickly – or at all.		
Lack of information – You may receive little or no information about your investment.		
Lack of advice – You will not receive advice from the salesperson about whether this investment is suitable for you unless the salesperson is registered. The salesperson is the person who meets with, or provides information to, you about making this investment. To check whether the salesperson is registered, go to www.aretheyregistered.ca.		
3. Accredited investor status		
You must meet at least one of the following criteria to be able to make this investment. Initial the statement that applies to you. (You may initial more than one statement.) The person identified in section 6 is responsible for ensuring that you meet the definition of accredited investor. That person, or the salesperson identified in section 5, can help you if you have questions about whether you meet these criteria.		**Your Initials**
• Your net income before taxes was more than CAD$200,000 in each of the 2 most recent calendar years, and you expect it to be more than CAD$200,000 in the current calendar year. (You can find your net income before taxes on your personal income tax return.)		
• Your net income before taxes combined with your spouse's was more than $300,000 in each of the 2 most recent calendar years, and you expect your combined net income before taxes to be more than CAD$300,000 in the current calendar year.		
• Either alone or with your spouse, you own more than CAD$1 million in cash and securities, after subtracting any debt related to the cash and securities.		
• Either alone or with your spouse, you have net assets worth more than CAD$5 million. (Your net assets are your total assets (including real estate) minus your total debt.)		
4. Your name and signature		
By signing this form, you confirm that you have read this form and you understand the risks of making this investment as identified in this form.		
First and Last Name (please print):		
Signature:		
Date:		
Section 5 – TO BE COMPLETED BY THE SALESPERSON		
5. Salesperson information		
First and Last Name of Salesperson (please print):		
Telephone:	Email:	
Name of Firm (if registered):		

Section 6 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER
6. For more information about this investment
For more information about this investment / the Issuer: Company Name: **Musaffa CFV, LLC (The "Co-Issuer") and Musaffa, Inc. (The "Crowdfunding Issuer")** Address: 48 Wall Street Suite 1100 PMB 1026, New York, NY 10005, USA Contact: Email: asilbek.khudoyberdiev@musaffa.com Telephone: (929) 415-9392 **For more information about prospectus exemptions, contact your local securities regulator. You can find contact information at www.securities-administrators.ca.**

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

    ☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity; a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

    ☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

    ☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

    ☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

    ☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

    ☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

        (Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

**INTERNATIONAL INVESTOR CERTIFICATE**

**FOR SUBSCRIBERS RESIDENT OUTSIDE OF CANADA AND THE UNITED STATES**

TO: **Musaffa CFV, LLC (The "Co-Issuer") and Musaffa, Inc. (The "Crowdfunding Issuer")(The "Corporation")**

The undersigned (the **"Subscriber"**) represents covenants and certifies to the Corporation that:

i. the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in Canada or the United States or subject to applicable securities laws of Canada or the United States;

ii. the issuance of the securities in the capital of the Corporation under this agreement (the "**Securities**") by the Corporation to the Subscriber (or its disclosed principal, if any) may be effected by the Corporation without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

iii. the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

iv. the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

v. the applicable securities laws do not require the Corporation to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the international jurisdiction;

vi. the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Corporation to become subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Corporation to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Corporation;

vii. the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of Canada and the United States, and the Subscriber acknowledges that the Corporation shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

viii. the Subscriber will provide such evidence of compliance with all such matters as the Corporation or its counsel may request.

The Subscriber acknowledges that the Corporation is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Corporation. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Corporation to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:
1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

By submitting this payment, I hereby authorize DealMaker to charge my designated payment method for the investment amount indicated. I understand this investment is subject to the terms of the offering and its associated rules and investor protections. I understand it is not a purchase of goods or services. I acknowledge that this transaction is final, non-refundable unless otherwise stated or required, and represents an investment subject to risk, including loss. I confirm that I have reviewed all offering documents and agree not to dispute this charge with my bank or card issuer, so long as the transaction corresponds to the agreed terms and disclosures.

DATED:

INVESTOR: (Print Full Name of Investor)

                                                                  By:

                                                                       (Signature)

                                                                  Name of Signing Officer (if Entity):

                                                                  Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

<u>Self-Certification of Trustee</u>

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in Musaffa, Inc.'s offering.

I certify that:

1. I, , am the trustee of the ("Trust") (the "**Trustee**")

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in Musaffa, Inc.'s offering;

3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust ("**Trust Investment**").

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature:

Exhibit C

Amended and Restated Certificate of Incorporation of the Issuer

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF INCORPORATION OF "MUSAFFA, INC.",

FILED IN THIS OFFICE ON THE TWENTY-FIFTH DAY OF APRIL, A.D.

2022, AT 5:12 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State

6768787 8100

SR# 20221618731

Authentication: 203303061

Date: 04-28-22

You may verify this certificate online at corp.delaware.gov/authver.shtml

CERTIFICATE OF INCORPORATION

OF

MUSAFFA, INC.

ARTICLE I

The name of the corporation is Musaffa, Inc. (the "*Corporation*").

ARTICLE II

The address of the registered office of the corporation in the State of Delaware is 8 The Green, STE B, Dover, DE 19901. The name of its registered agent at such address is Northwest Registered Agent Service, Inc.

ARTICLE III

The Corporation's purpose is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware, as amended ("*DGCL*").

ARTICLE IV

The Corporation is authorized to issue 4,320,000 shares of Class A Common Stock, par value $0.0001 per share (the "Class A Common Stock"), and 5,680,000 shares of Class B Common Stock, par value of $0.0001 per share (the "Class B Common Stock," and together with the Class A Common Stock, the "Common Stock,") and have a par value of $0.0001 per share. The number of authorized shares of any class or classes of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding shares of Common Stock of the Corporation, voting together as a single class. Each holder of shares of Class A Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation. Each holder of shares of Class B Common Stock shall have non-voting shares.

ARTICLE V

The name and mailing address of the Corporation's sole incorporator is:

Dilshod Jumaniyazov
8642 Tessara Ln
Tampa, Florida 33647

ARTICLE VI

1. In furtherance of, and not in limitation of, the powers conferred by the DGCL, the Corporation's board of directors (the "*Board*") shall have the power and expressly authorized to adopt, amend, terminate, repeal, or waive the Corporation's Bylaws or any provision thereof (the "*Bylaws*").

2. The Corporation's business and affairs shall be managed by, or under the direction of the Board. In addition to the powers and authority expressly conferred upon them by statute, this Certificate of

1

Incorporation, as amended (this "*Certificate*"), and the Bylaws, the directors are empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation.

3. Election of directors need not be by written ballot, unless the Bylaws provide otherwise. The authorized number of the Corporation's directors shall be determined in the manner set forth in the Bylaws.

4. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws provide.

5. The Corporation's books may be kept outside the State of Delaware at such place or places as may be designated by the Board or pursuant to the Bylaws.

ARTICLE VII

1. A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived any improper personal benefit. If the DGCL is amended after the filing date of this Certificate to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL. No amendment, modification, termination, or repeal of this Section 1 shall adversely affect the rights and protection afforded to a director of the Corporation under this Section 1 for acts or omissions occurring prior to such amendment, modification, termination, or repeal.

2. The Corporation shall have the power to indemnify, to the fullest extent permitted by the DGCL, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (a "*Proceeding*") by reason of the fact that he or she is or was a director, officer, employee, or agent of the Corporation, or is or was serving at the Corporation's request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding, and to advance expenses for any Proceeding to the extent permitted by the DGCL. The Corporation shall have the power to enter into indemnification agreements in furtherance of the general powers granted hereunder. A right to indemnification or to advancement of expenses arising under a provision of this Certificate or the Bylaws shall not be eliminated or impaired by an amendment to this Certificate or the Bylaws after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit, or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

ARTICLE VIII

Unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of the Corporation, (2) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, or employee of the Corporation to the Corporation or the Corporation's stockholders, (3) any action asserting a claim against the Corporation arising pursuant to any provision of the DGCL, this Certificate or the Bylaws, or (4) any

action asserting a claim against the Corporation governed by the internal affairs doctrine shall be a state or federal court located within the State of Delaware, in all cases subject to the court having personal jurisdiction over the indispensable parties named as defendants.

ARTICLE IX

The Corporation reserves the right at any time, and from time to time, to amend, alter, change or repeal any provision contained in this Certificate, other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by this Certificate and the DGCL; and all rights, preferences and privileges of any nature conferred upon directors, stockholders, or any other persons by and pursuant to this Certificate in its present form or as hereafter amended are granted subject to the rights reserved in this Article IX.

[*Signature Page Follows*]

*   *   *

I, Dilshod Jumaniyazov, as the Corporation's sole incorporator, signed this Certificate on the 22nd day of April 2022.

DocuSigned by:

Dilshod Jumaniyazov

6CBAF180193841F...

By: Dilshod Jumaniyazov, Sole Incorporator

CERTIFICATE OF AMENDMENT

OF THE
CERTIFICATE OF INCORPORATION
OF
MUSAFFA, INC.

MUSAFFA, INC. (the "**Corporation**"), a corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1.   This Certificate of Amendment (the "**Certificate of Amendment**") amends the provisions of the Corporation's Certificate of Incorporation, filed with the Secretary of State on April 25, 2022, SR 20221618731 - File Number 6768787 (the "**Certificate of Incorporation**").

2.   Article Fourth of the Certificate of Incorporation is hereby amended and restated in its entirety as follows:

> "The Corporation is authorized to issue a total of 60,000,000 shares of the Corporation's common stock, par value $0.0001 per share, of which there are 25,920,000 shares of Class A Common Stock, par value $0.0001 per share (the "**Class A Common Stock**"), and 34,080,000 shares of Class B Common Stock, par value of $0.0001 per share (the "**Class B Common Stock**," and together with the Class A Common Stock, the "**Common Stock**").The number of authorized shares of any class or classes of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding shares of Common Stock of the Corporation, voting together as a single class. Each holder of shares of Class A Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation. Each holder of shares of Class B Common Stock shall have non-voting shares.

> Effective upon the filing of this Certificate of Amendment (the "**Effective Time**"), a 6-for-1 forward stock split for each share of issued and outstanding Common Stock or held by the Corporation in treasury stock, including the Common Stock reserved for the Corporation's 2022 Stock Option Plan, immediately prior to the Effective Time shall automatically and without any action of the part of the holders thereof occur (the "**Forward Stock Split**"). The par value of the Common Stock shall remain $0.0001 per share. No fractional shares of Common Stock shall be issued upon the Forward Stock Split or otherwise. Each holder of previously issued and outstanding Common Stock, par value $0.0001 ("**Old Common Stock**") shall, for each share of Old Common Stock receive six (6) shares of new common stock, having a par value of $0.0001 per share ("**New Common Stock**").

> All certificates (certificated or uncertificated) representing shares of Common Stock outstanding immediately prior to the Effective Time shall immediately after the filing of this Certificate of Amendment represent instead the number of shares of Common Stock as provided above. Notwithstanding the foregoing, any holder of Common Stock may (but shall not be required to) surrender his, her or its stock certificate or certificates to the Corporation, and upon such surrender the Corporation will issue a certificate for the correct number of shares of Common Stock to which the holder is entitled under the provisions of this Certificate of Amendment."

3.   This Amendment to the Certificate of Incorporation of the Corporation, has been duly adopted and approved in accordance with the General Corporation Law of the State of Delaware by the directors and stockholders of the Corporation.

4.   All other provisions of the Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be subscribed on February 28, 2024.

MUSAFFA, INC.

By: *Dilshod Jumaniyazov*

Name: Dilshod Jumaniyazov

Title: Chief Executive Officer

2



Wyoming Secretary of State

Herschler Bldg East, Ste.100 & 101

Cheyenne, WY 82002-0020
Ph. 307-777-7311

For Office Use Only

WY Secretary of State
FILED: Nov 13 2023 10:16AM
Original ID: 2023-001360079

Limited Liability Company
Articles of Organization

I. **The name of the limited liability company is:**
    Musaffa CFV LLC

II. **The name and physical address of the registered agent of the limited liability company is:**
    Northwest Registered Agent Service Inc
    30 N Gould St Ste N
    Sheridan, WY 82801

III. **The mailing address of the limited liability company is:**
    285 Fulton Street
    Ste 8500
    New York, NY 10007

IV. **The principal office address of the limited liability company is:**
    285 Fulton Street
    Ste 8500
    New York, NY 10007

V. **The organizer of the limited liability company is:**
    Clemen Cunningham
    1431 E McKinney Street, Ste 130 Denton TX 76209

Signature: *Clemen Cunningham*   Date: **11/13/2023**

Print Name: **Clemen Cunningham**

Title: **Organizer**

Email: **clemen@crowdfundinglawyers.net**

Daytime Phone #:   **(323) 799-1342**


☑ I am the person whose signature appears on the filing; that I am authorized to file these documents on behalf of the business entity to which they pertain; and that the information I am submitting is true and correct to the best of my knowledge.

☑ I am filing in accordance with the provisions of the Wyoming Limited Liability Company Act, (W.S. 17-29-101 through 17-29-1105) and Registered Offices and Agents Act (W.S. 17-28-101 through 17-28-111).

☑ I understand that the information submitted electronically by me will be used to generate Articles of Organization that will be filed with the Wyoming Secretary of State.

☑ I intend and agree that the electronic submission of the information set forth herein constitutes my signature for this filing.

☑ I have conducted the appropriate name searches to ensure compliance with W.S. 17-16-401.

☑ I consent on behalf of the business entity to accept electronic service of process at the email address provided with Article IV, Principal Office Address, under the circumstances specified in W.S. 17-28-104(e).

Notice Regarding False Filings: Filing a false document could result in criminal penalty and prosecution pursuant to W.S. 6-5-308.

W.S. 6-5-308. Penalty for filing false document.

(a) A person commits a felony punishable by imprisonment for not more than two (2) years, a fine of not more than two thousand dollars ($2,000.00), or both, if he files with the secretary of state and willfully or knowingly:

(i) Falsifies, conceals or covers up by any trick, scheme or device a material fact;

(ii) Makes any materially false, fictitious or fraudulent statement or representation; or

(iii) Makes or uses any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry.

☑ I acknowledge having read W.S. 6-5-308.

Filer is: ☑ An Individual ☐ An Organization

Filer Information:
By submitting this form I agree and accept this electronic filing as legal submission of my Articles of Organization.

Signature: *Clemen Cunningham* Date: **11/13/2023**

Print Name: **Clemen Cunningham**

Title: **Organizer**

Email: **clemen@crowdfundinglawyers.net**

Daytime Phone #: **(323) 799-1342**


Consent to Appointment by Registered Agent

Northwest Registered Agent Service Inc, whose registered office is located at **30 N Gould St Ste N, Sheridan, WY 82801**, voluntarily consented to serve as the registered agent for **Musaffa CFV LLC** and has certified they are in compliance with the requirements of W.S. 17-28-101 through W.S. 17-28-111.

I have obtained a signed and dated statement by the registered agent in which they voluntarily consent to appointment for this entity.

Signature:	*Clemen Cunningham*	Date: **11/13/2023**
Print Name:	**Clemen Cunningham**	
Title:	**Organizer**	
Email:	**clemen@crowdfundinglawyers.net**	
Daytime Phone #:	**(323) 799-1342**	

STATE OF WYOMING
Office of the Secretary of State

I, CHUCK GRAY, Secretary of State of the State of Wyoming, do hereby certify that the filing requirements for the issuance of this certificate have been fulfilled.

CERTIFICATE OF ORGANIZATION

Musaffa CFV LLC

I have affixed hereto the Great Seal of the State of Wyoming and duly executed this official certificate at Cheyenne, Wyoming on this **13th** day of **November**, **2023** at **10:16 AM.**

Remainder intentionally left blank.

Filed Date: 11/13/2023

_____
Secretary of State

Filed Online By:

Clemen Cunningham

on 11/13/2023

Exhibit D

Musaffa CFV, LLC Operating Agreement

Operating Agreement

of

Musaffa CFV LLC

a Wyoming limited liability company

November 13, 2023

Operating Agreement of
Musaffa CFV LLC
Table of Contents

Operating Agreement
of
Musaffa CFV LLC
a Wyoming limited liability company

THIS OPERATING AGREEMENT (the "Agreement"), effective November 13, 2023 (the "Effective Date"), is made and entered into by and among those Persons (i) executing the Member Counterpart Signature Page and Limited Power of Attorney, attached hereto as Exhibit A and incorporated herein by this reference, (ii) who are accepted by Dilshod Jumaniyazov as the manager of the Company (the "Manager"), and (iii) who by their signatures hereto hereby represent and agree to all of the terms and conditions set forth herein (each a "Member," and collectively, the "Members"). The Company will, at all times, operate as a "Crowdfunding Vehicle," as described by Investment Company Act Rule 3a-9 (17 CFR § 270.3a-9). This Agreement is intended to sets forth the rights, duties, obligations, and responsibilities of the Members and the Manager with respect to the Company. The Members and the Manager hereby agree as follows:

Article 1. Formation of the Company

Section 1.1   Limited Liability Company

Musaffa CFV LLC was formed as a Wyoming limited liability company (the "Company") by executing and delivering the Articles of Organization in accordance with the Wyoming Limited Liability Company Act, as codified in the Wyoming Statutes, Title 17, Chapter 29 (the "WLLCA"), and the rights and liabilities of the Members shall be as provided in the WLLCA except as may be modified in this Agreement.

Section 1.2   Name of the Company

The name of the Company is Musaffa CFV LLC. The Manager, in its sole discretion, may change the name of the Company or operate the Company under different names.

Section 1.3   Purpose and Scope of the Company

The Company was formed to facilitate the investment in Musaffa, Inc., a Delaware Corporation ("Crowdfunding Issuer"), via a regulation crowdfunding offering. The general purposes of the Company is to acquire hold, dispose of, and otherwise invest in securities of the Crowdfunding Issuer; to exercise all rights, powers, and privileges with respect to securities of the Crowdfunding Issuer; to enter into, make, and perform all contracts in connection with its ownership of Securities of the Crowdfunding Issuer; and to engage in any other lawful activities which are related or incidental to the foregoing purposes.

Section 1.4   Principal Office of the Company and Location of Records

The street address of the principal office in the United States where the records of the Company are to be maintained is:

> One World Trade Center, 285 Fulton St, Suite 8500
> New York, NY 10007

or such other place or places as the Manager may determine. The records maintained by the Company are to include all the records that the Company is required by law to maintain. The Company shall likewise maintain a records office in any jurisdiction that requires a records office, and the Company shall maintain at each such records office all records that the jurisdiction of its location shall require.

Section 1.5   Registered Agent and Registered Office

The name of the initial registered agent and initial registered office of the Company is:

> Northwest Registered Agent LLC
> REGISTERED AGENT ADDRESS 1
> REGISTERED AGENT ADDRESS 2

Section 1.6   Purpose of Transfer Restrictions

Any unauthorized Transfer of a Member's Membership Interest could create a substantial hardship to the Company, jeopardize its exemptions from registration under the Securities Act, Securities Exchange Act, and Investment Company Act, and/or adversely affect its tax structure. There are, therefore, certain restrictions, as expressed in this Agreement, that attach to and affect both ownership of the Units and the Transfer of those Membership Interests. Those restrictions upon ownership and Transfer are not intended as a penalty, but as a method to protect and preserve existing relationships based upon trust and to protect the Company's capital and ability to continue to operate.

Section 1.7   Term of the Company

The term of the Company shall commence on the Formation Date and shall last in perpetuity or exist until such time as the winding up and liquidation of the Company and its business is completed, following a liquidating event, as provided herein.

Section 1.8   Tax Classification as a Partnership

The Manager shall take any and all steps reasonably necessary to classify the Company as a partnership for tax purposes under the Internal Revenue Code and Regulations, in particular Internal Revenue Code § 7701 et. seq., and the "Check the Box" regulations effective January 1, 1997, as amended from time to time. In this regard, the Manager shall, if appropriate, file IRS Form 8832, Choice of Entity, as well as any forms necessary or appropriate to classify the Company as a partnership under the laws of any jurisdiction in which the Company transacts business. Any such action shall not require the vote or consent of the Members. Notwithstanding any of the foregoing, the Partnership Representative may not take any action contemplated by § 6221 through § 6241 of the Internal Revenue Code without the approval of the Manager.

The Manager shall have the sole discretion to file, execute, and otherwise cause the completion of any and all instruments necessary to appoint or replace the partnership representative ("Partnership Representative") pursuant to Internal Revenue Code § 6223 as amended by the Bipartisan Budget Act of 2015.

The Company shall bear the legal and accounting costs associated with any contested or uncontested proceeding by the Internal Revenue Service (the "IRS") with respect to the Company's tax returns.

Article 2. Definitions

Section 2.1   Defined Terms

For purposes of this Agreement, the following words and phrases shall be defined as follows:

a.   <u>Additional Member(s)</u>. Additional Member(s) means a Member admitted to the Company in accordance with Article 11 hereof.

b. Affiliate(s). Affiliate(s) of a Member or Manager shall mean any Person, directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with a Member or Manager, as applicable. The term "control," as used in the immediately preceding sentence, shall mean with respect to a corporation or limited liability company the right to exercise, directly or indirectly, more than fifty percent (>50%) of the voting rights attributable to the controlled corporation or limited liability company, and, with respect to any individual, partnership, trust, other entity or association, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of the controlled entity.

c. Agreement. Agreement means this Operating Agreement as originally executed and as amended from time to time.

d. Assignee. Assignee means the recipient of one or more Units pursuant to a Transfer and with the rights set forth in Section 11.2.

e. Capital Account. Capital Account shall mean the account established and maintained for each Member as provided in Section 3.3 and as provided in Regulation § 1.704-1(b)(2)(iv), as amended from time to time.

f. Capital Contribution. Capital Contribution means the total cash contributed and agreed to be contributed to the Company by each Member. Any reference in this Agreement to the Capital Contribution of a current Member shall include any Capital Contribution previously made by any prior Member with respect to that Member's Membership Interest.

g. Company. Company has the meaning ascribed in Section 1.1.

h. Company Assets. Company Assets means all assets owned by the Company.

i. Distributable Cash. Distributable Cash means all cash of the Company derived from operations, less the following items: (i) any required tax withholdings, and (ii) reserves for expenses related to the Company's operations, as established in the reasonable discretion of the Manager.

j. Dispute. Dispute shall have the meaning as described in Section 10.1.

k. Effective Date. Effective Date shall mean November 13, 2023.

l. Formation Date. Formation Date shall mean the date of filing of the Articles of Organization of the Company.

m. Good Cause. Good cause shall have the meaning as described in Section 6.5.

n. Gross Asset Value. Gross Asset Value means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

i. The Gross Asset Values of Company Assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Internal Revenue Code § 734(b) or Internal Revenue Code § 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations § 1.704-1(b)(2)(iv)(m) and this Agreement; provided, however, that Gross Asset Values shall not be adjusted pursuant to this Paragraph to the extent the Manager determines that an adjustment is unnecessary or inappropriate in connection with a transaction that would otherwise result in an adjustment. If the Gross Asset Value of an asset has been determined or

adjusted pursuant to this Agreement, such Gross Asset Value shall thereafter be adjusted by the depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

o. Immediate Family. Immediate Family means any Member's spouse (other than a spouse who is legally separated from the Person under a decree of divorce or separate maintenance) or spousal equivalent means (a cohabitant occupying a relationship generally equivalent to that of a spouse), parents, parents-in-law, stepparent, grandparent, descendants (including descendants by adoption), stepchild, brothers, sisters, brothers-in-law, sisters-in-law, and children-in-law.

p. Indemnified Party. Indemnified Party shall have the meaning as described in Section 13.1.

q. Internal Revenue Code. References to the Internal Revenue Code or to its provisions are to the Internal Revenue Code of 1986, as amended from time to time, and the corresponding Regulations, if any. References to the Regulations are to the Regulations under the Internal Revenue Code in effect from time to time. If a particular provision of the Internal Revenue Code is renumbered, or the Internal Revenue Code is superseded by a subsequent federal tax law, any reference is deemed to be made to the renumbered provision or to the corresponding provision of the subsequent law, unless to do so would clearly be contrary to the Company's intent as expressed in this Agreement. The same rule shall apply to references to the Regulations.

r. IRS. IRS means the Internal Revenue Service.

s. Liabilities. Liabilities shall have the meaning as described in Section 13.1.

t. Manager(s). Manager(s) means a Person that manages the business and affairs of the Company, as provided herein. The initial Manager of the Company shall be Dilshod Jumaniyazov.

u. Member(s). Member(s) means a Person who acquires a Membership Interest, as permitted under this Agreement.

v. Membership Interest(s). Membership Interest(s) refers to a Member's right to vote on Company matters, receive information concerning the business and affairs of the Company, and to receive distributions pursuant to this Agreement. Membership Interest(s) shall be determined by dividing a Member's Units by all issued and outstanding Units.

w. Notice. Notice shall have the meaning as described in Section 14.6(c).

x. Partnership Representative. Partnership Representative shall have the meaning as described in Section 1.8.

y. Person(s). Person(s) shall mean an individual, partnership, joint venture, corporation, limited liability company, trust or unincorporated organization, a government or any department, agency, or political subdivision thereof, or any other entity.

z. Profits and Losses. Profits and Losses mean, for each fiscal year, an amount equal to the Company's taxable income or loss for such year, respectively, determined in accordance with Internal Revenue Code § 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Internal Revenue Code § 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

i. Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits and Losses shall be added to such taxable income or loss;

ii. Any expenditures of the Company described in Internal Revenue Code § 705(a)(2)(B) or treated as Internal Revenue Code § 705(a)(2)(B) expenditures pursuant to Regulations § 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits and Losses shall be subtracted from such taxable income or loss;

iii. In the event the Gross Asset Value of any Profit is adjusted pursuant to this Agreement, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits and Losses;

iv. Gain or loss resulting from any disposition of Company Assets with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value; and

v. Notwithstanding any other provision of this Agreement, any items which are specifically allocated pursuant to this Agreement shall not be taken into account in computing Profits and Losses.

aa. <u>Regulations</u>. Regulations mean the Treasury Regulations of the United States.

bb. <u>Required Interest</u>. Required Interest means the vote or consent of greater than fifty percent (>50%) of the Membership Interests entitled to vote.

cc. <u>Reviewed Year</u>. Reviewed Year refers to the taxable year to which an item being adjusted, or that requires adjustment, relates.

dd. <u>Securities Act</u>. Securities Act means the Securities Act of 1933, as amended from time to time.

ee. <u>Transfer</u>. Transfer means, as a noun, any voluntary or involuntary transfer, sale, pledge, hypothecation, or other disposition, and, as a verb, to transfer, sell, pledge, hypothecate, or otherwise dispose of voluntarily or involuntarily.

ff. <u>Unit(s)</u>. Unit(s) means a unit of membership in the Company that is purchased by investors. Investors purchasing Units must be accepted as Members of the Company before becoming Unit holders in the Company.

Article 3. Capitalization of the Company

Section 3.1 Source of Funding

The Company will be funded by the sale of Units. The Manager may issue Units as described in this Agreement.

Section 3.2 Issuance of Units & Use of Proceeds

The Company has (and, to comply with Rule 3a-9 of the Investment Company Act, may only have) a single class of Membership Units, which shall be issued to Members purchasing such Units pursuant to a

Regulation Crowdfunding Offering in consideration for their Capital Contribution. Fractional Units will not be issued. Un-issued Units may not be voted for any action and shall not be allocated any Distributable Cash, Profits, or Losses.

All money received from Members shall be used to purchase non-voting Class B Common Stock of Musaffa, Inc. The Company shall maintain a one-to-one relationship between the number, denomination, type and rights of the Class B Common Stock of Musaffa, Inc. it owns and the number, denomination, type and rights of its securities outstanding. The Membership Units will be uncertificated, unless the Manager (in its sole discretion) agrees to have certificates created and the Crowdfunding Issuer agrees to pay all expenses incurred to do so.

Investors purchasing Units must be accepted as Members of the Company before becoming Unit holders in the Company. Members holding Units shall have the rights and responsibilities as outlined in this Agreement.

Section 3.3   Capital Accounts

A separate Capital Account shall be maintained for each Member in accordance with the applicable provisions of the Regulations.

Each Member's Capital Account shall be credited with such Member's Capital Contributions, such Member's share of Profits allocated to such Member in accordance with the provisions of this Agreement.

Each Member's Capital Account shall be debited by the amount of cash distributed to such Member in accordance with this Agreement, the value of the Member's allocated share of Losses, and any items in the nature of deductions or depreciation that are specifically allocated.

The Manager shall maintain a correct record of all the Members and their Units, together with amended and revised schedules of ownership caused by changes in the Members and changes in Units.

Section 3.4   Borrowing of Money Prohibited

The Company shall not borrow money or guarantee the indebtedness of any other entity.

Section 3.5   Crowdfunding Issuer to Reimburse Expenses

The expenses associated with its formation, operation, or winding up of the Company will be paid by the Crowdfunding Issuer or one of its Affiliates.

Article 4. Distributions and Allocations

Section 4.1   Distributions

The Manager may elect from time to time to make distributions to the Members, whether in the form of cash or Securities, and the amount and timing of such distributions will be determined by the Manager in its reasonable discretion. Such distributions shall be pro-rata to each Member in proportion to the number of Units held. Any distributable cash distributed the Company from the Crowdfunding Issuer must be distributed to the Company's Members within 60 days of receipt.

Section 4.2   Allocation of Profits and Losses

After giving effect to the special allocations described in Section 4.3, and after making all the other adjustments to the Members' Capital Accounts called for by this Agreement, the Company shall allocate all Profits, Losses, and similar tax items to the Members pro-rata, in proportion to their Membership Interests.

Allocation of Profits and Losses may be modified by subsequent agreement to conform to adjustments made to the Membership Interests because of any non-uniform distributions of cash and any liquidating distributions.

Section 4.3   Special Allocations

a.   Qualified Income Offset. If a Member, or applicable Assignee, unexpectedly receives any adjustments, allocations, or distributions described in Regulations §§ 1.704-1(b)(2)(ii)(d)(4)-(d)(6), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Company income and gain shall be specially allocated to each such Person in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the Capital Account of such Person as quickly as possible, provided that an allocation pursuant to this Section shall be made only if and to the extent that such Person would have a negative Capital Account after all other allocations provided for in this Article 4 have been tentatively made as if this Section were not in the Agreement.

b.   Section 704(c) Allocations. In accordance with Internal Revenue Code § 704(c) and the applicable Regulations issued pursuant to Internal Revenue Code § 704(c), income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members, or applicable Assignees, so as to take into account any variation between the adjusted basis of such property to the Company for federal income tax purposes and initial Gross Asset Value of such property. In the event the Gross Asset Value of any Company Asset is adjusted pursuant to this Agreement, subsequent allocations of income, gain, loss, and deduction with respect to such property shall take into account any variation between the adjusted basis of such property for federal income tax purposes and Gross Asset Value of such property in the same manner as under Internal Revenue Code § 704(c) and the Regulations. Any elections or other decisions relating to such allocations shall be made by the Manager in any manner that reasonably reflects the purpose of this Agreement. Allocations made pursuant to this Section are solely for purposes of federal, state, and local taxes and shall not affect or in any way be taken into account in computing any Member's Capital Account or share of Profits, Losses, other items, or distributions pursuant to any provision of this Agreement.

c.   Minimum Gain Chargeback. Notwithstanding anything to the contrary in this Agreement, Profits and Losses shall be allocated as though this Agreement contained (and therefore is hereby incorporated herein by reference) minimum gain chargeback and partner minimum gain chargeback provisions, which comply with the requirements of Regulations § 1.704-2. For purposes of applying the minimum gain chargeback, non-recourse deductions for any taxable year shall be specially allocated among the Members, or applicable Assignees, in the same proportions that Losses for any such year would be allocated under Section 4.2.

d.   Allocations in Event of Re-characterization. If transactions between the Company and Members, or applicable Assignees, are re-characterized, imputed, or otherwise treated in a manner the effect of which is to increase or decrease the Profits or Losses of the Company, and correspondingly decrease or increase the taxable income, deduction, or loss of one or more Members or applicable Assignees, the allocations set forth in this Article shall be adjusted to eliminate, to the greatest extent possible, the consequences of such re-characterization or imputation.

e.   Other Allocations. The Manager shall make such other special allocations as are required in order to comply with any mandatory provision of the Regulations or to reflect a Member's or applicable Assignee's economic interest in the Company, determined with reference to such Person's right to receive distributions from the Company.

Section 4.4   Imputed Underpayments

a.   Modifications of Imputed Underpayments. Other than as is otherwise expressly stated in this Agreement, the Manager may make any request for modifications of an "imputed underpayment" to the IRS, or cause the Partnership Representative or other Person to make any such request for any such modification, under the Internal Revenue Code as the Manager deems to be in the best interests of the Company, even if such an election has a negative effect on the Capital Account of one or more current or former Members.

b.   Election in the Event of an Imputed Underpayment. In the event that the IRS determines that there is one or more "imputed underpayments" for any taxable year, then the Partnership Representative is hereby expressly authorized and directed to make an election under § 6226 under the Internal Revenue Code as set forth in the rules released on January 2, 2018, or their successors or replacements, without the vote or consent of the Members, within forty-five (45) days of the date the respective final partnership adjustment is mailed to the Company. In the event that the Partnership Representative chooses to make such an election, each Member's share of the adjustment shall be calculated as follows:

i.   For an adjustment that involves the allocation of an item to a specific Member or former Member or in a specific manner, including a reallocation of an item, each Member's or former Member's share of the adjustment, and any amounts attributable to such adjustment, shall be the total amount of the item that should have been allocated in the Reviewed Year; and

ii.   For all other adjustments, the total adjustment, and any amounts attributable to such adjustment, shall be allocated as such items should have been allocated as described in subsection Section 4.2 above, and any other applicable provisions of this Agreement, in the Reviewed Year.

Article 5. Management of the Company

Section 5.1   General Authority of the Manager

Subject to the specific rights given the Members in this Agreement, all decisions respecting any matter affecting or arising out of the conduct of the business of the Company shall be made by the Manager, who shall have the exclusive right and full authority to manage, conduct, and operate the Company's business.

The Manager shall direct, manage, and control the Company to the best of its ability and shall have full and complete authority, power, and discretion to make any and all decisions and to do any and all things that such Manager may deem to be reasonably required to accomplish the purpose of the Company.

The Manager shall manage and administer the Company according to this Agreement and shall perform all duties prescribed for a manager by the WLLCA.

Section 5.2   Actions of the Manager

Unless otherwise set forth in this Agreement, if there is more than one Manager, any Manager may act independently on behalf of the Company, or with regard to the administration of the Company, without the

joinder of any other Manager, and any authority granted to the Manager under this Agreement or by the WLLCA may be duly exercised by any single Manager.

Section 5.3   Authority to Make or Terminate Tax Elections

The Manager may, but shall not be required to, cause the Company to make or terminate any elections applicable to the Company for federal and state income tax purposes, as the Manager deems to be in the best interests of the Members and the Company, without prior Notice to any Member. Such elections shall include, but are not limited to, an optional adjustment to basis election under § 754 of the Internal Revenue Code relating to distributions of Company Assets in a manner provided for in § 734 of the Internal Revenue Code and, in the case of a Transfer of a Unit, in a manner provided for in § 743 of the Internal Revenue Code.

Section 5.4   Delegation to Agent

The Manager may delegate or proxy to any agent the power to exercise any or all powers granted such Manager as provided in this Agreement, including those that are discretionary, if allowed by law. The delegating Manager may terminate any delegation at any time. The delegation of any such power, as well as the revocation of any such delegation, shall be evidenced by an instrument in writing executed by the delegating Manager.

Section 5.5   Officers

The Manager is authorized to appoint one or more officers from time to time and to delegate authority thereto. The officers shall hold office until their successors are chosen and qualified. Subject to any employment agreement entered into between the officer and the Company, an officer shall serve at the pleasure of the Manager.

Section 5.6   Specific Powers of the Manager

Without limiting the authority set forth in Section 5.1, the Manager shall have power and authority on behalf of the Company to:

      a.   Issue Units in accordance with this Agreement;

      b.   Acquire, hold, dispose of, and otherwise invest in securities of the Crowdfunding Issuer;

      c.   Execute on behalf of the Company all instruments and documents necessary to the business of the Company (including any shareholder resolutions or shareholder related instruments from the Crowdfunding Issuer);

      d.   Amend this Agreement pursuant to Section 14.3;

      e.   Open financial accounts in the name of the Company;

      f.   Disburse Distributable Cash, invest Capital Contributions in securities of the Crowdfunding Issuer, and pay fees and expenses as set forth in this Agreement;

      g.   Employ, contract with, and/or dismiss agents, employees, contractors, brokers, accountants, legal counsel, managing agents, or other Persons to perform services for the Company, so long

as all expenses associated with its formation, operation, or winding up of the Company are paid or reimbursed by the Crowdfunding Issuer or an Affiliate;

h.   Vote the securities of the Crowdfunding Issuer held by the Company in accordance with Section 7.4.

i.   Institute, prosecute, defend, settle, compromise, and dismiss actions or proceedings brought by, on behalf of, or against the Company; and

j.   Do and perform all other acts as may be necessary or appropriate to conduct the Company's business.

Article 6. The Manager

Section 6.1   The Manager

The Manager shall manage and administer Company Assets and perform all other duties prescribed for a manager by the WLLCA. The Company must have at all times at least one Manager. No other Person shall have any right or authority to act for or bind the Company except as permitted in this Agreement or as required by law. The Manager shall have no personal liability for the obligations of the Company.

Section 6.2   Extent and Scope of Services

During the existence of the Company, the Manager shall devote such time and effort to the Company's business as the Manager, in its sole discretion, determines to be necessary to promote adequately the interest of the Company and the mutual interest of the Members.

It is specifically understood and agreed that the Manager and its Affiliates shall not be required to devote full time to the Company's business.

The Manager and any of the Manager's Affiliates may engage in and possess interests in other business ventures of any and every type or description, independently or with others. Neither the Company nor any Member shall have any right, title, or interest in or to such independent ventures of the Manager. The Manager and the Manager's Affiliates may compete with the Company through any such independent venture, without liability to the Company for so doing. Any duties of care or loyalty which the Manager could be considered to possess by virtue of its position are hereby waived to the maximum extent permitted by law.

Notwithstanding any fiduciary duty owed by the Manager to the Company or the Members, the Manager is under no obligation to present any investment opportunity to the Company, even if such opportunity is of a character that, if presented to the Company, could be taken by the Company for its own account.

Section 6.3   Employment of Professionals

The Company may employ such brokers, agents, accountants, attorneys, and other advisors as the Manager may determine to be appropriate for the Company's business. The Company may employ Affiliated or unaffiliated service providers as necessary or convenient to facilitate the operations of the Company, so long as the cost of such employment is paid by (or reimbursed by, if paid by the Company) the Crowdfunding Issuer or its Affiliates. Alternatively, the Crowdfunding Issuer or its Affiliates may provide such services to the Company using its own in-house personnel.

Section 6.4   Voluntary Withdrawal of a Manager

A Manager of the Company may resign at any time by giving written Notice to all of the Members of the Company. The resignation of a Manager shall take effect ninety (90) days after receipt of Notice thereof or at such other time as shall be specified in such Notice or otherwise agreed between the Manager and Members. The acceptance of such resignation shall not be necessary to make it effective.

Section 6.5   Removal of a Manager

A Manager may be removed for Good Cause by Members holding seventy-five percent (75%) of the voting Membership Interests. For purposes of the foregoing, "Good Cause" means that the Manager conducted itself on behalf of the Company in a manner that (i) constitutes gross negligence or willful misconduct, and (ii) has a material, adverse effect on the Company. In the event the Members vote to remove a Manager for Good Cause, the Manager shall have the right to submit the question of whether sufficient grounds for removal exist to binding arbitration to be conducted as further described in the Agreement.

If a Manager is removed for Good Cause, its rights to any Units it holds will be unaffected including its right to vote and receive Distributable Cash pursuant to Section 4 above. No Member, including the Manager, if applicable, will have any special right to withdraw upon a removal of a Manager.

Section 6.6   Additional Managers

At any time, the Manager, in its sole discretion, may designate any Person (regardless of whether a Member) a Manager. If all of the Managers withdraw, are removed, or otherwise cannot serve as Managers for any reason, a majority of voting Membership Interests shall, within ninety (90) days after the date the last remaining Manager has ceased to serve, designate one or more new Managers effective as of the date of such withdrawal, removal, or inability to serve. Any Person becoming a Manager will automatically have the rights, authorities, duties, and obligations of a Manager under the Agreement.

Section 6.7   Management Compensation

The Manager will not receive compensation for its services to the Company, unless that compensation is paid by the Crowdfunding Issuer or its Affiliates. The Crowdfunding Issuer or its Affiliates (and not the Company) may reimburse the Manager as may be appropriate in the event that the Manager pays an obligation that is properly the responsibility of the Company.

Article 7. The Members

Section 7.1   Member Identification

The Units will be uncertificated. All Members of the Company and their Units shall be listed on Exhibit B, which is incorporated and made a part hereof, or tracked by a Transfer Agent retained by the Crowdfunding Issuer. Unless ownership is tracked by a Transfer Agent, the Manager shall update Exhibit B from time to time as necessary to accurately reflect the information contained therein.

Section 7.2   Limited Liability of Members

No Member shall be required to make any contribution to the capital of the Company for the payment of any Losses or for any other purposes; nor shall any Member be responsible or obligated to any third party for any debts or liabilities of the Company in excess of the sum of that Member's total Capital Contribution and share of any undistributed Profits of the Company.

Section 7.3   No Right for a Member to Participate in Management, Withdrawal, or Cause Dissolution

No Member, other than a Manager who is additionally a Member, may participate in the management and operation of the Company's business or its investment activities or bind the Company to any obligation or liability whatsoever.

No Member shall have the right to withdraw from the Company or to receive a return of any of its contributions to the Company until the Company is terminated and its affairs wound up.

No Member shall have the right or power to cause the dissolution and winding up of the Company by court decree or otherwise.

Section 7.4   Right of Members to be Consulted Regarding Voting and Tender or Exchange Offers

The Manager must consult with and follow the instructions of the Majority of Members prior to (1) voting the Crowdfunding Issuer securities held by the Company and (2) participating in tender or exchange offers or similar transactions conducted by the Crowdfunding Issuer.

With regards to any of these actions, the Manager shall seek instructions from each Member and vote the Crowdfunding Issuer securities held by the Company in the same proportion as the Instructions proceed. For example, if the Company holds 100 shares of the Crowdfunding Issuer, and holders of 70% of the Company's Units instruct the Manager to vote yes, 24% of the Company's Units instruct the Manager to vote no on a particular action, and 6% do not provide instructions, the Manager shall cause the Company to have 70 of its shares vote "yes," 24 of its share vote "no," and the remaining 6 shares not vote.

Section 7.5   Right of Members to Direct Company to Assert Shareholder Rights

Each Member shall have the right to direct the Company to assert those rights under State and Federal law that the Member would have if he or she had invested directly in the Crowdfunding Issuer. The Member asserting such rights shall pay for or reimburse the Company for all costs incurred because of such assertion (unless the Crowdfunding Issuer agrees to pay such costs), but the Company and its Manager shall have a duty to minimize these costs as much as reasonably practical.

Section 7.6   Breach of this Agreement

A Member will breach this Agreement if the Member:

      a.   Attempts to withdraw from the Company, other than as permitted herein;

      b.   Interferes in the management of the Company's affairs;

      c.   Engages in conduct which results in the Company losing its tax status as a partnership; or

      d.   Fails to discharge a legal duty to the Company.

A Member who is in breach of this Agreement shall be liable to the Company for damages caused by the breach. The Company may offset for the damages against any distributions or return of capital to the Member who has breached this Agreement.

Section 7.7   Voting

The Members' consent or vote of not less than a Required Interest shall be required to cause the Company to do anything set forth in this Section, except as otherwise set forth in this Agreement. No Member shall have the right to vote on Company actions except as described in this Section.

The Members, but not Assignees, shall have the right to vote on the following matters:

      a.   The removal of a Manager, as set forth in Section 6.5, or appointment of an additional Manager, as set forth in Section 6.6;

      b.   Amendment of the Agreement, other than as described in Section 14.3;

      c.   Any action by the Company which would result in the sale of Class B Common Stock of Musaffa, Inc., or the exchange of such any such stock for any other Securities (unless such exchange is in accordance with a plan by Mustaffa, Inc. to exchange all of its Class B Common Stock for a different security, in which case any vote by the Company concerning such plan will be governed by Section 7.4);

      d.   Such other matters as are required by this Agreement or the WLLCA.

Article 8. Meetings and Notice

Section 8.1   Annual Meetings

No annual meeting of the Manager or the Members is required.

Section 8.2   Special Meetings

Special meetings of the Members or Manager may be called by the Manager or by Members holding at least ten percent (10%) of the Membership Interests entitled to vote. Special meetings of the Members or Manager shall be called upon delivery to the Members and Manager of a Notice of a special meeting given in accordance with Section 8.3.

Section 8.3   Notice of Meetings

At least ten (10), but no more than sixty (60), days before the date of a meeting, the Company shall deliver a Notice stating the date, time, and place of any meeting of the Members or Manager, and a description of the purposes for which the meeting is called, to each Manager and each Member entitled to vote at the meeting, at such address as appears in the records of the Company.

Section 8.4   Waiver of Meeting Notice

A Member or Manager may waive notice of any meeting, before or after the date and time of the meeting as stated in the Notice, by delivering a signed waiver to the Company for inclusion in the minutes. A Member's or Manager's attendance at any meeting, in person or by proxy, waives objection to lack of notice or defective notice of the meeting, unless the Member or Manager, at the beginning of the meeting, objects to holding the meeting or transacting business at the meeting. A Member or Manager waives objection to consideration of a particular matter at the meeting that is not within the purposes described in the meeting Notice, unless the Member or Manager objects to considering the matter when it is presented.

Section 8.5   Voting by Proxy

A Member or Manager may appoint a proxy to vote or otherwise act for such Member or Manager pursuant to a written appointment executed by the Member or Manager or such Persons duly authorized as attorney-in-fact. An appointment of a proxy is effective when received by the secretary or other officer or agent of the Company authorized to tabulate votes. The general proxy of a fiduciary is given the same effect as the general proxy of any other Member or Manager. A proxy appointment is valid for an unlimited term unless otherwise expressly stated in the appointment form or unless such authorization is revoked by the Member or Manager who issued the proxy.

Section 8.6   Action by Consent

Any action required or permitted to be taken at a meeting of the Members or Manager may be taken without a meeting if the action is taken by Members holding sufficient voting Units, or Manager with sufficient authority, to vote on the action. The action must be evidenced by one or more written consents describing the action taken, which consents, in the aggregate, are signed by sufficient Membership Interests entitled to vote on the action and delivered to the Company for inclusion in the minutes.

Section 8.7   Quorum

A quorum for a meeting of the Members shall be the Members holding at least a majority in interest of the Membership Interests entitled vote.

Section 8.8   Presence

Any or all the Members or the Manager may participate in any meeting of the Members by, or through the use of, any means of communication by which all the Members and Manager participating may simultaneously hear each other during the meeting. A Member or Manager so participating is deemed to be present in person at the meeting.

Section 8.9   Conduct of Meetings

At any meeting of the Members or Manager, the Manager shall preside at the meeting and shall appoint a Person to act as secretary of the meeting. The secretary of the meeting shall prepare minutes of the meeting, which shall be placed in the minute books of the Company.

Article 9. Books, Records and Bank Accounts

Section 9.1   Books and Records

The Manager shall keep books of account with respect to the operation of the Company. Such books shall be maintained at the principal office of the Company, or at such other place as the Manager may determine.

Section 9.2   Access to Information from Company and Crowdfunding Issuer

Subject to the provisions of this Section, each Member (and/or its designee) may examine and audit the Company's books, records, accounts, and assets at the principal office of the Company, or such other place as the Manager may specify, during usual business hours, subject to such reasonable restrictions as may be imposed by the Manager. All expenses attributable to any such examination or audit shall be borne by such Member.

Additionally, the Company shall promptly provide all Members with access to any information that it receives from the Crowdfunding Issuer as a shareholder of record of the Crowdfunding Issuer.

An Assignee has no right to information regarding the Company. Though Assignees are not entitled to information, if they have or acquire information, they are subject to the confidentiality provisions of this Article, as those provisions apply to the Members.

Section 9.3   Confidential Information

The Members acknowledge that they may receive information regarding the Company or the Crowdfunding Issuer in the form of trade secrets or other information that is confidential, the release of which may be damaging to the Company or to Persons with whom it does business.

Each Member shall hold in strict confidence any information it receives regarding the Company that is identified as being, or reasonably understood to be, confidential and may not disclose it to any Person other than another Member, except for disclosures:

      a.   compelled by law, but the Member must notify the Manager promptly of any request for that information before disclosing it, if practicable, to allow the Manager the opportunity to seek a protective order from a court of competent jurisdiction;

      b.   to advisers or representatives of the Member, but only if they have also agreed to be bound by the provisions of this Section; and

      c.   of information that the Member has received from a source independent of the Company, which the Member reasonably believes it obtained without breach of any obligation of confidentiality.

Section 9.4   Accounting Basis and Fiscal Year

The books of account of the Company shall be kept using appropriate accounting methods, as determined by the Manager, unless otherwise required by law, and shall be closed and balanced at the end of each Company year. The fiscal year of the Company shall be the same as the Fiscal Year of the Crowdfunding Issuer.

Section 9.5   Reports

The Manager shall, at the Company's expense, use commercially reasonable efforts to cause the Company to furnish to each of the Members regular financial and asset management reports and, within seventy-five (75) days after the end of each calendar year, all information related to the Company necessary for the preparation of the Members' federal and state income tax returns. All financial statements and reports shall be prepared at the expense of the Company.

Section 9.6   Bank Accounts and Company Funds

All funds of the Company shall be held in a separate bank account in the name of the Company, as determined by the Manager. All accounts used by or on behalf of the Company shall be and remain the property of the Company, and shall be received, held, and disbursed by the Manager for the purposes specified in this Agreement.

Article 10. Internal Dispute Resolution Procedure

ALL PROSPECTIVE MEMBERS SHOULD CAREFULLY READ THIS ENTIRE ARTICLE 10 TO ENSURE THAT THEY UNDERSTAND THAT BY SIGNING THIS AGREEMENT THEY ARE GIVING UP THE RIGHT TO TRIAL AND REIMBURSEMENT OF EXPENSES RELATED TO ANY DISPUTE. THE PRIMARY PURPOSE OF THIS ARTICLE IS TO PROTECT THE MEMBERS AND THEIR RESPECTIVE INVESTMENTS IN THE COMPANY.

Section 10.1   Introduction

Because the nature of the Company is to generate profits from the Company's operations, it is imperative that one Member's dispute with the Manager and/or other Members is not allowed to diminish the profits available to other Members. Litigation could require diversion of the Company's profits to pay attorneys' fees or could tie up Company funds necessary for the operation of the Company, impacting the profitability of the investment for all the Members. The only way to prevent such needless expense is to have a comprehensive dispute resolution procedure in place, to which each of the Members have specifically agreed in advance of membership in the Company. The procedure described below requires an aggrieved party to take a series of steps designed to amicably resolve a dispute on terms that will preserve the interests of the Company and other non-disputing Members, before invoking a costly remedy, such as arbitration.

In the event of a dispute, claim, question, or disagreement between the Members or between the Manager and one or more Members arising from or relating to this Agreement, the breach thereof, or any associated transaction (hereinafter "Dispute"), the Manager and the Members hereby agree to resolve such Dispute by strictly adhering to the dispute resolution procedure provided in this Article.

Section 10.2   Notice of Disputes

The aggrieved party must send written Notice of a Dispute to the Manager.

Section 10.3   Negotiation of Disputes

The parties hereto shall use their best efforts to settle any Dispute. To this effect, they shall consult and negotiate with each other in good faith and, recognizing their mutual interests, attempt to reach a just and equitable solution satisfactory to all parties. If, within a period of ninety (90) days after written Notice of such Dispute has been served by either party on the other, the parties have not reached a negotiated solution, then upon further Notice by either party, the Dispute shall be submitted to mediation administered by the American Arbitration Association ("AAA") in accordance with the provisions of its commercial mediation rules. The onus is on the aggrieved party to initiate each next step in this dispute resolution procedure as provided below.

       a.   <u>Tiebreaker Provision</u>. If the disputing parties are unable or unwilling to attempt a negotiated agreement on their own within thirty (30) days of Notice of the Dispute, they shall appoint a mutually acceptable neutral party who shall be either an attorney or CPA licensed in Wyoming, familiar with the Securities Act, the WLLCA, and Regulation Crowdfunding offerings, to review the facts surrounding the Dispute and offer a nonbinding tiebreaking vote and/or proposed resolution. All costs and fees for such informal resolution shall be split equally between the parties to the dispute.

Section 10.4   General Provisions for Alternative Dispute Resolution

On failure of negotiation and mediation, as a last resort, binding arbitration shall be used to ultimately settle the Dispute. The following provisions shall apply to any subsequent mediation or arbitration.

     a.   <u>Preliminary Relief</u>. Any party to the Dispute may seek preliminary relief at any time after negotiation described above has failed, but prior to arbitration, under the "Optional Rules for Emergency Measures of Protection of the AAA Commercial Arbitration Rules and Mediation Procedures." The AAA case manager may appoint an arbitrator who will hear only the preliminary relief issues without going through the arbitrator selection process described in this Article.

     b.   <u>Consolidation</u>. Identical or sufficiently similar Disputes presented by more than one Member may, at the option of the Manager, be consolidated into a single negotiation, mediation, and/or arbitration.

     c.   <u>Location of Mediation or Arbitration</u>. Any mediation or arbitration shall be conducted in the venue set forth in Section 10.8, and each party to such mediation or arbitration must attend in person.

     d.   <u>Attorney Fees and Costs</u>. Each party shall bear its own costs and expenses (including its own attorneys' fees) and an equal share of the mediator or arbitrators' fees and any administrative fees, regardless of the outcome.

     e.   <u>Maximum Award</u>. The maximum amount a party may seek during mediation or be awarded by an arbitrator is the amount equal to the party's Capital Contributions and any Distributable Cash or interest to which the party may be entitled. An arbitrator will have no authority to award punitive or other damages.

     f.   <u>AAA Commercial Mediation or Arbitration Rules</u>. Any Dispute submitted for mediation or arbitration shall be subject to the AAA's commercial mediation or arbitration rules. If there is a conflict between these rules and this Article, this Article shall be controlling.

Section 10.5   Mediation

Any Dispute that cannot be settled through negotiation as described in this Article may proceed to mediation. The parties shall try in good faith to settle the Dispute by mediation, which each of the parties to the Dispute must attend in person, before resorting to arbitration. If, after no less than three (3) face-to-face mediation sessions, mediation proves unsuccessful at resolving the Dispute, the parties may then, and only then, resort to binding arbitration as described in Section 10.6.

If the initial mediation(s) does not completely resolve the Dispute, any party may request, for good cause (which shall be specified in writing) a different mediator for subsequent mediation(s) by serving Notice of the request on the other parties for approval. If good cause exists, such request shall not be unreasonably denied.

     a.   <u>Selection of Mediator</u>. The complaining party shall submit a request for mediation to the AAA. The AAA will appoint a qualified mediator to serve on the case. The parties will be provided with a biographical sketch of the mediator. The parties are instructed to review the sketch closely and advise the AAA of any objections they may have to the appointment in writing within five (5) days of receipt. If no objections are received within this timeframe, the mediator shall be deemed acceptable and mediation scheduled as soon as possible thereafter.

The preferred mediator shall have specialized knowledge of securities law, unless the dispute pertains to financial accounting issues, in which case the arbitrator shall be a certified public accountant, or if no such Person is available, shall be generally familiar with the subject matter involved in the Dispute. If the parties are unable to agree on the mediator within thirty (30) days of the request for mediation, the AAA case manager will make an appointment.

Section 10.6 Arbitration

Any Dispute that remains unresolved after good faith negotiation and three (3) failed mediation sessions shall be settled by binding arbitration. Judgment on the award rendered by the arbitrator(s) may be entered in any court of competent jurisdiction.

a. <u>Selection of Arbitrator</u>. Prior to arbitration, the complaining party shall cause the appointment of an AAA case manager by filing of a claim with the AAA along with the appropriate filing fee and serving it on the defending party. The AAA case manager shall provide each party with a list of proposed arbitrators who meet the qualifications described below, or if no such Person is available, are generally familiar with the subject matter involved in the Dispute. Each side will be given a number of days to strike any unacceptable names, number the remaining names in order of preference, and return the list to the AAA. The AAA case manager shall then invite Persons to serve from the names remaining on the list, in the designated order of mutual preference. Should this selection procedure fail for any reason, the AAA case manager shall appoint an arbitrator as provided in the applicable AAA Commercial Arbitration Rules.

b. <u>Qualifications of Arbitrator</u>. The selected arbitrator shall have specialized knowledge of securities law, unless the dispute pertains to financial accounting issues, in which case the arbitrator shall be a certified public accountant. Further, the selected arbitrator must agree to sign a certification stating that he/she has read this Agreement and all of the documents relevant to this Agreement in their entirety.

c. <u>Limited Discovery</u>. Discovery shall be limited to only this Agreement and those documents pertaining to this Agreement, any written correspondence between the parties, and any other documents specifically requested by the arbitrator as necessary to facilitate his or her understanding of the Dispute. The parties may produce witnesses for live testimony at the arbitration hearing at their own expense. A list of all such witnesses and complete copies of any documents to be submitted to the arbitrator shall be served on the arbitrator and all other parties within forty-five (45) days of the arbitration hearing, at the submitting party's expense.

Section 10.7 Maintenance of the Status Quo

Unless preliminary relief has been sought and granted pursuant to Section 10.4(a) above, while a Dispute is pending, the Manager shall continue all operations and distributions of Distributable Cash in accordance with the provisions set forth in this Agreement as if the Dispute had not arisen, except that, a complaining Member's distributions shall be suspended and held in trust by the Manager pending the outcome of the Dispute.

Section 10.8 Venue

Except for cause of action under the Securities Act of 1933, the Securities Exchange Act of 1934, or the Investment Advisors Act of 1940, as they may be amended from time to time and including the rules promulgated thereunder, venue for any Dispute arising under this Agreement or any Disputes among any Members or the Company shall be in the county of the principal office of the Company.


Article 11. Transfers and Member Admissions


Section 11.1 Assignee Interest Transferred

The transferee of a Unit will be an Assignee until such time as the Assignee satisfies the requirements of Section 11.5 to become a Member. Until such time as an Assignee is admitted as a Member, such Assignee shall have only those rights set forth in Section 11.2 of this Agreement.

An Assignee must execute, acknowledge, and deliver to the Company a written acceptance and adoption of this Agreement by the Assignee and execute, acknowledge, and deliver to the Manager a power of attorney in the form or containing the provision of authority provided in Exhibit A.

Section 11.2   Rights of an Assignee

If an Assignee is not admitted as a Member because of the failure to satisfy the requirements of Section 11.5, such Assignee shall nevertheless be entitled to receive such distributions from the Company as the transferring Member would have been entitled to receive under this Agreement had the transferring Member retained such Units.

Assignees shall have no other rights of the Members, including voting rights and access to Company records and information. Members have legal and economic rights, while Assignees only have the right to receive economic benefits.

Section 11.3   Assignee to Assume Tax Liability

The Assignee of a Unit, as well as any Person who acquires a charging order against a Unit, shall report income, gains, Losses, deductions, and credits with respect to such Unit for the period in which the Assignee interest is held or for the period the charging order is outstanding. The Manager shall deliver to the Assignee or the holder of such charging order, as the case may be, all tax forms required to be delivered to the Members generally indicating that the income from such Unit has been allocated to the holder of the Assignee interest or the holder of the charging order.

Section 11.4   Admission of Members

The Company may, from time to time, admit Assignees of Units from Members as Additional Members, with consent from the Manager.

Section 11.5   Admission Procedure

No Person shall be admitted as a Member unless such Person executes, acknowledges, and delivers to the Company such instruments as the Manager may deem necessary or advisable to effect the admission of such Person as an Additional Member, including, without limitation, the written acceptance and adoption by such Person of the provisions of this Agreement, the power of attorney in the form or containing the provision of authority provided in Exhibit A, pertinent tax information, as well as any amendments to this Agreement and attorneys' fees and costs necessitated by the admission of such Additional Member. Exhibit B will be revised, from time to time, to reflect the admission of any Additional Member.

Section 11.6   Restrictions on Transfer

Units, or any interest thereof, may not be the subject of any assignment, pledge, mortgage, hypothecation, gift, sale, resale, or other disposition or encumbrance (collectively, a "Transfer"), either to a prospective Assignee or prospective Member, unless at least one year has passed since the date on which the original Units were issued, or the Units are subsequently registered under the Securities Act of 1933 and appropriate state securities laws.

Further, no Transfers may be approved, Assignee rights granted, and/or Additional Members admitted unless the Transfer: (a) is approved by the Manager, which approval may be granted or withheld in its sole discretion and subject to such conditions as it may impose; (b) is evidenced by a written agreement, in form and substance satisfactory to the Manager, that is executed by the transferor, the transferee(s), and the

Manager; (c) will not result in violation of the registration requirements of the Securities Act; (d) will not require the Company to register as an investment company under the Investment Company Act of 1940, as amended, (e) will not cause 25% or more of the Company to be held by "benefits plan investors" as that term is defined in the Employee Retirement Income Security Act of 1974 or any regulations proposed or promulgated thereunder; and (f) will not result in the Company being classified for United States federal income tax purposes as an association taxable as a corporation.

Unless the Crowdfunding Issuer or an Affiliate agrees in writing to pay these expenses; the transferor of any Units is required to reimburse the Company for any expenses reasonably incurred in connection with a Transfer, including any legal, accounting, and other expenses, **regardless of whether such Transfer is consummated**.

The transferee of any Units in the Company that is admitted to the Company as a substitute Member shall succeed to the rights and liabilities of the transferor Member, and, after the effective date of such admission, the Capital Account of the transferor shall become the Capital Account of the transferee to the extent of the Units transferred.

Section 11.7   Non-Recognition of an Unauthorized Transfer or Assignment

Any attempted Transfer in violation of the provisions of this Agreement is void *ab initio*. The Company shall not be required to recognize the purported interest in the Company of any transferee or Assignee who has obtained such purported interest in the Units as a result of a Transfer that is not authorized by this Agreement. If the Transfer is in doubt, or if there is reasonable doubt as to who is entitled to a distribution of the income realized from a Unit or the interest of an Assignee, the Company may accumulate the income until this issue is finally determined and resolved. Accumulated income shall be credited to the Capital Account of the Member or Assignee whose interest is in question.

Section 11.8   Permitted Transfers

Prior to the expiration of the one-year restriction on resale, a Member may only Transfer its Units to:

      a.   To the Company or the Crowdfunding Issuer;

      b.   To an Accredited Investor, as that term is defined by Rule 501(a) of Regulation D (17 CFR § 230.501(a)), as may be amended from time to time (the seller and the Company must reasonably believe that this person comes within any of such categories at the time of the sale of the securities);

      c.   To a member of the Member's Immediate Family of the purchaser, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the Immediate Family of the purchaser; or

      d.   In connection with the death or divorce of the purchaser, providing the terms of Section 11.9 are followed.

Such transfers will be permitted only so long as the proposed Transfer does not: (a) cause the Company to terminate for federal income tax purposes; (b) result in any event of default as to any secured or unsecured obligation of the Company; (c) result in a violation of the Securities Act; (d) cause a reassessment of any Company Assets; (e) will not cause 25% or more of the Company to be held by "benefits plan investors" as that term is defined in the Employee Retirement Income Security Act of 1974 or any regulations proposed or promulgated thereunder or (f) cause any other material, adverse effect to the Company.

Section 11.9   Involuntary Transfers

Upon the death, disability, bankruptcy, insolvency, liquidation, or dissolution of a Member, the rights and obligations of that Member under this Agreement shall inure to the benefit of, and shall be binding upon, that Member's successor(s), estate, or legal representative, and each such Person shall be treated as an Assignee until and unless such Person is admitted as a Member pursuant to the Agreement.

Upon the death or incapacity of an individual Member or holder of an Assignee interest, the personal representative of the individual Member or holder of such interest shall have the same rights, with respect to the Unit holder or Assignee's interest, as those held by the deceased or incapacitated person, for the purpose of settling or managing the Member's or holder's estate or affairs.

Upon any Transfer pursuant to any decree of divorce, dissolution, or separate maintenance, any property settlement, any separation agreement, or any other agreement with a spouse (excluding a permitted Transfer to Immediate Family as set forth in Section 11.8) under which any Units are awarded to the spouse of the Member, such transferee spouse shall be treated as an Assignee until and unless such Person is admitted as a Member pursuant to the Agreement.

An Assignee of any Transfer under this Section shall be bound by all of the terms and conditions of this Agreement.

Article 12. Dissolution and Termination

Section 12.1   Events of Dissolution

The Company shall be dissolved upon the occurrence of any of the following events:

      a.   The written consent of the Manager, in the sole discretion, to dissolve the Company and distribute all its assets to the Members;

      b.   The withdrawal of the Manager unless (i) the Company has at least one other Manager, or (ii) within ninety (90) days after the withdrawal, a Required Interest votes to continue the business of the Company and to appoint, effective as of the date of withdrawal, one or more additional Managers;

      c.   The withdrawal of all the Members, unless the Company is continued in accordance with the WLLCA;

      d.   The Company is to be dissolved upon the entry of a decree of judicial dissolution by a court of competent jurisdiction.

Section 12.2   Effective Date of Dissolution

Absent an election to continue the Company as provided in this Article, dissolution of the Company shall be effective on the date on which the event occurs giving rise to the dissolution, but the Company shall not be wound up until cancelation of the Company's Articles Of Organization and all remaining Company Assets have been distributed, as provided in this Agreement.

Section 12.3   Operation of the Company after Dissolution

During the period in which the Company is winding up, the business of the Company and the affairs of the Members shall continue to be governed by this Agreement.

Section 12.4   Distribution or Liquidation of Company Assets

Upon dissolution of the Company, the Manager or, in the absence of a Manager, a liquidator appointed by a Required Interest, may either (1) engage in the in-kind distribution of all Class B Common Stock of Musaffa, Inc. and other assets held by the Company to its Members, provided that the Crowdfunding Issuer or an Affiliate agree to pay all expenses and liabilities which may be associated with dissolution of the Company, or (2) liquidate remaining Company Assets, apply and distribute the proceeds derived from the liquidation of the remaining Company Assets as contemplated by this Agreement.

Subject to the approval of the Manager, a Member or group of Members may designate a different entity to receive any in-kind distribution, or designate an alternative distribution procedure (provided such alternative distribution procedure does not prejudice any of the other Members who do not consent to such procedure in writing).

     a.   <u>Payment of Company Creditors and Provision for Reserves</u>. The proceeds derived from the liquidation of Company Assets shall first be applied toward or paid to any creditor of the Company who is not a Member. The order of priority of payment to any creditor shall be as required by applicable law. After payment of liabilities owing to creditors, excluding the Members, the Manager or liquidator shall set up such reserves as are deemed reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company.

     b.   <u>Ability to Create an Escrow Account</u>. Any reserves for contingent liabilities may, but need not, be paid over by the Manager or liquidator to a bank to be held in escrow for the purpose of paying any such contingent or unforeseen liabilities or obligations. Following the expiration of such period as the Manager or liquidator may deem advisable, such remaining reserves shall be distributed to the Members or their assigns in the order of priority set forth in the provisions of this Agreement relating to distributions to the Members.

     c.   <u>Distribution of Company Assets after the Payment of Liabilities and Establishment of Reserves</u>. After paying liabilities and providing for reserves, the Manager or liquidator shall satisfy any debts owed to the Members with the remaining net assets of the Company, if any, and then distribute any remaining assets to the Members, as set forth in Section 4.1.

     d.   <u>Non-Cash Assets</u>. Distributions during the winding up period may be made in cash or in kind or partly in cash and partly in kind. The Manager or the liquidator shall use its best judgment as to the most advantageous time for the Company to sell Securities or to make distributions in kind.

     e.   If any assets of the Company are to be distributed in kind, such assets shall be distributed on the basis of their fair market value at the date of distribution, as determined by the Manager or liquidator. Each Security so distributed shall be subject to reasonable conditions and restrictions necessary or advisable, as determined in the reasonable discretion of the Manager or the liquidator, in order to preserve the value of such Security or for legal reasons.

Section 12.5   Company Assets Sole Source

The Members shall look solely to Company Assets for the payment of any debts or liabilities owed by the Company to the Members and for the return of their Capital Contributions and liquidation amounts. If Company Assets remaining after the payment or discharge of all of its debts and liabilities to Persons other than the Members is insufficient to return the Members' Capital Contributions, the Members shall have no recourse against the Company, the Manager, or any other Members, except to the extent that such other Members may have outstanding debts or obligations owing to the Company.

Section 12.6   Sale of Company Assets during Term of the Company

The sale of Company Assets during the term of the Company shall not be considered a liquidation of the Company and therefore is not a dissolution and termination as defined under this Article.

Article 13. Indemnification

Section 13.1   General Indemnification

The Manager, its Affiliates, and their respective officers, directors, agents, partners, members, managers, employees, and any Person the Manager designates as an indemnified Person (each, an "Indemnified Party") shall, to the fullest extent permitted by law, be indemnified on an after-tax basis out of Company Assets (and the Manager shall be entitled to grant indemnities on behalf of the Company, and to make payments out of the Company, to any Indemnified Party in each case in accordance with this Section) against any and all losses, claims, damages, liabilities, costs and expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements, and other amounts (collectively, "Liabilities") arising from any and all claims, demands, actions, suits, and proceedings, whether civil, criminal, administrative, or investigative, in which any Indemnified Party is or may be involved, or is threatened to be involved, as a party or otherwise, in connection with the investments and activities of the Company or by reason of such Person being a Manager, or agent of a Manager, of the Company. Any such Indemnification payments will be reimbursed to the Company by the Crowdfunding Issuer or its Affiliates.

However, no such Indemnified Party shall be so indemnified, with respect to any matter for which indemnification is sought, to the extent that a court of competent jurisdiction determines pursuant to a final and non-appealable judgment that, in respect of such matter, the Indemnified Party had (a) acted in bad faith or in the reasonable belief that the party's action was opposed to the best interests of the Company or constituted gross negligence or willful misconduct or breach of such party's fiduciary duty to the Company, if any, or (b) with respect to any criminal action or proceeding, had cause to believe beyond any reasonable doubt the party's conduct was criminal. An Indemnified Party shall not be denied indemnification in whole or in part under this Section because the Indemnified Party had an interest in the transaction with respect to which indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

Section 13.2   Tax Liability Indemnification

Each Member or Assignee, as applicable, shall indemnify and hold harmless the Indemnified Parties from and against any and all Liabilities arising from any underpayment in such Member's/Assignee's taxes on any amounts distributed by the Company to such Member/Assignee that results in one or more "imputed underpayments" as such term is defined by the IRS, even if such imputed underpayment is determined after the date the respective Member/Assignee is no longer a Member/Assignee of the Company. This indemnification shall specifically be effective and enforceable even after a Member/Assignee is no longer a Member/Assignee if such former Member/Assignee was a Member/Assignee in the Reviewed Year.

Section 13.3   Indemnity for Misrepresentation of a Prospective Member

Each Member shall indemnify and hold harmless the Manager and other Indemnified Parties from and against any and all Liabilities of whatsoever nature to or from any Person arising from or in any way connected with that Member's misrepresentation(s) that it met the "suitability standards" established by the Manager for membership in the Company.

Section 13.4   Advancement of Indemnification Funds

To the fullest extent permitted by law, amounts in respect of Liabilities incurred by an Indemnified Party in defending any claim, demand, action, suit, or proceeding, whether civil, criminal, administrative, or investigative, shall from time to time be advanced by the Company prior to a determination that the Indemnified Party is not entitled to be indemnified upon receipt by the Company of an undertaking by or on behalf of the Indemnified Party to repay such amount if it shall be determined that the Indemnified Party is not entitled to be indemnified as set forth in Section 13.1.

Section 13.5   No Impairment of Indemnification

No amendment, modification, or repeal of this Article or any other provision of this Agreement shall in any manner terminate, reduce, or impair the right of any past Indemnified Party to be indemnified by the Company or the obligations of the Company to indemnify any such Indemnified Party under and in accordance with the provisions of this Agreement as in effect immediately prior to such amendment, modification, or repeal with respect to any claim, demand, action, suit, or proceeding, whether civil, criminal, administrative, or investigative, arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification, or repeal, regardless of when such claim, demand, action, suit, or proceeding may arise or be asserted.

Section 13.6   Exculpation of Actions in Good Faith

Neither the Manager nor its Affiliates shall be liable to the Company or any Member for any loss which arises out of any action or omission of such party if (a) such party determined, in good faith, that such course of conduct was in, or was not opposed to, the best interest of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe such party's conduct was unlawful, and (b) such course of conduct did not constitute a breach of such party's fiduciary duty (if any) to the Company or gross negligence or willful misconduct of such party.

Section 13.7   No Termination of Indemnification Rights

The provisions of this Article shall survive the dissolution of the Company.

Article 14. General Matters

Section 14.1   Successors and Assigns

Subject to the restrictions on Transfer provided in this Agreement, this Agreement, and each and every provision of it, shall be binding upon and shall inure to the benefits of the Members, their respective successors, successors-in-title, personal representatives, heirs, Assignees, and other assigns.

Section 14.2   Power of Attorney

Each Member, by the execution of this Agreement, does hereby irrevocably constitute and appoint the Manager as such Member's true and lawful agents and attorneys-in-fact, with full power and authority in the Member's name, place, and stead, to make, execute, sign, acknowledge, swear to, deliver, file, and record such documents as may be necessary or appropriate to do, or cause to be done, the actions set forth in Exhibit A.

Section 14.3   Amendment

Provided that in each of the following instances, the Manager reasonably determines that such amendment will not subject any Member to any material, adverse economic consequences, the Manager, without the consent of the Members, may amend any provision of this Agreement or the Articles of Organization, and may execute, swear to, acknowledge, deliver, file, and record such documents as may be required in connection therewith, to:

a.   cause this Agreement or the Articles of Organization to comply with the requirements for Crowdfunding Vehicles as set forth in the Investment Company Act Rule 3a-9 (17 CFR § 270.3a-9), as it may be amended from time to time;

b.   change the name of the Company or the location of its principal office;

c.   add to the duties or obligations of the Manager;

d.   cure any ambiguity or correct or supplement any inconsistency in this Agreement;

e.   reduce or eliminate the tax burdens imposed on the Members (including, but not limited to, revising the terms or manner of distributions and liquidations);

f.   correct any printing, typographical, or clerical errors or omissions in order that the Agreement shall accurately reflect the agreement among the Members;

g.   reflect information regarding the admission of any Additional Member or substitute Member.

Any amendments not similar to the foregoing or as otherwise permitted by the power of attorney as set forth in Exhibit A shall require the written consent or vote of the Members as set forth in Section 7.7.

Section 14.4   Partition

Each Member, its successors, and assigns hereby waives any rights to have any Company Asset partitioned, and, pursuant to such waiver, no Member, nor any successor or assign of any Member, shall have the right while this Agreement remains in effect to file a complaint or institute any proceeding at law to seek, or to otherwise demand, request, or require, the liquidation or dissolution of the Company, the return of capital or any specific Company Assets, or, in equity, to have Company Assets partitioned, and each Member, on its own behalf and that of its successors, representatives, heirs, and assigns, hereby waives any such right.

The Members intend that during the term of this Agreement, the rights of the Members and their successors-in-interest, as among themselves, shall be governed by the terms of this Agreement, and that the right of any Member or successors-in-interest to Transfer or otherwise dispose of its Membership Interest in the Company shall be subject to the limitations and restrictions of this Agreement.

Section 14.5   No Waiver

The failure of any Member to insist upon strict performance of any provision or obligation of this Agreement, irrespective of the length of time for which such failure continues, shall not be a waiver of such Member's right to demand strict compliance in the future. No consent or waiver, express or implied, to or of any breach or default in the performance of any obligations under this Agreement, shall constitute a consent or waiver to or of any other breach or default in the performance of the same or any other obligation.

Section 14.6   Construction and Miscellaneous

The following general matters shall apply to the provisions of this Agreement:

a.   <u>Construction</u>. Unless the context requires otherwise, words denoting the singular may be construed as plural and words of the plural may be construed as denoting the singular. Words of one gender may be construed as denoting another gender or no gender as is appropriate within such context. The word "or" when used in a list may function as both a conjunction and a disjunction if the context permits.

b.   <u>Headings of Articles, Sections, and Subsections</u>. The headings of Articles, Sections, and Subsections used within this Agreement are included solely for the convenience and reference of the reader. They shall have no significance in the interpretation or construction of this Agreement.

c.   <u>Notices</u>. Any notice or communication to be given under the terms of this Agreement ("Notice") shall be in writing and shall be personally delivered or sent by overnight delivery, certified United States mail, or email. Notice shall be effective: (a) if emailed or personally delivered, when delivered; (b) if by overnight delivery, the day after delivery thereof to a reputable overnight courier service, delivery charges prepaid; or (c) if mailed, at midnight on the third business day after deposit in the mail, postage prepaid. Notices to the Company shall be addressed to its address below and to Members at their address for correspondence as set forth in the subscription documents, each as amended from time to time by Notice of the transferring party. Additionally, the Manager may provide Notice to the Members via a Company-related online platform. The Manager does not permit Notice by email.

Musaffa CFV LLC
attn: Dilshod Jumaniyaz
One World Trade Center, 285 Fulton St, Suite 8500
New York, NY 10007

d.   <u>Applicable State Law</u>. This Agreement shall be governed, construed, and enforced in accordance with the laws of Wyoming, without regard to its conflict of laws rules.

e.   <u>Execution; Duplicate Originals</u>. This Agreement may be executed manually, electronically, or by facsimile transmission, and in multiple counterparts. Each counterpart shall be considered a duplicate original agreement and all such counterparts shall, taken together, be considered one Agreement.

f.   <u>Severability</u>. If any provision of this Agreement is declared by a court of competent jurisdiction to be illegal, invalid, or unenforceable for any reason, such provision shall be fully severable and such illegality, invalidity, or unenforceability shall not affect the remaining provisions of this Agreement. Furthermore, in lieu of each illegal, invalid, or unenforceable provision, there shall be added automatically as part of this Agreement a provision as similar in terms to such illegal, invalid, or unenforceable provision as may be possible, legal, valid, and enforceable.

g.   <u>Acceptance</u>. Each Manager and Member hereby acknowledges and confirms that he, she, or it has reviewed this Agreement, accepts all its provisions, and agrees to be bound by all the terms, conditions, and restrictions contained in this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the Members and the Manager have executed or approved this Agreement effective November 13, 2023.

 MANAGER:

DocuSigned by:

Dilshod Jumaniyazov

6CBAF180193841F...

Dilshod Jumaniyazov, its Manager

EXHIBIT A

MEMBER COUNTERPART SIGNATURE PAGE AND LIMITED POWER OF ATTORNEY

Operating Agreement of
Musaffa CFV LLC

The undersigned prospective Member executes this counterpart signature page and thereby joins in the Operating Agreement of Musaffa CFV LLC, a Wyoming limited liability company (the "Company"), dated November 13, 2023 (the "Agreement"), as may be amended from time to time, between and among Dilshod Jumaniyazov, the manager of the Company (the "Manager"), and the Persons acquiring Units (the "Members") as described in the Agreement.

For purposes of reference, this document specifically incorporates the Agreement. The undersigned acknowledges that this counterpart signature page may be affixed with other counterpart signature pages of substantially like tenor, which are executed by the other parties to the Agreement, to constitute an original, and which taken together shall be but a single instrument.

The undersigned acknowledges that he/she/it has read, understands, and agrees to the entire dispute resolution procedure described in Article 10 of the Agreement, has sought advice of his/her/its own counsel to the extent he/she/it deems necessary, and is giving up the right to trial by jury, the right to conduct pretrial discovery, and the right to reimbursement of expenses, including attorneys' fees, related to a Dispute.

In accordance with the Agreement, the undersigned hereby irrevocably constitutes and appoints the Manager as its true and lawful attorneys and agents, in its name, place, and stead to make, execute, acknowledge, and, if necessary, to file and record:

　　a.　　any Amendments to the Articles of Organization or Agreement which are duly approved by the Members, or which do not require approval by the Members pursuant to Section 14.3;

　　b.　　all agreements, certificates, and other instruments that the Manager may deem necessary or appropriate to qualify or continue the Company as a limited liability company in the jurisdictions in which the Company may conduct business;

　　c.　　all agreements, certificates, and other instruments that the Manager may deem necessary or appropriate to reflect a Transfer of any Units in the Company or the admission of a Member in accordance with the terms of the Agreement; and

　　d.　　all agreements, certificates, and other instruments that the Manager may deem necessary or appropriate to effect the winding-up and termination of the Company or the Crowdfunding Issuer.

This power of attorney shall be deemed irrevocable and coupled with an interest. A copy of each document executed by the Manager pursuant to this power of attorney shall be transmitted to the undersigned promptly after the date of the execution of any such document.

This power of attorney shall survive delivery of any assignment by the undersigned of the whole or any part of such Person's Units, provided that if such assignment was of all of the undersigned's Units and the substitution of the Assignee as a Member has been consented to by the Manager, this power of attorney shall survive the delivery of such assignment for the purpose of enabling the Manager to execute, acknowledge, and file any and all certificates and other instruments necessary to effectuate the substitution

of the Assignee as a substitute Member. This power of attorney shall survive the death, incapacity, dissolution, or termination of the undersigned and shall extend to the undersigned's successors and assigns.

Except as expressly set forth in the Agreement, this power of attorney cannot be used by the Manager for the purpose of increasing or extending any financial obligation or liability of the undersigned or altering the method of division of available cash or net income or loss without the written consent of the undersigned.

EACH PERSON ACKNOWLEDGES AND CONFIRMS THAT THEY HAVE REVIEWED THE OPERATING AGREEMENT, ACCEPTS ITS PROVISIONS, AND AGREES TO BE BOUND BY ALL THE TERMS, CONDITIONS, AND RESTRICTIONS CONTAINED THEREIN.

IN WITNESS WHEREOF, this Membership Counterpart Signature Page and Limited Power of Attorney is executed as of the date listed below.

_____
Full Name of Person or Entity

_____
Name of Joint Signatory (if any)

_____
Signature

_____
Additional Signature (if necessary)

_____
Title (if member not a natural person)

_____
Title (if necessary)

EXHIBIT B

LIST OF MEMBERS

The following Persons are the Members of the Company, and their Units are set forth below. This Exhibit will be amended from time to time to include past and current Members and their respective Membership Interests.

Members

Name	Units	Percentage
TBD	TBD	TBD

Exhibit E

Video Transcript

Dilshod Jumaniyazov:

Assalam alaykum.

Musaffa is leading the way in halal and ethical investing by helping Muslims and value-driven investors grow their wealth in line with their principles.

Today, people are increasingly concerned about where they invest their money and how companies actually make their profits.

Musaffa solves this problem through a comprehensive screening system guided by Islamic law and ESG principles, ensuring investments are both halal and ethical.

The name "Musaffa" means purified, reflecting our mission to bring clarity, confidence, and trust to investing.

We raised nearly 1 million dollars from over 500 investors across 50 different countries, bringing out total funding to more than 4 million dollars.

We are trusted by over 490,000 members on the platform across 195 countries, and over $88 million in linked assets.

Nusrat Ahmed:

We've all spent years learning about science, math, technology - but how often are we learning about how to make your *rizq* halal?

For so many of us, finance education and the markets is so complex and overwhelming and when we seek answers, we just don't know where to start.

At Musaffa Academy, we're changing that. We make Islamic finance education clear, actionable, and practical.

From courses on halal investing basics to building generational wealth, we're giving you the toolkit on how to navigate the market with confidence.

The world of Islamic finance is growing and there's a place in it for you and for me.

And Musaffa Academy is here to guide you every step of the way.

Tarif Laskar:

At Musaffa, we use a comprehensive screening process that combines shariah principles to ensure halal investments, as well as ethical standards and ESG to promote fairness and responsible investing.

This ensures that every investment aligns with both Islamic values and ethical practices.

Dilshod Jumaniyazov:

We've opened the opportunity for everyone to invest in Musaffa and become shareholders through our new equity crowdfunding campaign. Since our last round, Musaffa's valuation has increased, reflecting steady growth and significant achievements by our team.

We are raising 5 million dollars to scale our growth and expand Musaffa into emerging markets.

Join us in taking halal and ethical investing to the next level.

Together, we can make a positive impact on the world and grow wealth in a way that feels right.

Invest halal.

Invest in Musaffa.

Invest in a purer future.

Exhibit F

Investor Website Landing Page



Invest in Musaffa

Own a Piece of a Fast-Growing U.S. Fintech Company.
Up to $2M Institutional Lead Investor Committed.

- U.S. SEC-Registered Investment Adviser (regulated)
- Global Halal Investing Platform
- Managed Halal Portfolio

Growth Round $1.2M

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$7,125,763 Invested in Musaffa | 1,393 Investments | 50+ Countries

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**"Investment Amount" means cash amount invested by the Investor, excluding any Processing Fees, which will be taken as the basis for calculation of Subscription Perks.



Published Date: November 27, 2025

UCEA Capital Partners Is Proud to Be the Institutional Lead Investor for Musaffa's $5 Million Round

Written by João Manuel Paz Teixeira, The Chairman – UCEA Capital Partners

To Our Esteemed Partners and Stakeholders,

UCEA Capital Partners is proud to be leading the $5 million Bridge Round of Musaffa Inc., the world's first fully integrated halal investing and financial intelligence platform serving the 2 billion-strong global Muslim community and the rapidly growing ethical finance segment.

Read more

High-profile Investor &
Brand Ambassador

Musaffa is on a mission to make halal investing easy and available for Muslims around the world.

I invite you to join me as an early investor — together, we can empower Muslims to take control of their financial future.

— Nabil Fekir, French Footballer & 2018 FIFA World Cup Champion



Top Reasons to Invest in Musaffa

$52 Trillion+* Halal investing market opportunity worldwide

$118.60M Linked assets monitored for Shariah compliance (last 18 months)

Launched Global Halal Investing Platform

642,722 users from 200 countries (360% annualized growth)

#1 Global Platform* For screening and researching halal stocks & ETFs

#2 Islamic Fintech Company in the U.S.* Ranked by Salaam Gateway, 2024

4.8★ App Rating* 8,000+ Verified Reviews on Google & Apple App Stores

$250,000 Founder Investment Founder's personal capital committed

What our investors say...

Sherifah A.
Three years ago, I was searching for halal investment opportunities when I came across Musaffa. Intrigued by their vision, I decided to give them a call. During our conversation, they shared their ambitious plan to create a global halal investing platform designed specifically for Muslims. Their goal was to make it simple and accessible for Muslims to invest without compromising their values or worrying about riba.

Idrees A.
Musaffa is by far the most intuitive and comprehensive market screener I have come across. It's an all-in-one platform for investors with strong ethical principles in pursuit of growing their wealth. Having met members of their team, they are clearly on a path to turning the dream of halal investing and wealth generation into a sustainable reality. This is directly related to my broader beliefs that supporting such a powerful mission will only bring about enormous benefits to the investment community at large.

Tauhid H.
As a family physician, I was drawn to Musaffa for several reasons. First, I deeply resonate with what Musaffa represents — a much-needed initiative to bring Muslim-forward institutions into the financial sector. Second, I appreciate what Musaffa enables. While investing in a traditional index fund might be straightforward, aligning our investments with our ethical values is often more challenging. My wife and I are proud to be part of this journey and I encourage others to explore what Musaffa has to offer.

EXECUTIVE LEADERSHIP TEAM

Our leadership team is composed of seasoned professionals with extensive backgrounds in top financial technology firms across the United States, UAE, and Canada.



Dilshod Jumaniyazov
Co-founder & CEO

Akram Jagirdar
Co-founder & COO

Rinat Ziyodillaev
Chief Legal Officer (CLO)



55+ Tech & finance professionals with combined
work experience of 150+ years



Dilshod Jumaniyazov and Warren



Dilshod Umaryusupov with Warren
Buffett, Omaha, Nebraska 2011

As the co-founder and president of the University of
Tennessee Investment Group, Dilshod had the
honour of meeting Warren Buffett. After a
meaningful discussion, Buffett's insights further
inspired Dilshod to advance his vision of creating a
global investment platform tailored for Muslims.

What is Musaffa Solving?

Problems

Lack of Education:
A shortage of education on Islamic finance
makes it difficult for Muslims to screen and
invest in Shariah-compliant options
globally.

Barriers to Halal Investing
Of $4.11 trillion in global liquid assets, only
12.6% are Shariah-compliant, leaving a $52
trillion market untapped. Over 400 million
Muslims face access issues due to
fragmented platforms and limited
education.

Restricted Investment Options:
Muslims cannot invest in non-Shariah-
compliant products like derivatives, bonds,
and most stocks/ETFs, limiting their
opportunities.

Our Solution

LEARN: Increasing Islamic Finance Knowledge

SCREEN: Finding Halal Stocks & ETFs Globally

RESEARCH: Performing Fundamental Research

INVEST: Investing in Halal Stocks & ETFs

PURIFY: Investing Cleanly - Exiting Cleanly

Musaffa: Most Comprehensive Halal Stock and ETF Screener

With Musaffa
Review halal rankings
and detailed screening
outcomes.

Product



LEARN: Increasing Islamic Finance knowledge

Musaffa Academy
Master Islamic finance and halal investing with Musaffa
Academy. Learn key concepts, explore investment strategies,
and make informed decisions for your financial future.

Musaffa Community
Discuss finance, halal investing, and personal financial
management online. Seek advice, share knowledge, and stay
informed about market trends.

SCREEN: Finding Halal Stocks & ETFs globally

Halal Stocks and ETFs Screener
Screen over 120,000 stocks and 9,000 ETFs globally to find
Shariah-compliant stocks and ETFs. Currently, our users can
enjoy screening over 80,000 stocks and 3,000 ETFs.

Halal Stock Collections
Quickly screen and find the trending halal stocks, including
stock bucket collections such as Halal top gainers, top losers,
52-week low, 52-week high, most active, and most popular
stocks.



RESEARCH: Performing Fundamental Research

Investment Research
Conduct fundamental research to understand the risks and
returns associated with potential investments comprehensively.
Analyze company and market data to enable well-informed
decisions, leading to the identification of profitable stocks.

Investment Checklist
Make well-informed decisions by assessing risk, financial health,
business aspects, management, dividends, valuation, market
conditions, liquidity, and portfolio alignment, with a focus on
achieving long-term goals.



INVEST: Investing in Halal Stocks & ETFs

Seamless Portfolio Monitoring
Link portfolios from current brokerages to the Musaffa
platform/app and monitor the Shariah compliance of
investments in real time.

Halal Trading Platform
Invest only in halal stocks and ETFs locally and internationally
by opening a brokerage account directly on the Musaffa
platform.

Customized Portfolios
Build customized portfolios to align with personal goals,
manage risk effectively, maximize returns, adapt to market
conditions, and address religious considerations.

Smart Notifications
Receive real-time alerts on Shariah compliance of investments,
market events, price movements, portfolio adjustments, news,
analysis, and dividends. This facilitates managing risks and
making informed investment decisions.



PURIFY: Investing Cleanly - Exiting Cleanly

Purification
Purify your investments by donating the non-halal portion of
profits from profitable investments, ensuring continuous
Shariah compliance of your investments.

Zakat Platform
Accurately calculate and pay Zakat to support charitable
causes, achieve spiritual purification, support the community,
foster solidarity among Muslims, and, most importantly, fulfill a
religious duty.

Our Shariah Advisors

Shaikh Dr. Aznan Hasan
MALAYSIA
Shariah Board member of
Accounting and Auditing
Organization for Islamic Financial
Institutions ("AAOIFI").

Mufti Faraz Adam
UNITED KINGDOM
Well-known UK-based Islamic
Finance consultant and head of the
global Shariah advisory firm Amanah
Advisors.

Our Shariah board members continuously monitor our operations,
systems, and technologies to ascertain that we are completely
adhering to Shariah standards.

AAOIFI   AMANAH ADVISORS

VIEW CERTIFICATES

Global Offices

New York, USA
48 Wall Street
Suite 1100 PMB 1026,
New York, NY 10005

Dubai, UAE
Office 1802, Lake Central
Tower, Business Bay,
Dubai, UAE

Tashkent, Uzbekistan
1A, Mahtumquli street, 13th
Floor, Yashnobod District,
Tashkent city, Uzbekistan



Musaffa's Growth

Company History From 2020 to 2025

2025
- Launched Musaffa's Global Halal Investing Platform
- U.S. SEC Registered Investment Advisor (RIA)
- Revamped entire platform & apps

2024
- New Offices in Dubai & Tashkent
- Portfolio Integration & Purification with 15 Brokerages
- 475K+ users from 195 countries

2023
- 314K+ Users Globally
- The Team Expanded to 50+ members

2023
- New Office in New York
- Launched World's First Shariah-compliant ETF Screener

2022
- 72K+ Users Globally
- 6 B2B Partnerships

2022
- Launched Mobile Apps with 50,000+ Stocks Covered

2021



Frequently Asked Questions

Why invest in startups? ▲

Regulation CF allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Kickstarter; with Regulation CF Offerings, you aren't buying products or merchandise - you are buying a piece of a company and helping it grow.

How much can I invest? ⌄

How do I calculate my net worth? ⌄

What are the tax implications of an equity crowdfunding investment? ⌄

Who can invest in a Regulation CF Offering? ⌄

What do I need to know about early-stage investing? Are these investments risky? ⌄

When will I get my investment back? ⌄

Can I sell my shares? ⌄

Exceptions to limitations on selling shares during the one-year lockup period: ⌄

What happens if Musaffa does not reach their funding target? ⌄

What if I change my mind about investing? ⌄

How do I keep up with how Musaffa is doing? ⌄

What relationship does Musaffa have with DealMaker Securities LLC? ⌄

What is the Company's implied pre-money valuation? ⌄

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Musaffa is empowering

400 Million Muslims to access the financial markets!

Ready to join the mission?

INVEST HALAL NOW



Offices

40 Wall Street Suite 700 PMB 1026, New York, NY 10005, United States

14, Mahtumquli street, 18th Floor Yashnobod District, Tashkent city, Uzbekistan 100047

Office 1602, Loke Central Tower, Business Bay, Dubai, UAE

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| $3.00 | $1,500.00* | | | |
| Price Per Share | Min. Investment | **INVEST HALAL NOW** | | |